Exhibit 99.1

UPDATED MINERAL RESOURCE ESTIMATE AND
TECHNICAL REPORT ON THE

BÉGIN-LAMARCHE PHOSPHATE PROJECT,
SAGUENAY – LAC SAINT-JEAN REGION,
NORTHERN QUÉBEC

MTM NAD83(CSRS) Zone QC-7 241,024 m EAST AND 5,402,280 m NORTH,
or UTM NAD83 ZONE 19N 326,000 m EAST AND 5,403,000 m NORTH,
or 71°21’51” WEST LONGITUDE AND 48°45’21” NORTH LATITUDE

FOR

FIRST PHOSPHATE CORPORATION

NI 43-101 & 43-101F1

TECHNICAL REPORT

FINAL

Antoine Yassa, P.Geo.

P&E Mining Consultants Inc.
Report 496

Effective Date: May 1, 2026

Signing Date: August 24, 2026

Table of Contents

1.0	SUMMARY	1

1.1	Property Description and Location	1

1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	1

1.3	History	3

1.4	Geological Setting, Mineralization, Deposit Type	3

1.5	Exploration and Drilling	4

1.6	Sample Analyses and Data Verification	4

1.7	Mineral Processing and Metallurgical Testing	5

1.8	Mineral Resource Estimate	5

1.9	Adjacent Properties	7

1.10	Conclusions	8

1.11	Recommendations	8

2.0	INTRODUCTION AND TERMS OF REFERENCE	12

2.1	Terms of Reference	12

2.2	Site Visits	12

2.3	Sources of Information	13

2.4	Units and Currency	14

3.0	RELIANCE ON OTHER EXPERTS	22

4.0	PROPERTY DESCRIPTION AND LOCATION	23

4.1	Location	23

4.2	Property Description and Mineral Tenure	24

4.3	Property Acquisition	24

4.4	Mining Rights in Québec	25

4.4.1	The Claim	25

4.4.2	The Mining Lease	26

4.5	Surface Rights	27

4.6	Environment, Permitting, Social License	27

4.7	Additional Properties of Interest	28

4.8	Author Comments on Additional Risks	29

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	30

5.1	Access	30

5.2	Climate	30

5.3	Infrastructure	31

5.4	Physiography	32

6.0	HISTORY	33

6.1	Exploration History	33

6.1.1	1995	33

6.1.2	2009	33

6.1.3	2018 Secova Metals Corp.	42

6.1.4	2020 to 2022	43

6.1.4.1	Geological Work	43

6.1.4.2	Geophysical Work	44

6.2	Historical Mineral Resource Estimates	47

6.3	Previous Mineral Resource Estimate	47

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6.4	Past Production	47

7.0	GEOLOGICAL SETTING AND MINERALIZATION	48

7.1	Regional Geology	48

7.2	Local and Property Geology	49

7.3	Deposit Geology	51

7.4	Mineralization	53

8.0	DEPOSIT TYPES	61

9.0	EXPLORATION	67

9.1	Geological Reconnaissance and Sampling	67

9.2	Airborne Magnetic Survey	72

9.3	Petrographic Study	73

9.4	Bulk Sampling	74

10.0	DRILLING	76

10.1	2023 Drill Program	76

10.2	2024 Drill Program	80

10.2.1	Mountain Zone	85

10.2.2	Northern Zone	87

10.2.3	Southern Zone	89

10.3	2025 to 2026 Drilling Program	92

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	101

11.1	Sample Preparation and Security	101

11.2	Bulk Density Determinations	101

11.3	Quality Assurance / Quality Control Review	102

11.3.1	2023 to 2024 Quality Assurance / Quality Control	102

11.3.1.1	Performance of In-House Reference Materials	102

11.3.1.2	Performance of Blank Material	103

11.3.1.3	Performance of Lab Pulp Duplicates	103

11.3.2	2025 to 2026 Quality Assurance / Quality Control	103

11.3.2.1	Performance of In-House Reference Materials	103

11.3.2.2	Performance of Blank Material	105

11.3.2.3	Performance of Lab Pulp Duplicates	106

11.4	Conclusion	108

12.0	DATA VERIFICATION	109

12.1	Drill Hole Database Verification	109

12.1.1	2023 to 2024 Analyses Verification	109

12.1.2	2025 to 2026 Analyses Verification	109

12.1.3	Drill Hole Data Validation	109

12.2	2024 and 2026 P&E Site Visits and Independent Sampling	109

12.3	Adequacy of Data	116

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	117

13.1	2024 Mineralogical and Bench-Scale Metallurgical Testing	117

13.1.1	Metallurgical Sample	117

13.1.2	Mineralogy	119

13.1.3	Mineral Content and Distribution	119

13.1.4	Apatite	122

13.1.5	Mineral Liberation and Exposure	122

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13.1.6	Bench-Scale Mineral Processing Testwork	126

13.1.6.1	Comminution Tests	126

13.1.6.2	LIMS Magnetic Separation for Magnetite Separation	127

13.1.6.3	Phosphate (Apatite) Concentration	129

13.2	2025 Bench Scale and 2026 Pilot Scale Metallurgical Testing	131

13.2.1	Pilot Scale Testwork	131

13.2.1.1	General Program	131

13.2.1.2	Pilot Plant Phase 1 – Bulk Sample Preparation. Grinding and Magnetic Separation	133

13.2.1.3	Phase 2 – Apatite Flotation	134

13.2.1.4	WHIMS (Longi) Concentrate Upgrading	135

13.3	Summary and Recommended Next Steps	135

14.0	MINERAL RESOURCE ESTIMATE	136

14.1	Introduction	136

14.2	Previous Mineral Resource Estimate	136

14.3	Database	137

14.4	Data Verification	137

14.5	Domain Interpretation	138

14.6	Rock Code Determination	138

14.7	Wireframe Constrained Analyses	139

14.8	Compositing	139

14.9	Grade Capping	140

14.10	Variography	144

14.11	Bulk Density	144

14.12	Block Modelling	144

14.13	Mineral Resource Classification	145

14.14	P2O5 Cut-off Calculation	146

14.15	Mineral Resource Estimate	146

14.16	Confirmation of Estimate	148

15.0	MINERAL RESERVE ESTIMATES	153

16.0	MINING METHODS	154

17.0	RECOVERY METHODS	155

18.0	PROJECT INFRASTRUCTURE	156

19.0	MARKET STUDIES AND CONTRACTS	157

20.0	ENVIRONMENTAL STUDIES, PERMITS, AND SOCIAL OR COMMUNITY IMPACTS	158

21.0	CAPITAL AND OPERATING COSTS	159

22.0	ECONOMIC ANALYSIS	160

23.0	ADJACENT PROPERTIES	161

24.0	OTHER RELEVANT DATA AND INFORMATION	163

24.1	Summary	163

24.2	Property Description and Location	163

24.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography	163

24.4	History	165

24.5	Geological Setting, Mineralization, Deposit Type	165

24.6	Exploration and Drilling	166

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24.7	Sample Analyses and Data Verification	166

24.8	Mineral Processing and Metallurgical Testing	166

24.9	Mineral Resource Estimate	167

24.10	Mining Methods	169

24.11	Recovery Methods	174

24.12	Project Infrastructure	175

24.12.1	Existing Infrastructure	175

24.12.2	Planned Infrastructure	175

24.13	Market Studies and Contracts	176

24.14	Environmental Studies, Permitting, and Social Impact	177

24.14.1	Baseline Studies	177

24.14.2	Permitting	177

24.14.3	Social or Community Impact	178

24.14.3.1	Pekuakamiulnuatsh First Nation (Mashteuiatsh)	178

24.14.4	Geochemistry and Closure	178

24.14.4.1	Geochemistry	178

24.14.4.2	Closure	178

24.15	Capital and Operating Costs	179

24.16	Economic Analysis	180

24.17	Adjacent Properties	183

24.18	Project Risks and Opportunities	184

24.19	Conclusions	184

24.20	Recommendations	184

25.0	INTERPRETATION AND CONCLUSIONS	188

26.0	RECOMMENDATIONS	191

27.0	REFERENCES	195

28.0	CERTIFICATES	200

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page iv

List of Tables

Table 1.1	Pit-Constrained Mineral Resource Estimate(1-4) at 2.5% P2O5 Cut-off	5
Table 1.2	Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-off	6
Table 1.3	Cost Estimates for the Recommended Work Program	11
Table 2.1	Qualified Person Responsible for this Technical Report	13
Table 2.2	Terminology and Abbreviations	14
Table 2.3	Unit Measurement Abbreviations	20
Table 5.1	Monthly Weather Statistics for the City of Saguenay	31
Table 6.1	Analytical Results Summary from the Bégin Area	36
Table 6.2	Summary of 2021 Sampling Analytical Results	46
Table 7.1	Drill Core Sampling and Average Whole-Rock Geochemistry	53
Table 7.2	Modal Abundance of Major Minerals Using SEM-MLA*	55
Table 7.3	Ranges of Chemical Compositions of Major Minerals from the Bégin-Lamarche Deposit	58
Table 8.1	Comparison of Igneous and Sedimentary Hosted Type of Phosphate Mineral Deposits	61
Table 10.1	Significant Mineralized Intervals from the 2023 Drill Program	79
Table 10.2	Technical Parameters of the 2023 Drill Holes	79
Table 10.3	Technical Parameters of the 2024 Drill Program	82
Table 10.4	Significant Mineralized Intervals in the 2024 Mountain Zone Drill Program	85
Table 10.5	Significant Mineralized Intervals from the 2024 Northern Zone Drilling	87
Table 10.6	Significant Mineralized Intervals in the 2024 Southern Zone Drill Program	89
Table 10.7	2025-2026 Drill Hole Collar Location, Orientation, Length Information	94
Table 10.8	Highlight Drill Hole Intercepts for the Mountain Zone	98
Table 10.9	Highlight Drill Hole Intercepts for the Northern Zone	99
Table 10.10	Highlight Drill Hole Intercepts for the Southern Zone	100
Table 12.1	May 2026 Due Diligence Sample Results	112
Table 13.1	Bégin-Lamarche Composite Sample, SGS, July 2024	118
Table 13.2	2024 Bégin-Lamarche Composite Sample Fraction Mineral Content	119
Table 13.3	“Average” Mineralization in BL Zones (Summarized from Queen’s Drill Core Information)	121
Table 13.4	Bégin-Lamarche Apatite Crystal Elemental Content	122
Table 13.5	LIMS Magnetic Separation, 2024 Bégin-Lamarche Composite	128
Table 13.6	Metallurgical Balance, Apatite Flotation Test (F15)	130
Table 13.7	Locked 6-Cycle Apatite Flotation Test	130
Table 13.8	Mineralogy Comparisons: Bench and Pilot Composites	132
Table 14.1	Pit-Constrained Mineral Resource Estimate at 2.5% P2O5 Cut-off (effective September 9, 2024)	136
Table 14.2	Basic Statistics of Analytical Database	137
Table 14.3	Rock Codes Used for the Mineral Resource Estimate	138
Table 14.4	Summary of Mineralized Wireframe Constrained Analyses	139
Table 14.5	Composite Summary	141
Table 14.6	Grade Capping Values	141
Table 14.7	Constrained Bulk Density	144
Table 14.8	Block Model Definition	144
Table 14.9	Block Model Interpolation Parameters	145
Table 14.10	Pit-Constrained Mineral Resource Estimate (1-4) at 2.5% P2O5 Cut-off	146

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Table 14.11	Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-off	147
Table 14.12	Average Grade of Composite Comparison with Block Model	148
Table 24.1	Pit-Constrained Mineral Resource Estimate at 2.5% P2O5 Cut-off (1-4)	167
Table 24.2	Pit Optimization Parameters	171
Table 24.3	Pit Phase Tonnages	173
Table 24.4	Capital Cost Estimate	180
Table 24.5	Operating Cost Estimate	180
Table 24.6	PEA Summary Parameters and Results	181
Table 24.7	Budget for Recommended Work Program	187
Table 26.1	Cost Estimates for the Recommended Work Program	194

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List of Figures

Figure 1.1	Location Map of Bégin-Lamarche Property, Québec	2
Figure 4.1	Location of Bégin-Lamarche Property, Québec	23
Figure 4.2	EER Map of the Bégin-Lamarche Property	24
Figure 4.3	Location of Additional First Phosphate Properties in the Saguenay Region of Northern Québec	28
Figure 5.1	Access to the Bégin-Lamarche Property and Project	30
Figure 5.2	Regional Infrastructure	32
Figure 6.1	Outcrops in the Bégin Area	34
Figure 6.2	Location of Outcrop Samples on Magnetic Map	35
Figure 6.3	Anorthosite with Clinopyroxene Phenocrysts in Outcrop PS-BG-09-005	37
Figure 6.4	Shear Zone Cutting Anorthosite in Outcrop LG-BG-09-006	38
Figure 6.5	Transitional Gabbro Unit in Outcrop LG-BG-09-019	39
Figure 6.6	Troctolite Unit in Outcrop LG-BG-09-026	40
Figure 6.7	Corona Texture of Clinopyroxene Around Orthopyroxene Grains in Outcrop PS-BG-09-043	41
Figure 6.8	Work Locations on the Peribonkin Bégin Property in 2018	42
Figure 6.9	Access Roads and Sampled Locations	43
Figure 6.10	Sampled Locations at the B159 and B149 Showings	44
Figure 6.11	Mineralized Sample from the B159 Showing	45
Figure 7.1	Geological Map Showing the Location of the LSJA Suite in the Grenville Province, Québec	49
Figure 7.2	Geological Map of the LSJA Suite and Surrounding Rocks	50
Figure 7.3	Property Scale Geological Map	51
Figure 7.4	Mineralized Zones of the Bégin-Lamarche Phosphate Deposit	52
Figure 7.5	Massive Apatite Intervals in Northern Zone Core from Drill Hole BL-24-82	52
Figure 7.6	Major Silicate Minerals Present the Host Rocks of the Bégin-Lamarche Deposit	57
Figure 7.7	Apatite Mineralization at Bégin-Lamarche Deposit	59
Figure 7.8	Major Oxide Minerals at Bégin-Lamarche	60
Figure 8.1	Ternary Diagram of Gabbroic Rocks	62
Figure 8.2	Average Grade Versus Tonnage for Major Igneous Phosphate Deposits Worldwide	63
Figure 8.3	Generally Accepted Model for the Origin of Anorthosite	64
Figure 8.4	Model for Anorthosite Complex Development	65
Figure 8.5	Model for Magmatic Differentiation of Anorthosite	65
Figure 8.6	Schematic Model Representing the Processes that Formed the Ultramafic and Mafic Host Rocks of the Bégin-Lamarche Phosphate Deposit	66
Figure 9.1	Location of the Surveyed Areas	67
Figure 9.2	Location of Samples and Results for Targets 1 and 2	69
Figure 9.3	Location of Samples and Results for Target 3	70
Figure 9.4	Location of Samples and Results for the Mountain Zone	71
Figure 9.5	Very High-Resolution Magnetic Survey	73
Figure 9.6	Photograph Showing Excavation of the Bulk Sample	74
Figure 9.7	Photograph of a Rock Sample Taken from the Bulk Sample	75
Figure 10.1	Interpretation of the Phosphate Layers from the 2023 Drill Holes	77
Figure 10.2	Drill Hole Location Map on DV1 Magnetic Map	78

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Figure 10.3	Map Showing the 2024 Drill Program at Bégin-Lamarche	81
Figure 10.4	Cross-Sectional Projection of the Mountain Zone	86
Figure 10.5	Cross-Sectional Projection of the Northern Zone	88
Figure 10.6	Cross-Sectional Projection of the Southern Zone	91
Figure 10.7	Plan View of Collar Locations 2025-2026 Drill Holes	93
Figure 11.1	Reference Material Results for STD-1B: P2O5	104
Figure 11.2	Reference Material Results for STD-2B: P2O5	105
Figure 11.3	Results for Blank Material: P2O5	106
Figure 11.4	Scatter Plot of Actlabs Lab Pulp Duplicates: P2O5	107
Figure 12.1	Georeferenced Images of Three of the Validated Collar Locations During the 2026 Site Visit	110
Figure 12.2	2026 Site Visit Traverse and New Drill Core Logging Facility	111
Figure 12.3	2024 Site Visit Results for P2O5	113
Figure 12.4	2024 Site Visit Results for TiO2	114
Figure 12.5	2024 Site Visit Results for Fe2O3	115
Figure 12.6	2026 Site Visit Results for P2O5	116
Figure 13.1	Apatite Association - 2024 BL Composite, Head	123
Figure 13.2	Fe-Oxides Association - 2024 BL Composite, Head Sample	125
Figure 13.3	Ilmenite Association - BL, Head Sample	126
Figure 14.1	P2O5 Grade-Tonne Curve for ID2 Versus NN Interpolation	149
Figure 14.2	P2O5 Grade Swath Plot Easting	150
Figure 14.3	P2O5 Grade Swath Plot Northing	151
Figure 14.4	P2O5 Grade Swath Plot Elevation	152
Figure 23.1	Adjacent Properties Map	162
Figure 24.1	Location Map of Bégin-Lamarche Property, Québec	164
Figure 24.2	Mountain, Northern and Southern Zones	170
Figure 24.3	Final Open Pit Design	172
Figure 24.4	General Mine Area Layout	176
Figure 24.5	Project After-Tax NPV Sensitivity	183

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1.0	SUMMARY

This National Instrument (“NI”) 43-101 Technical Report was prepared by P&E Mining Consultants Inc. (“P&E”) for First Phosphate Corporation (“First Phosphate” or the “Company”) to provide an updated Mineral Resource Estimate and Technical Report on the Bégin-Lamarche Phosphate Property (“the Property” or “Project”), Saguenay – Lac-Saint-Jean Region, northern Québec. The Bégin-Lamarche (“BL”) Property is 100% owned by First Phosphate. This Technical Report has an effective date of May 1, 2026.

First Phosphate is a public company registered in British Columbia and listed on the Canadian Securities Exchange, where it trades under the symbol PHOS. The Company’s head office is located in the City of Vancouver, British Columbia.

P&E completed an Initial Mineral Resource Estimate on the Bégin-Lamarche Phosphate Property for First Phosphate with an effective date of September 9, 2024, which formed the basis for the 2025 PEA (P&E, 2026). Since then, more recent drilling has further evaluated the potential for near-surface phosphate mineralization.

1.1	PROPERTY DESCRIPTION AND LOCATION

The Bégin-Lamarche Property is located ~270 km north of Québec City, Québec and ~75 km northwest of the City of Saguenay, Québec (Figure 1.1). The Property consists of 173 contiguous CDC Exclusive Exploration Rights (“EER”) (commonly known as “claims”) with a total area of 9,689 ha which First Phosphate fully owns. All Property EERs are registered with the Ministry of Natural Resources and Forests (“MRNF”). All the Bégin-Lamarche Property EERs are in good standing as of the effective date of this Report.

1.2	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Bégin-Lamarche Property is accessible via ~50 km driving-distance northwest of the City of Saguenay, Québec’s sixth-largest city (Figure 1.1). Saguenay has a skilled industrial workforce, established local infrastructure, is 30 km driving distance from the deep-sea Port of Saguenay, and is serviced by daily flights from Montréal.

The Saguenay Region has a humid continental-type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C) with very cold winters (average −21.1°C in January) and relatively cool summers (average 24.1°C in July).

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Figure 1.1     Location Map of Bégin-Lamarche Property, Québec

Source: Modified by P&E (This Report) from https://www.canadamaps.com/map-of-quebec-with-cities-and-towns/ (September 2024)

The Saguenay - Lac Saint-Jean Region has a population of 280,000 inhabitants (Census Canada, 2021) and extensive industrial, agricultural, forestry and tourist industries. The region also has a significant hydroelectric generation system (owned by Rio Tinto) for the aluminum production and transformation industries. The Université du Québec à Chicoutimi in the City of Saguenay houses a well-known geological department. The nearby mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine in the area is the Niobec Niobium Mine operated by Magris Resources.

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Deep-water all-season port facilities at the Port of Saguenay, 30 road-km distant, are linked by the Saguenay River to the St. Lawrence River at the Town of Tadoussac and, ultimately, the Atlantic Ocean. The Company has signed a Memorandum of Understanding with the Port of Saguenay to secure access and development space at the port facilities. Furthermore, the port of Bécancour on the St. Lawrence River is located 260 km south-southeast of the City of Saguenay and is accessible by Highway Road 172 west to Highway 169, and then south along Highway 155 to the City of Trois-Rivières. There are regularly scheduled flights to Saguenay from the City of Montréal.

The topography of the Property consists of rolling hills containing numerous outcrops and small valleys covered with a thick layer of overburden. Vegetation is a mixed forest of deciduous and coniferous trees with a few lakes.

1.3	HISTORY

Historically, exploration work in the Bégin-Lamarche Project regional focused mainly on industrial minerals and dimensional stone. In the 1970s, the region was mapped by Provincial Government teams, with a focus on a large anorthosite complex. In 1986 and 1996, lake-sediment samples and stream-sediment samples returned anomalous values in nickel, copper and cobalt.

From the mid-1990s to 2022, Virginia Gold Mines, Secova Metals and local prospectors completed geophysical, lithogeochemical, and geological surveys designed to detect mainly the presence of massive magmatic sulphide mineralization associated with anorthosite. Disseminated Ni-Cu-Co sulphide mineralized showings and phosphate mineralized occurrences were found.

First Phosphate’s interest in the Bégin-Lamarche area stemmed from the presence of a 7 km long, southwesterly trending airborne anomaly and two historical grab samples taken by prospectors that returned results of 10.5% and 12.0% P2O5 (phosphorus pentoxide) in a cumulate rock type with >90% oxide (magnetite and ilmenite) and apatite. In 2022, First Phosphate purchased the northern part of the Bégin Property from local prospectors, expanded it through staking and additional acquisition deals, and commenced exploration for magmatic phosphate mineralization.

First Phosphate subsequently completed an initial Mineral Resource Estimate (P&E, 2024) and a Preliminary Economic Assessment (“PEA”) (P&E, 2025) of the Bégin-Lamarche Project.

1.4	GEOLOGICAL SETTING, MINERALIZATION, DEPOSIT TYPE

The Bégin-Lamarche Phosphate Deposit is associated with well-defined oxide-apatite peridotite (“OAP”) intrusions within the large, Proterozoic age, Lac-Saint-Jean anorthosite suite (“LSJAS”). The LSJAS is the largest phosphate-mineralized anorthosite worldwide. The phosphate Deposit consists of four mineralized zones that are continuous, only separated by faults within the Deposit and extend over a length of 2,750 m. The Mountain Zone is a single phosphate-bearing mass having a diameter of up to 200 m and a length of 250 m. The Northern Zone consists of four phosphate layers ranging from 30 m to 200 m in thickness and 625 m in length. The Central Zone contains eight phosphate layers, one of which is up to 50 m thick and 900 m long. The Southern Zone contains three phosphate layers, one of which is up to 125 m thick and 725 m long.

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Bégin-Lamarche is an anorthosite massif-hosted phosphate (apatite) mineral deposit.

1.5	EXPLORATION AND DRILLING

In 2023 and 2024, First Phosphate completed geological reconnaissance and sampling programs, an airborne magnetic survey, a petrographic study, bulk sampling for metallurgical testing, and diamond drilling programs. In 2023, 21 drill holes were completed for a total of 4,461 m of NQ drill core. Between January and April 2024, 99 drill holes were completed for a total of 25,929 m. In all, First Phosphate completed 120 drill holes totalling 30,390 m on the Property.

More recently, an infill drill program on the Mountain, North, Central and South mineralized zones commenced on March 24, 2025, and was completed on March 31, 2026. The drilling program confirmed extensive, continuous mineralization across the existing horizon of the initial Mineral Resource Estimate (“MRE”). The drill program also discovered two new phosphate intersections in the Northern Zone and the Southern Zone on the eastern side of the known mineralized zones. An additional 10,000 m of targeted drilling was added to the initial drill program of 30,000 m, in order to develop an understanding of these new intersects and to test additional mineralization located at depth in various areas across the Northern, Central and Southern Zones. In the Mountain Zone, several intervals exceeding 50 m with grades >10% P₂O₅ were intersected within the broader composite intervals. Several massive apatite veins reaching up to 2 m in thickness were also encountered. In this period, 169 drill holes totalling 41,220 m were completed.

1.6	SAMPLE ANALYSES AND DATA VERIFICATION

It is the Author’s opinion that sample preparation, security and analytical procedures for the Bégin-Lamarche Project 2023 to 2026 drill programs were adequate, and that the data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate. Recommendation is made for future drill core sampling at the Project to include the insertion and monitoring of field and coarse reject duplicates, and to umpire sample 5 to 10% of all future drill core samples at a reputable secondary laboratory.

Verification of the Bégin-Lamarche Project data, used for the current Mineral Resource Estimate, was undertaken by the Author, and included a site visit, due diligence sampling, verification of drilling analytical data, and assessment of the available QA/QC data for the recent drilling data. The Author considers that there is satisfactory correlation between the P2O5 analytical values in First Phosphate’s database and the independent verification samples analysed at SGS Canada Inc. (“SGS”). The Author considers that sufficient verification of the Project data has been undertaken and that the supplied data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate.

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1.7	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical Testwork has been successfully completed by SGS at their Québec City facility with additional support by SGS Lakefield Ontario. Recent test results have confirmed that an apatite concentrate can be obtained, grading 40.4% P2O5 and at 88% process recovery. Further metallurgical testing is recommended.

1.8	MINERAL RESOURCE ESTIMATE

The Mineral Resources are considered by the Authors to be amenable to open pit mining methods. At a cut-off grade of 2.5% P2O5, pit-constrained Measured Mineral Resources total 6.2 Mt with an average grade of 7.70% P2O5 (phosphate), Indicated Mineral Resources total 198.5 Mt with an average grade of 6.00% P2O5, and Inferred Mineral Resources total 89.5 Mt with an average grade of 6.16% P2O5. The Mineral Resource Estimate is listed in Table 1.1. The effective date of the Mineral Resource Estimate is May 1, 2026.

Table 1.1 Pit-constrained Mineral Resource Estimate(1-4) AT 2.5% P2O5 Cut-off
Classification	Tonnes (M)	P2O5 (%)	Contained P2O5 (Mt)
Measured	6.2	7.7	0.47
Indicated	198.5	6.0	11.91
Measured & Indicated	204.7	6.05	12.38
Inferred	89.5	6.16	5.5

Notes: P2O5 = phosphorus pentoxide.

1.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3.	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4.	The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Bégin-Lamarche Mineral Resource Estimate is based on 276 drill holes totalling 68,345 m. The database contained 20,682 analyses for percentage of P2O5.

The Bégin-Lamarche Deposit mineralized wireframes boundaries were determined from lithology, structure, and grade boundary interpretation based on visual inspection of drill hole cross-sections. Four mineralized wireframe zones were developed and are referred to as the Mountain, Northern, Central and Southern Zones. The mineralized wireframes were constructed on 50 m spaced vertical cross-sections, with on-screen digitized polylines on drill hole cross-sections in GEMS™.

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The mineralized wireframe outlines were influenced by the selection of mineralized material above 2.5% P2O5 that demonstrated lithological and structural zonal continuity along strike and down dip. In some cases, mineralization <2.5% P2O5 was included for the purpose of maintaining mineralized zone continuity. The minimum constrained width for mineralized wireframe interpretation was 3 m of drill core length.

The Bégin-Lamarche Mineral Resource Estimate was derived from applying a 2.5% P2O5 cut-off value to the pit-constrained block model and reporting the resulting tonnes and grades for potentially mineable areas. The following parameters were used to calculate the cut-off value that determines the open pit potentially economic portion of the constrained mineralization.

The P2O5 cut-off value is calculated with parameters below:

US$:CAD$Exchange Rate:	$0.72
P2O5 Price (32%):	US$225/t (~5-year trailing average)
P2O5 Price (40%):	US$280/t
P2O5 Process Recovery:	88%
Processing & Conc Transport Cost:	CAD$20/t
G&A:	CAD$1.50/t
Mining Cost:	CAD$2.75/t (mineralized material and waste)
Pit Slopes:	45°.

Accordingly, the P2O5 cut-off of potential open pit mining is calculated to be = 2.5%.

The optimized pit-constrained Mineral Resource Estimate is moderately sensitive to the selection of reporting P2O5 cut-off values, as demonstrated in Table 1.2.

Table 1.2 Pit-constrained Mineral Resource Estimate Sensitivity To P2O5 Cut-off
Class	Cut-off P2O5 (%)	Tonnes (M)	P2O5 (%)	P2O5 (Mt)
Measured	5	4.9	8.67	0.4
	4.5	5.2	8.43	0.4
	4	5.5	8.22	0.5
	3.5	5.8	8.02	0.5
	3	6.0	7.84	0.5
	2.5	6.2	7.70	0.5
	2	6.3	7.57	0.5
Indicated	5	119.0	7.41	8.8
	4.5	138.0	7.05	9.7
	4	156.8	6.71	10.5
	3.5	172.9	6.44	11.1

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Table 1.2 Pit-constrained Mineral Resource Estimate Sensitivity To P2O5 Cut-off
Class	Cut-off P2O5 (%)	Tonnes (M)	P2O5 (%)	P2O5 (Mt)
	3	186.7	6.20	11.6
	2.5	198.5	6.00	11.9
	2	207.6	5.83	12.1
Inferred	5	55.5	7.49	4.2
	4.5	65.0	7.09	4.6
	4	73.6	6.75	5.0
	3.5	80.9	6.49	5.2
	3	86.0	6.29	5.4
	2.5	89.5	6.16	5.5
	2	92.0	6.05	5.6

See notes below Table 1.1.

1.9	ADJACENT PROPERTIES

The Niobec Mine, located in Saint-Honoré, Québec, ~30 km southeast of the Bégin-Lamarche Deposit, is the only operating mine in the area. The Mine is one of the world’s leading producers of niobium, a critical element used mainly in making high-strength, low-alloy steels. The Mine is owned and operated by Magris Resources, a private Brazilian company. It has been in operation since 1976 and is expected to continue producing for several more decades.

The Bérubé Property is located a few km west of the Bégin-Lamarche Deposit. The owner of the EERs explores for peat moss and is associated with Tourbières Lambert, which has a peat moss packing facility just west of the Bégin-Lamarche Property.

The Cormier Property, enclosed by the southern part of the Bégin-Lamarche Property, was drilled in 2011 and 2012 for phosphate and titanomagnetite. Nineteen drill holes were completed totalling 3,149 m on the known phosphate mineralization. Three mineralized zones were discovered on that property; the Centre, West and East Zones (GM 67674). The average phosphate content of the Center Zone is 9.16% P2O5, the average phosphate content of the West Zone is 8.91% P2O5, and the East Zone contains 9.17% P2O5.

Silice Charlevoix owns a property located north of the Niobec Mine. No work has been carried out on that property. There are a several properties in and around the Bégin-Lamarche Property held by individual prospectors or businessmen with little or no reported exploration work.

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1.10	CONCLUSIONS

The Bégin-Lamarche Phosphate Property contains a significant P2O5 Mineral Resource that is hosted in an oxide gabbro intrusion within a large anorthosite intrusive complex. The Property has potential for delineation of additional Mineral Resources associated with extension of known anorthosite-associated magmatic mineralized zones, particularly at depth, and for discovery of new magmatic mineralized zones.

The Authors conclude that the Bégin-Lamarche Project has economic potential as an open-pit mining and mineralized material processing operation to produce a high-quality apatite (phosphate) concentrate. This conclusion would need to be confirmed in a subsequent and more detailed Feasibility Study supported by additional metallurgical tests and engineering and environmental studies.

1.11	RECOMMENDATIONS

Additional exploration and pre-development study expenditures are warranted to improve the viability of the Bégin-Lamarche Phosphate Project and advance it through a Feasibility Study (“FS”). The Authors recommend that First Phosphate undertake the following exploration and pre-development program, some of which is currently underway.

The Authors recommend additional drilling and exploration work to convert the in-pit Inferred Mineral Resources to Indicated Mineral Resources, and to convert in-pit Indicated Mineral Resources to Measured Mineral Resources within the Mountain Zone, because it has the highest grades and is likely to be mined first. It is estimated that a total of 10,000 m of drilling will be required. The current Mineral Resource is generally open to expansion by drilling down-dip. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and to sample 5 to 10% of all future drill core samples for umpire analysis at a reputable secondary laboratory.

Additional metallurgical tests are recommended. The continuation of bench-scale apatite flotation testing should be continued, in particular to determine the variability of metallurgical performance representing the variability of the Mountain, North, Central and South Zones Mineral Resources. The initial bench-scale test focus should target the Mountain Zone Mineral Resource, because the current, conceptual mining plan identifies this Zone as the first to be mined. In addition, the Mountain Zone appears to contain a unique range of mineralization.

Additional continuous operations testing is recommended (e.g. pilot-scale), the following aspects could be considered for inclusion:

●	Simplified LIMS procedure to remove magnetically susceptible minerals;

●	Scrubbing and desliming in advance of flotation;

●	Double stage conditioning to reduce short-circuiting;

●	High density, high temperature saponified fatty acid conditioning;

●	Elevated flotation temperature; and

●	Column cells in final flotation cleaning stages.

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Further to the 2025 PEA (summarized in Section 24 of this Report), geological and geotechnical data compiled to date provides a basis for preliminary pit slope design assumptions. There may be an opportunity to optimize pit slope design angles when a comprehensive site geomechanical model is established. To improve geotechnical design confidence, data gaps should be addressed:

1.	Some regions of the proposed pit walls have not been tested with diamond drilling. Drilling the northeast and southwest walls should be oriented towards those walls. Geotechnical parameters (example: rock mass characterization, rock hardness, joint set orientation) should be obtained from the new diamond drill holes;

2.	Develop a 3-D geological fault model, interpreting orientations and inclinations of faulting encountered by diamond drilling. Characterize the fault properties (example: width, presence of gouge, etc.);

3.	Develop a 3-D geological model to include additional lithologies (example: dykes) that may be present in the vicinity of the pits;

4.	Perform televiewer surveys in select existing diamond drill holes to generate the jointing database necessary for kinematic analysis. New diamond drill holes (specific geotechnical drill holes) should be structurally logged with oriented core methods or surveyed with a televiewer;

5.	Perform laboratory testing on representative diamond drill core samples to establish material properties of lithologies that are to be exposed in the pit highwall. Testing examples include Uniaxial (“UCS”) testing, Tensile and Triaxial testing. A minimum of five tests per major rock lithology should be performed. As Project understanding improves, Direct Shear testing should be considered on representative open discontinuities; and

6.	Kinematics and numerical (limit equilibrium and finite element) stability analyses are recommended. Kinematic analysis, based on rock fabric data obtained from Televiewer and (or) oriented drill core logging, is to be performed on all pit wall orientations. Incorporate the results of hydrogeology interpretations into future pit geotechnical designs (example: groundwater profile and seepage potential).

Recommendations for water management studies are as follows:

1.	Collect site-specific meteorological and hydrological data. These data will be used to refine seasonal run-off values, design storm estimates and minimum freeboard requirements;

2.	Confirm the catchment areas contributing run-off to the process plant site and open pit, and the amount of groundwater inflow to the open pit;

3.	Complete a monthly site-wide water balance;

4.	Develop a predictive water quality model, in conjunction with the water balance, to review the requirements for water treatment and/or discharge;

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5.	Develop a predictive aerial dispersion model of airborne tailings and for operational noise of the DST areas to assess the impact on the citizens of the Town of Lamarche; and

6.	Review and optimize water diversion channels.

Recommendations for dry stacked tailings studies are as follows:

1.	Complete tailings testing to confirm index, strength, permeability, and filtration properties;

2.	Perform a first geotechnical/hydrogeological site investigation to characterize the foundations of the infrastructure and conditions prevailing at the open pit;

3.	Optimize installation of the vertical drainage of consolidation cells by replacing vertical sand drainage system with wick drains during progressive installation of cell placement;

4.	Consider incorporating downstream rockfill buttresses under the liner system to steepen both the upstream and downstream slopes of peripheral dykes using a central raise scenario;

5.	Geochemical characterization testwork on the tailings and interstitial tailings water to confirm the geochemical properties and treatment requirements;

6.	Additional geochemical characterization testwork on the waste rock to confirm the geochemical properties;

7.	Perform analyses of pore water pressure increase under construction loading in consolidation cells and evaluate an adequate sizing of the drainage system;

8.	Study the possibility that climatic precipitation percolating down in the stack may raise the water level in the DST due to a diminution of the drainage capacity with time.

9.	Particle migration, precipitation of dissolved chemicals, etc. could be involved in this diminution. Such a condition could generate a DST overall instability and justify the installation of an upper membrane liner to avoid downward percolation of climatic precipitation; and

10.	Perform effective stress stability analysis to refine and optimize stack geometry and embankment sections. The analysis should consider the increase of pore water pressure and the potential for liquefaction and (or) strength loss in the foundation and in the filtered tailings mass during construction loading and also upon a potential large magnitude earthquake.

The costs to complete the recommended work programs are estimated to be $20M (Table 1.3). The FS activities are contingent on prior completion of the exploration and drilling items.

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Table 1.3 Cost Estimates for the Recommended Work Program
Program	Units/ Description	Cost Estimate (CAD$)
Exploration and Drilling
Infill Drilling	10,000 m	2,400,000
Exploration Drilling	3,000 m	600,000
Geomechanical Drilling	2,500 m	500,000
Geomechanical Drilling	Televiewer Surveys	50,000
Geomechanical Drilling for Pit Wall Slopes	1,000 m	200,000
Contingency (20%)		750,000
Subtotal Exploration and Drilling		4,500,000

Feasibility Study
Environmental, Permitting, Social Support		300,000
Updated Mineral Resource Estimate		250,000
Metallurgical Testwork	Bench-scale Concentration and Concentrate Modification Tests	1,000,000
Feasibility Study		10,000,000
Contingency (20%)		2,310,000
Subtotal Feasibility Study		13,860,000

Administration & Overhead		2,000,000

Total		20,360,000

* Cost of assembling a large enough metallurgical testwork feed sample is not included.

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2.0	INTRODUCTION AND TERMS OF REFERENCE

2.1	TERMS OF REFERENCE

The following Technical Report was prepared to provide an updated Mineral Resource Estimate and an independent National Instrument (“NI”) 43-101 Technical Report on phosphate mineralization contained on the Bégin-Lamarche Project, Québec, Canada. The previous Mineral Resource Estimate (P&E, 2024, 2025) is updated with the results of new drilling completed in 2025 and 2026. The Bégin-Lamarche (“BL”) Property is located in the Saguenay – Lac-Saint-Jean Region of northern Québec and is 100% owned by First Phosphate (“First Phosphate” or the “Company”).

This Technical Report (the “Report”) was prepared by P&E Mining Consultants Inc. (“P&E”) for First Phosphate Corporation (CSE: PHOS, OTCQX, OTCQX-ADR: FPHOY, FSE: KD0), a public company registered in British Columbia and listed on the Canadian Securities Exchange. First Phosphate’s head office is located at:

1055 West Georgia St., 1500 Royal Centre,

P.O. Box 11117, Vancouver, B.C

V6E 4N7

This Report has an effective date of May 1, 2026.

The purpose of this Report is to provide an updated Mineral Resource Estimate and an independent NI 43-101 Technical Report of the phosphate deposit (the “Deposit”) on the Bégin-Lamarche Property (“the Property” or “Project”). This Technical Report is prepared in accordance with the requirements of NI 43-101F1 of the Ontario Securities Commission (“OSC”) and the Canadian Securities Administrators (“CSA”). The updated Mineral Resource Estimate described in Section 14 of this Report is prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions.

2.2	SITE VISITS

The Bégin-Lamarche Project was visited by Mr. Antoine Yassa, P.Geo., on April 9, 2024, and again on 21 May 2026, for the purpose of completing site visits that included viewing drilling sites and outcrops, GPS location verifications, discussions, and due diligence sampling. The results of the due diligence data verification sampling are presented in Section 12 of this Report.

Mr. Eugene Puritch, P.Eng., FEC, CET of P&E, an independent Qualified Person under the regulations of NI 43-101 conducted a site visit to the Property on July 8, 2024. On that visit, Mr. Puritch observed Property road access, powerline locations, local topography, outcrop locations, overburden quality and potential infrastructure locations.

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2.3	SOURCES OF INFORMATION

In addition to, and following the site visits, the authors (the “Authors”) of this Report held discussions with technical personnel from the Company regarding all pertinent aspects of the Project and completed a review of all available literature and documented results concerning the Property. The reader is referred to those data sources, which are listed in the References section (Section 27) of this Report, for further detail.

This Report is based, in part, on internal Company technical reports, and maps, published government reports, Company letters, memoranda, public disclosure and public information as listed in the Section 27 of this Report. Sections from reports authored by other consultants have been directly quoted or summarized in this Report and are indicated where appropriate.

The Company’s exploration program evaluated the potential for near surface phosphate, magnetite and ilmenite mineralization. The Authors completed an Initial Mineral Resource Estimate on the Bégin-Lamarche Phosphate Property for First Phosphate, with an effective date of September 9, 2024, which forms the basis for the previously disclosed PEA.

Table 2.1 presents the Qualified Persons that take responsibility for the various Report sections. Sections 2 to 10 and 23 of this Report were prepared by William Stone, Ph.D., P.Geo., of P&E, under the supervision of Antoine Yassa, P.Geo., of P&E, who acting as a Qualified Person as defined by NI 43-101, takes responsibility for those sections of the Report as outlined in the “Certificate of Author” in Section 28. Sections 11 and 12 of this Report were prepared by Jarita Barry, P.Geo., of P&E, under the supervision of Antoine Yassa, P.Geo., who acting as a Qualified Person as defined by NI 43-101, takes responsibility for those sections of this Report as outlined in the “Certificate of Author” in Section 28. Section 14 of this Report was prepared by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET, of P&E, under the supervision of Antoine Yassa, P.Geo., who acting as a Qualified Person as defined by NI 43-101, takes responsibility for the sections of this Report as outlined in the “Certificate of Author” in Section 28. The Authors acknowledge the very helpful cooperation of First Phosphate’s management and consultants, who quickly addressed all data and material requests, and responded openly and quickly to all questions.

Table 2.1 Qualified Person Responsible for this Technical Report
Qualified Person	Contracted By	Report Sections
Antoine Yassa, P.Geo.	P&E Mining Consultants Inc.	Author of all Sections

The Author understands that this Report will support the public disclosure requirements of First Phosphate and will be filed on SEDAR+ as required under NI 43-101 disclosure regulations.

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2.4	UNITS AND CURRENCY

In this Technical Report, all currency amounts are stated in Canadian dollars (“CAD$”) unless otherwise stated. At the time of this Technical Report the 24-month trailing average exchange rate between the US dollar and the Canadian dollar is 1 US$ = 1.39 CAD$ or 1 CAD$ = 0.72 US$.

Commodity prices are typically expressed in US dollars (“US$”) and are noted where appropriate. Quantities are generally stated in Système International d’Unités (“SI”) metric units including metric tons (“tonnes”, “t”) and kilograms (“kg”) for weight, kilometres (“km”) or metres (“m”) for distance, hectares (“ha”) for area, grams (“g”) and grams per tonne (“g/t”) for metal grades. P2O5 values are reported as a percentage (%). Abbreviations and terminology are summarized in Table 2.2 and measurements and units are listed in Table 2.3.

Grid coordinates for maps are given in the UTM NAD 83 Zone 19N projection or as longitude and latitude.

Table 2.2 Terminology and Abbreviations
Abbreviation	Meaning
$	dollar(s)
$M	millions of dollars
$B	billions of dollars
°	degree(s)
°C	degrees Celsius
<	less than
>	greater than
%	percent
µm	micrometre, micron
3-D	three-dimensional
Actlabs	Activation Laboratories Ltd.
Ag	silver
AGAT	AGAT Laboratories Ltd.
Al	aluminum
Al2O3	aluminum oxide
ALS	ALS Laboratories, part of ALS Global, ALS Limited
APGN	Agreement-in-Principle of General Nature with the First Nation of Pekuakamiulnuatsh Takuhikan regarding the Bégin-Lamarche Property claims
AMCG	anorthosite-mangerite-charnockite-granite
ARD	acid rock drainage
ATI	an authorization (ATI), from the Ministère des Ressources naturelles et des Forêts (MRNF), is required before conducting impact-causing exploration work in Québec
Author(s), the	the Author(s) of this Technical Report
BBA	BBA Inc.

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Table 2.2 Terminology and Abbreviations
Abbreviation	Meaning
BFA	bench face angle
BL	Bégin-Lamarche
BNE	non-exclusive lease for mineral extraction
CAD$	Canadian dollar
CAGR	compound annual growth rate
CaO	calcium oxide
CAPEX	capital expense/expenditure
CBW	catch bench width
CCISF	Chamber of Commerce and Industry
CDC	claim désigné sur carte = map designated claim
CDPNQ	Centre de données sur le patrimoine naturel du Québec
CEAEQ	Centre d'Expertise en Analyse Environnementale du Québec
CIM	Canadian Institute of Mining, Metallurgy, and Petroleum
Cl	chlorine
CLM	continental lithospheric mantle
cln con	cleaner concentrate
CLSC	Centre local de services communautaires
cm	centimetre(s)
CMAX	Economic Maximization Committee
Company, the	the First Phosphate Corporation company that the Report is written for
CPTAQ	Commission de la protection du territoire agricole du Québec
Cr	chromium
CRM	certified reference material
CR	crusher
CSA	Canadian Securities Administrators
Co	cobalt
CoV	coefficient of variation
CTEU-9	CEN Leaching Test under Upflow Conditions, with 9 representing a specific liquid-to-solid ratio of 9:1, CEN is the European Committee for Standardization
Cu	copper
CW	contact water
DAC	design acceptance criteria
Deposit, the	Bégin-Lamarche Deposit
dist'n	distribution
dmt	dry metric tonne
DST	dry stacked tailings
E	east
EASP	Environmental Assessment and Standards Program
EER	Exclusive Exploration Rights

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Table 2.2 Terminology and Abbreviations
Abbreviation	Meaning
EPCM	engineering, procurement, and construction management
EPMA	electron-probe micro-analysis
EQA	Québec’s Environment Quality Act
ESIA	Environmental and Social Impact Assessment
F	fluorine
Fe	iron
FeO	iron (II) oxide or ferrous oxide
First Phosphate	First Phosphate Corporation
FOB	free on board
FS	factor of safety
FX	Exchange Rate
g	gram
G&A	general and administration
g/t	grams per tonne
GET	ground-engaging tools
GFA	General Framework Agreement
Glen Eagle	Glen Eagle Resources Inc.
GNSS	Global Navigation Satellite System
GPS	Global Positioning System
H2O	water
H3PO4	phosphoric acid
ha	hectare(s)
Hg	mercury
HIMS	high intensity magnetic separation
HRM	homemade reference material
IAA	Impact Assessment Act
IAAC	Impact Assessment Agency of Canada
ICP-OES	inductively coupled plasma-optical emission spectrometry
ID	identification
ID2	inverse distance squared
IRA	inter-ramp angle
IRR	internal rate of return
ISO	International Organization for Standardization
ISO/IEC	International Organization for Standardization / International Electrotechnical Commission
k	thousand(s)
K2O	potassium oxide
kg	kilograms(s)
km	kilometre(s)
kt	kilotonne(s) or thousand(s) of tonne(s)
Laurentia	Laurentia Exploration Inc.

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Table 2.2 Terminology and Abbreviations
Abbreviation	Meaning
LD	lake diversions
LFP	lithium iron phosphate
LiDAR	Light Detection and Ranging
LIMS	low intensity magnetic separation
LLDPE	linear low-density polyethylene
LOM	life of mine
LSJA	Lac-Saint-Jean-Anorthosite
M	million(s)
m	metre(s)
m3	cubic metre(s)
Ma	millions of years
masl	metres above sea level
MCC	motor control centre
MELCCFP	Québec’s Ministère de l’Environnement, de la Lutte contre les changements climatiques, de la Faune et des Parcs
MER	minor element ratio
Mg	magnesium
MGA	merchant grade acid
MgO	magnesium oxide
mm	millimetre
Mm3	millions of cubic metres
MnO	manganese (II) oxide
MOU	memorandum of understanding
m/s	metres per second
MRE	Mineral Resource Estimate
MRNF	Ministry of Natural Resources and Forests
MRNQ	Ministère des Ressources naturelles du Québec
Mt	Mega-tonne or million tonnes
Mtpa	millions of tonnes per annum
N	north
Na2O	sodium oxide
NAD	North American Datum
NCW	non-contact water
Ni	nickel
NI	National Instrument
NMC	nickel manganese cobalt
NN	nearest neighbour
No. or no.	number
Non-PAG	non-potentially acid generating
Novatem	Novatem Inc.
NPV	net present value

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Table 2.2 Terminology and Abbreviations
Abbreviation	Meaning
nT	nanotesla
NTS	National Topographic System
OAGN	apatite-oxide gabbronorite
OC	organic cover
OPEX	operating expense/expenditure
OSC	Ontario Securities Commission
OVB	overburden
P	phosphorus
P2O5	phosphorus pentoxide
P80	80% percent passing
P&E	P&E Mining Consultants Inc.
PAG	potentially acid generating
Pb	lead
PEA	Preliminary Economic Assessment
P.Eng.	Professional Engineer
P.Geo.	Professional Geoscientist
PMF	probable maximum flood
PMP	probable maximum precipitation
PP	process plant
PPA	purified phosphoric acid
ppb	parts per billion
ppm	parts per million
Project, the	the Bégin-Lamarche Project
Property, the	the Bégin-Lamarche Property that is the subject of this Technical Report
QA	quality assurance
QA/QC	quality assurance/quality control
QC	quality control
R2	coefficient of determination
RCM	Regional County Municipality(ies)
REE	rare-earth elements
Report, the or this	this NI 43-101 Technical Report
RF	revenue factor
RM	reference material
Ro Tail	rougher tail
S	south
S	sulphur
SAG	semi-autogenous grinding (mill)
SALSJ	la Suite Anorthositique du Lac-Saint-Jean
SARA	Species at Risk Act
Savoy	Secova Metals Corp.

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Table 2.2 Terminology and Abbreviations
Abbreviation	Meaning
Sc	scandium
Scav Con	scavenger concentrate
SCSE	SAG Circuit Specific Energy
SEDAR+	System for Electronic Document Analysis and Retrieval Plus
SEM-MLA	scanning electron microprobe-mineral liberation analysis
SGS	SGS Canada Inc., SGS Société Générale de Surveillance SA., SGS SA., SGS Lakefield - SGS Minerals Services' Lakefield
Shares, the	common shares of the Company
SiO2	silicon dioxide
SLSJ	Saguenay-Lac-Saint-Jean
SMC	simulation modelling and impact comminution
Sn	tin
SPLP	synthetic precipitation leaching procedure
Std	standard (reference material)
t	metric tonne(s)
Technical Report	this NI 43-101 Technical Report
Th	thorium
Ti	titanium
TIMA	Tescan Integrated Mineralogical Analyses
t/m3	tonnes per cubic metre
TMF	tailings management facilities
U	uranium
UCS	uniaxial compressive strength
US$	United States dollar(s)
UTM	Universal Transverse Mercator grid system
UQAC	University of Québec at Chicoutimi
V	vanadium
VLF	very low frequency
Virginia	Virginia Gold Mines
W	west
w/w	weight by weight
WT	Wilfley Table
Wt% or wt%	weight percent
XRF	X-ray fluorescence
WRS	waste rock storage
WTP	water management and water treatment plant
Zn	zinc

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Table 2.3 Unit Measurement Abbreviations
Abbreviation	Meaning	Abbreviation	Meaning
μm	microns, micrometre	m3/d	cubic metre per day
$	dollar	m3/h	cubic metre per hour
$/t	dollar per metric tonne	m3/s	cubic metre per second
%	percent sign	m3/y	cubic metre per year
% w/w	percent solid by weight	mØ	metre diameter
¢/kWh	cent per kilowatt-hour	m/h	metre per hour
°	degree	m/s	metre per second
°C	degree Celsius	MHz	megahertz
cm	centimetre	Mt	million tonnes
d	day	Mtpy	million tonnes per year
ft	feet	min	minute
GWh	Gigawatt hours	min/h	minute per hour
g/mL, g/ml, g.ml	grams per millilitre	mL	millilitre
g/t	grams per tonne	mm	millimetre
h	hour	Mt	million tonnes or megatonnes
ha	hectare	MV	medium voltage
hp	horsepower	MVA	mega volt-ampere
Hz	hertz	MW	megawatts
k	kilo, thousands	oz	ounce (troy)
kg	kilogram	Pa	Pascal
kg/t	kilogram per metric tonne	pH	Measure of acidity
kHz	kilohertz	ppb	part per billion
km	kilometre	ppm	part per million
kPa	kilopascal	s	second
kt	thousands of tonnes or kilotonnes	t or tonne	metric tonne
kV	kilovolt	tpd	metric tonne per day
kW	kilowatt	t/h	metric tonne per hour
kWh	kilowatt-hour	t/h/m	metric tonne per hour per metre
kWh/t	kilowatt-hour per metric tonne	t/h/m2	metric tonne per hour per square metre
L	litre	t/m	metric tonne per month
L/s	litres per second	t/m2	metric tonne per square metre
L/min, l/min	litres per minute	t/m3	metric tonne per cubic metre
L/h/m2, l/h/m2, L/hr/m2, l/hr/m2	litres per hour per square metre	T	short ton

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Table 2.3 Unit Measurement Abbreviations
Abbreviation	Meaning	Abbreviation	Meaning
lb	pound(s)	tpa	metric tonnes per annum
M	million	V	volt
m	metre	W	Watt
m2	square metre	wt%	weight percent
m3	cubic metre	yr	year

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3.0	RELIANCE ON OTHER EXPERTS

Although the Author carefully reviewed all available information presented, he cannot guarantee its accuracy and completeness. The Author reserves the right but will not be obligated to revise the Report and its conclusions, if additional information becomes known subsequent to the effective date of this Report.

Copies of the tenure documents, operating licenses, permits, and work contracts were not reviewed. Information relating to tenure was reviewed on May 1, 2026, by means of the public information available through the Province of Québec’s Ministère des Ressources naturelles et des Forêts (“MRNF”; the Ministry of Natural Resources and Forests) on-line claim management system at https://gestim.mines.gouv.qc.ca. The Author has relied on this public information, and tenure information from First Phosphate and has not undertaken an independent detailed legal verification of title and ownership of the Bégin-Lamarche Property. The Author has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties, but has relied on, and considers that he has a reasonable basis to rely on, First Phosphate to have completed the proper legal due diligence.

Select technical data, as noted in the Report, were provided by First Phosphate and the Author has relied on the integrity of such data.

A draft copy of this Report has been reviewed for factual errors by First Phosphate and the Author has relied on First Phosphate’s knowledge of the Bégin-Lamarche Property in this regard. All statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the effective date of this Report.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION

First Phosphate’s Bégin-Lamarche Property is located ~270 km north of Québec City, Québec and ~75 km northwest of the City of Saguenay, Québec (Figure 4.1). The centre of the current Mineral Resource area on the Property is located at approximately (NAD83 Zone 19N) 326,000 m East and 5,403,000 m North (or 71°21’51” West Longitude and 48°45’21” North Latitude). The Property is covered by NTS sheets 022D11 and 022D14.

Figure 4.1           Location of Bégin-Lamarche Property, Québec

Source: Modified by P&E (This Report) from https://www.canadamaps.com/map-of-quebec-with-cities-and-towns/ (September 2024)

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4.2	PROPERTY DESCRIPTION AND MINERAL TENURE

The Bégin-Lamarche Property consists of 173 contiguous CDC EERs (commonly known as claims) with a total area of 9,689 ha (Figure 4.2) that First Phosphate fully own. All Property EERs are registered with the Ministry of Natural Resources and Forests (“MRNF”). A full list of all the EERs is presented in Appendix H. The Mineral Resources presented in Section 14 of this Report are covered by EERs 2644047, 2644048, 2644049, 2655563, 2655564, 2658154 and 2658155.

All the Bégin-Lamarche Property EERs are in good standing as of the effective date of this Report.

Figure 4.2        EER Map of the Bégin-Lamarche Property

N
315,000 mE
320,000 mE
325,000 mE
330,000 mE
335,000 mE
340,000 mE
5,410,000 mN
5,405,000 mN
5,400,000 mN
5,395,000 mN
Bégin-Lamarche Deposit
Bégin-Lamarche Property
0
5
kilometers
© 2026 Microsoft Corporation Earthstar Geographics SIO © Mapbox

Source: P&E (This Report)

Note: The EERs information is effective May 1, 2026.

Figure 4.2 Description: white outlines and no fill = CDC EERS 100% owned by First Phosphate; red shape = BLM Deposit mineralized domains used for the updated MRE described in Section 14 of this Report.

4.3	PROPERTY ACQUISITION

The Bégin-Lamarche Property was acquired by First Phosphate through deals with local prospectors and claim staking, as follows:

●	In a Company press release dated August 24, 2022, First Phosphate announced the acquisition of 26 mineral claims covering 14 km2 in the area of Bégin, Québec for cash consideration of $210,000 plus 50,000 shares. These shares were subject to a statutory four month and one-day hold. The newly acquired claims are free from any royalty;

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●	In a Company press release dated September 14, 2022, First Phosphate announced that it had staked additional mining claims in 10 areas, including Lamarche, of rich phosphate showings in and around its existing claims;

●	In a Company press release dated March 9, 2023, First Phosphate announced that it had closed a purchase agreement with an arm's length party to acquire 13 additional mineral claims within the Bégin-Lamarche claim block representing approximately 612 ha in the area of the Saguenay - Lac Saint-Jean, Québec for consideration of $25,000, to be satisfied through the issuance of 27,173 common shares of the Company (the "Shares") at a deemed price of $0.92 per share. These Shares were subject to a statutory four month and one day hold period from the closing of the acquisition. The newly acquired claims are free from any royalty; and

●	In a Company press release dated July 10, 2024, First Phosphate has entered into a mineral claims purchase agreement with arm’s length parties to acquire 15 additional mineral claims within the Bégin-Lamarche claim block in the area of the Saguenay – Lac-Saint-Jean, Québec. The effective closing date of the transaction is July 10, 2024, and compensation is to be satisfied through the issuance of 200,000 common shares of the Company (the “Shares”) at a deemed price of $0.20 per share. These Shares are subject to a statutory four month and one day hold period from the closing of the transaction and an additional escrow period of 24 months from the closing date. The newly acquired claims are free from any royalty. These claims have been transferred to and are 100% owned by First Phosphate.

Since the previous Report (P&E, 2025), the number of EERs held by First Phosphate has been reduced from 688 contiguous EERs totalling 38,610 ha to 173 contiguous EERs totalling 9,689 ha.

4.4	MINING RIGHTS IN QUÉBEC

4.4.1	The Claim

Under the Québec Mining law, a claim (also known as an Exclusive Exploration Right or “EER”) is the only exploration title that can be granted by the government for the exploration of mineral substances on lands in the public domain. It can be obtained by:

●	Map designation, henceforth the principal method for acquiring a claim; and

●	Staking on lands that have been designated for this purpose.

A claim is a mineral right that gives its holder a two-year exclusive period to explore a designated territory for any mineral substances that are part of the public domain, with the exception of:

●	Petroleum, natural gas and brine;

●	Sand other than silica sand used for industrial purposes, gravel, common clay used in the manufacture of clay products, and other mineral substances found in its natural state as a loose deposit, as well as inert mine tailings used for construction purposes; and

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●	On any part of land that is also subject to an exploration license for surface mineral substances or an exclusive lease to mine surface mineral substances, every other surface mineral substance.

A claim can be located on private land when the existing rights are grandfathered, while under the reformed law, prospecting and exploration rights can no longer be granted on private land.

The claim holder may renew the title for an additional two-year period by:

●	Submitting a renewal application at least 60 days prior to the claim’s expiry date; and

●	Paying the required fees, which vary based on the claim’s surface area and location:

○	If the application is received 60 days prior to the claim expiry date, the regular fees apply, and

○	Submit the assessment work report and work declaration form at least 60 days before the claim’s expiry date. If the delivery of these documents is made within the 60 days, a penalty fee of $25/claim up to a maximum of $250 is applied for late submission; comply with other renewal conditions.

At the time of renewal, the claim holder may apply any assessment work credits from another of their claims towards the renewal of the claim in question. The centre of the claim under renewal must lie within a radius of 4.5 km from the centre of the claim from which the credits are used.

Each claim provides access rights to a parcel of land on which exploration work may be performed. However, the claim holder cannot access land that has been granted, alienated or leased by the Province for non-mining purposes, or land that is the subject of an exclusive lease to mine surface mineral substances, without first having obtained the permission of the current holder of these rights.

Furthermore, at the time of issue, claims that lie within the boundaries of a town or on territories identified as Provincial Reserves, the Ministère des Ressources naturelles et des Forêts may impose certain conditions and obligations concerning the work to be performed on those claims. The Ministry also reserves the right to modify these conditions in the public interest.

4.4.2	The Mining Lease

Mining leases are extraction (production) mining titles that give their holder the exclusive right to mine mineral substances (other than surface mineral substances, petroleum, natural gas and brine). A mining lease is granted to the holder of one or several claims upon proof of the existence of indicators of the presence of a workable deposit on the area covered by such claims and compliance with other requirements prescribed by the Mining Act. A mining lease has an initial term of 20 years and may be renewed for three additional periods of 10 years each. Under some conditions, a mining lease may be renewed beyond the three statutory renewal periods.

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4.5	SURFACE RIGHTS

The mining claims that comprise the Bégin-Lamarche Property are located on Crown land. First Phosphate has the first right to acquire the surface rights to the Property by taking them to the mining lease status. Under Québec Mining Legislation, the owner of the mining rights can make use of the timber on the leased property by paying a nominal fee if such timber is deemed to be of commercial value.

4.6	ENVIRONMENT, PERMITTING, SOCIAL LICENSE

The Authors are not aware of any foreseeable problems relating to access, weather, surface rights for mining operations, the availability and sources of electricity and water, mining personnel, potential tailings storage areas, potential waste disposal areas, environmental liabilities, and potential process plant sites.

A permit provided by the Québec Ministry of Forest, Wildlife and Parks is required for trenching and drilling (autorisation pour la coupe de bois aux fins de réaliser certaines activités minières en vertu de l’article 213 de la Loi sur les mines (chapitre M-13.1)). First Phosphate received Permit No. 3032439 from Ministère des Ressources naturelles et des Forêts, Québec, for drilling on the Bégin-Lamarche Property in 2024 and 2025. That permit expired March 31, 2025.

The Ministère des Ressources naturelles et des Forêts recently introduced a new authorization that must be obtained prior to completing any impact-causing exploration work. The new authorization was added to the Act on April 12, 2022, and came into force on May 6, 2024. The purpose of the new authorization, known as the ATI authorization, is to ensure that the concerns of neighbouring local municipalities and Indigenous communities are considered while fostering a predictable framework conducive to mining development investments and providing for improved control over the impact on their living environment from impacts related to exploration work. The ATI is based on a desire for transparency and harmonious conciliation of different land uses. It also allows the Department to impose conditions and obligations for work to be completed on land covered by claims, such that the concerns about proposed mining exploration activities expressed by local municipalities and Indigenous communications are considered. Therefore, impact-causing exploration work is now subject to authorization before being undertaken.

All the Bégin-Lamarche Property claims are under an Agreement-in-Principle of General Nature (“APGN”) with the First Nation of Pekuakamiulnuatsh Takuhikan. First Phosphate must request authorization from community councils prior to proceeding with exploration work, logging, and blasting and bulk sampling; authorization of which is embedded within a government ATI permit. An ATI permit was issued by the Ministère des Ressources naturelles et des Forêts for Bégin-Lamarche on June 5, 2024. Currently valid permits for work on the Property include: ATI-41 for diamond drilling (expires 2027-06-04); ATI-299 for excavation in soft ground (expires 2028-01-28); ATI-300 for rock stripping (expires 2028-01-28); ATI-301 for diamond drilling (expires 2028-01-28); ATI-302 for reverse circulation drilling (expires 2028-01-28); ATI-732 for diamond drilling (expires 2029-06-02); and ATI-733 for bulk sampling (expires 2029-06-02) (www.carte-gestim.mines.gouv.qc.ca on July 13, 2026).

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4.7	ADDITIONAL PROPERTIES OF INTEREST

First Phosphate’s other main phosphate property, Lac à l’Orignal (P&E, 2023) and additional prospective properties occur mainly to the north (Lac Orignal) and south (Larouche) of the Bégin-Lamarche Property (Figure 4.3). Nevertheless, the Bégin-Lamarche Property is the sole focus of this Report.

Figure 4.3         Location of Additional First Phosphate Properties in the Saguenay Region of Northern Québec

Source: First Phosphate website (September 2024)

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4.8	AUTHOR COMMENTS ON ADDITIONAL RISKS

Additional permits may be required for any future Project exploration or development. To the extent known to the Author, there are no other significant factors and risks that may affect access, title, or right or ability to perform work on the Bégin-Lamarche Property.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESS

First Phosphate’s Bégin-Lamarche Property is accessible via ~50 km driving distance on highways 170 and 172 west and northwest of the City of Saguenay (Figure 5.1). These highways are connected by secondary and tertiary roads to the Property. The Bégin-Lamarche Project, which includes the area of the current Mineral Resource, is located within the limits of the Municipality of Bégin and ~9 km north of the Town of Bégin and adjacent to the Town of Lamarche.

Figure 5.1           Access to the Bégin-Lamarche Property and Project

Bégin-Lamarche Project
397400
5416700
287900
5343900
N
Saint-Ludger-de-Milot
Lamarche
Sainte-Monique
Chute-des-Georges
L'Ascension-de-Notre-Seigneur
Bégin
Saint-Henri-de-Taillon
Saint-David-de-Falardeau
Lac
Saint-Jean
Saint-Nazaire
Parc national des Monts-Valin
Alma
Saint-Ambroise
Saint-Honoré
Tremblay
Saint-Gédéon
Rivière Saguenay
Larouche
Saguenay
Hébertville
Pibrac
Rivière Saguenay
Lac Kénogami
Saint-Jean
Lac-Goth
Saguenay Fjord National Park
Saint-Félix-d'Otis
Le Para
Grandes-Bergeron
Sacré-Coeur
L'Anse-Saint-Jean
Ferland
Secteur-Charlevoix
Saint-Antoine
Tadoussac
St Lawrence River
Ferland-et-Boilleau
Google Earth
Sagard
37 km

Source: P&E (This Report)

5.2	CLIMATE

The Saguenay region has a humid continental-type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C), which results from significant temperature variations involving very cold winters (average −21.1°C in January) and relatively cool summers (24.1°C on average in July).

The weather statistics presented in Table 5.1 represent the average value of the various meteorological parameters for each month of the year for a 30-year period ending in 2020.

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Table 5.1 Monthly Weather Statistics for the City of Saguenay
Parameter	Month
	J	F	M	A	M	J	J	A	S	O	N	D
Mean Daily Max. Temp. (oC)	-9.7	-7.4	-0.7	7.4	16.6	22.3	24.5	23.4	18.2	9.9	2.3	-5.1
Mean Daily Min. Temp. (oC)	-20.4	-18.7	-11.8	-3.2	3.7	9.6	12.9	11.8	6.9	1.4	-5.4	-13.9
Average Rainfall (mm)	6.9	4.9	15.2	39.4	74.5	88.9	112.1	100	101.6	84.4	32.5	12.5
Average Snowfall (cm)	61.8	52.3	48.7	23.3	3.4	0	0	0	0	7.6	39.4	65.1

Source: Climate Data for Canadian Forces Base Bagotville 1991 to 2020.

5.3	INFRASTRUCTURE

The Saguenay-Lac-Saint-Jean Region has a population of 280,000 inhabitants (Census Canada, 2021) and has extensive industrial, agricultural, forestry and tourist industries. It also has a significant hydroelectric generation system (owned by Rio Tinto) for the aluminum production and transformation industries. The Université du Québec à Chicoutimi in the City of Saguenay houses a well-known geological department. The nearby mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine in the area is the Niobec Niobium Mine operated by Magris Resources.

The City of Saguenay is the sixth-largest city in Québec, with an airport, a skilled industrial workforce, and established local infrastructure. Deep-water all-season port facilities at the Port of Saguenay, 30 road-km distant, are linked by the Saguenay River to the St. Lawrence River at the Town of Tadoussac and, ultimately, the Atlantic Ocean (Figures 5.1 and 5.2). The Company has signed a Memorandum of Understanding with the Port of Saguenay to secure access and development space at the port facilities. Furthermore, the port of Bécancour is located 260 km south-southeast of the City of Saguenay and is accessible by Highway Road 172 west to Highway 169, and then south along Highway 155 to the City of Trois-Riviè res. In addition, the Company announced in a press release dated September 9, 2024, that it has secured a facility lease for a 10,000 tonne per annum iron phosphate cathode active material per-cursor plant in Saguenay (borough of La Baie).

The City of Saguenay is also connected by rail to Montréal and is served by the Bagotville Airport, which shares the Canadian Forces Base Bagotville aerodrome. The airport operates daily flights to Montréal-Trudeau International Airport and flights to Québec City and Sept-Îles.

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Figure 5.2         Regional Infrastructure

N
Bégin-Lamarche Project
St. Lawrence River
Dolbeau-Mistassini
Pessamit
Matane
Forestville
Obedjiwan
Saint-Félicien
Roberval
Alma
Saguenay
Mont-Joli
Amqui
Rimouski
Tadoussac
Trois-Pistoles
Rivière-du-Loup
La Malbaie
Baie-Saint-Paul
La Tuque
Edmundston
Grand Falls
Caribou
Presque Isle
Houlton
Québec City
Trois Riviere
Mont-Tremblant
Saint-Georges
Drummondville
Laval
Montréal
Granby
Sherbrooke
Canada
USA
MAINE
N48°45'
N48°15'
N47°45'
N47°15'
N46°45'
N46°15'
N45°45'
N45°15'
W 74°30'
W 73°30'
W 72°30'
W 71°30'
W 70°30'
W 69°30'
W 68°30'
W 67°30'
200 km
Google Earth
Data SIO, NOAA, U.S. Navy, NGA, GEBCO
Image Landsat / Copernicus

Source: P&E (This Report)

The main infrastructure at the Bégin-Lamarche Property are the access roads, which are generally in good condition. The Property is large enough to support mining operations, infrastructure, mineral process facilities, and waste rock and tailings storage facilities. Water is abundant in the Property area. Grid power is available at the nearby Towns of Bégin and Lamarche. The Hydro-Québec main 735 kV powerline is located 25 km southeast of the Property.

5.4	PHYSIOGRAPHY

The topography of the Property consists of rolling hills containing numerous outcrops and small valleys covered with a thick layer of overburden. Vegetation is a mixed forest of deciduous and coniferous trees with a few lakes.

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6.0	HISTORY

The information in this section is summarized mainly from company assessment reports GM 57006 (1995), GM 65097 (2010) and GM 73598 (2023). Note that figure coordinates use the projection UTM NAD 83 Zone 19N.

6.1	EXPLORATION HISTORY

Historically, exploration work in the Bégin-Lamarche region (i.e., sheet SNRC 22D11) focused mainly on industrial minerals and dimension stone. Mica and possibly calcite mines were developed, starting in the 1930s (GM 06255, 1939). In the 1970s, the region was mapped by Provincial Government teams led by Laurin and Sharma (1972, 1975). In 1986, the MRNQ published the results of a regional lake sediment survey that had been completed (Choinière, 1986a and 1986b). Most of the work completed in the area since the early 1990s appears to be related to exploration for magmatic Ni-Cu-Co sulphide deposits.

6.1.1	1995

The discovery of a major magmatic Ni-Cu-Co deposit in troctolites at Voisey’s Bay, Labrador in the early 1990s, led to a global exploration effort to locate and evaluate troctolite bodies for massive sulphide potential. As a result, the anorthosite complexes in the Grenville Province were targeted for such deposits.

The Bégin area was prospected by Virginia Gold Mines (“Virginia”) through IOS Geoscientific Services, starting in 1995 (GM 57006). A troctolite dyke ~100 m thick outcrops for 40 km in the Townships of Taché, Bourget and Bégin ~10 km east of Saint-Nazaire. This intrusion had previously been the subject of a Master’s Thesis by Cȏté (1986). Stream sediment samples from the area returned anomalous values of Ni, Cu and Co (Barrette, 1996).

6.1.2	2009

In 2009, the Bégin area was included in SOQUEM’s Generation Grenville Program (GM 65097). The associated mapping and prospecting programs were completed by Virginia between May 11 and 14, 2009. During the fieldwork, 84 outcrops and 5 erratic boulders were described and 28 were sampled for geochemical analysis. All outcrop locations are shown in Figure 6.1, the sampled locations are shown in Figure 6.2, and selected analytical results are listed in Table 6.1.

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Figure 6.1        Outcrops in the Bégin Area

330000 mE
331000 mE
332000 mE
333000 mE
334000 mE
335000 mE
336000 mE
337000 mE
338000 mE
5401000 mN
5400000 mN
5399000 mN
5398000 mN
5397000 mN
5396000 mN
N
S
E
W
PS-BG-09-043
LG-BG-09-043
PS-BG-09-044
LG-BG-09-045
LG-BG-09-044
LG-BG-09-042
PS-BG-09-041
PS-BG-09-042
LG-BG-09-010
PS-BG-09-009
LG-BG-09-008
LG-BG-09-015
PS-BG-09-013
LG-BG-09-013
PS-BG-09-008
LG-BG-09-012
LG-BG-09-017
LG-BG-09-011
PS-BG-09-010
PS-BG-09-011
LG-BG-09-009
PS-BG-09-026
PS-BG-09-012
PS-BG-09-015
LG-BG-09-007
LG-BG-09-027
PS-BG-09-025
PS-BG-09-020
PS-BG-09-007
PS-BG-09-024
PS-BG-09-021
PS-BG-09-017
LG-BG-09-022
LG-BG-09-006
PS-BG-09-006
LG-BG-09-016
LG-BG-09-023
PS-BG-09-016
PS-BG-09-027
PS-BG-09-018
LG-BG-09-014
PS-BG-09-029
PS-BG-09-014
LG-BG-09-034
LG-BG-09-003
PS-BG-09-019
LG-BG-09-029
PS-BG-09-003
PS-BG-09-028
LG-BG-09-002
LG-BG-09-024
LG-BG-09-025
LG-BG-09-005
LG-BG-09-041
LG-BG-09-026
PS-BG-09-002
LG-BG-09-004
LG-BG-09-028
PS-BG-09-022
PS-BG-09-004
LG-BG-09-040
PS-BG-09-034
PS-BG-09-023
PS-BG-09-005
PS-BG-09-001
LG-BG-09-001
LG-BG-09-032
LG-BG-09-036
LG-BG-09-019
LG-BG-09-031
PS-BG-09-035
LG-BG-09-018
LG-BG-09-020
PS-BG-09-030
PS-BG-09-040
LG-BG-09-039
LG-BG-09-021
LG-BG-09-035
LG-BG-09-033
LG-BG-09-030
PS-BG-09-031
PS-BG-09-032
PS-BG-09-033
LG-BG-09-038
PS-BG-09-039
PS-BG-09-038
PS-BG-09-036
LG-BG-09-037
PS-BG-09-037
LÉGENDE
Affleurement
Bloc
Chemin secondaire
Chemin principal
Suite anorthositique du Lac-St-Jean
Virginia Mines Inc.
Figure 11:
Localisation des affleurements et des blocs sur la compilation géologique secteur Bégin 2009
0
250
500
1000
mètres

GM 65097

Source: GM 65097 (2010)

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Figure 6.2        Location of Outcrop Samples on Magnetic Map

330000 mE
331000 mE
332000 mE
333000 mE
334000 mE
335000 mE
336000 mE
337000 mE
338000 mE
5401000 mN
5400000 mN
5399000 mN
5398000 mN
5397000 mN
5396000 mN
N
S
W
E
189865
189863
189864
189855
189923
189922
189859
189856
189921
189853
189858
189857
189854
189929
189860
189925
189924
189920
189926
189852
189851
189919
189862
189928
189861
189927
189931
189930
LÉGENDE
Échantillon
Chemin secondaire
Chemin principal
Virginia Mines Inc.
Figure 12:
Localisation des échantillons
sur carte magnétique
Secteur Bégis 2009
0
250
500
1000
mètres

GM 65097

Source: GM 65097 (2010)

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Table 6.1 Analytical Results Summary from the Bégin Area
Rock Sample ID	UTM NAD83 Zone 19N		Co (ppm)	Cu (ppm)	Ni (ppm)
	Easting	Northing
189851	333,113	5,398,283	170	9	1,090
189929	330,255	5,398,624	141	1,230	573
Source:	GM 65097 (2010)

During the 2009 work, the rock unit observed was anorthosite. The anorthosite is massive and composed of plagioclase, pyroxenes and magnetite and minor quartz and biotite. Phenocrysts of clinopyroxene (1 to 5 cm) were observed (Figure 6.3). The anorthosite is intruded by thin dykes of very magnetic pyroxenite. The dykes have a very fine grain size and are locally aphanitic. The different rock units are cut by many faults and shear zones (Figure 6.4).

In contact with the anorthosite, a troctolite unit was identified. The transitional contact passes through an anorthosite phase, then a gabbro phase (Figure 6.5), and finally the troctolite phase (Figure 6.6). The troctolite consists of plagioclase, clinopyroxene, orthopyroxene, olivine and magnetite. It has a cumulate texture characterized by grains of olivine set in a plagioclase-dominated groundmass.

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Figure 6.3        Anorthosite with Clinopyroxene Phenocrysts in Outcrop PS-BG-09-005

Source: GM 65097 (2010)

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Figure 6.4        Shear Zone Cutting Anorthosite in Outcrop LG-BG-09-006

Source: GM 65097 (2010)

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Figure 6.5        Transitional Gabbro Unit in Outcrop LG-BG-09-019

Source: GM 65097 (2010)

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Figure 6.6        Troctolite Unit in Outcrop LG-BG-09-026

Source: GM 65097 (2010)

Corona textures of greenish clinopyroxenes around burnt orange coloured orthopyroxene are present (Figure 6.7). Cumulate textures were also observed in the gabbros.

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Figure 6.7       Corona Texture of Clinopyroxene Around Orthopyroxene Grains in Outcrop PS-BG-09-043

Source: GM 65097 (2010)

Despite the traverses completed in the area, the southern contact between the anorthosite and the troctolite could not be found. The extent of the troctolite unit remains to be determined. A day of reconnaissance farther to the northeast resulted in the troctolite being found. This discovery opened the door to new areas for exploration.

In terms of mineralization, sample 189929 (Table 6.1) from outcrop LG-BG-034 indicated the presence of magmatic sulphide mineralization 35 km northwest of the City of Saguenay (GM 65097). The mineralization was discovered in a trench excavated on a geophysical target and consisted of disseminated pyrite, chalcopyrite and magnetite in anorthositic gabbro. Sample 1489929 (LG-BG-034) returned 1,230 ppm Cu and 573 ppm Ni. Approximately 2.9 km to the east, near Fortin Pond, sample 189851 (PS-GB-09-002; UTM NAD83 Zone 19, 333,113 m E 5,398,283 m N) returned 2.83% Cr2O3 and 40.2% Fe2O3 in anorthosite.

In the Bégin area, the exploration work aimed to find the presence of rock that could be associated with magmatic Ni-Cu mineralization. The troctolite unit discovered during previous work was remapped and extended to the northeast of the lineament. In the Bégin area, a more extensive surface exploration campaign was recommended in order to locate the southern contact between the anorthosite and the troctolite. More detailed work could be done to the northeast of the main lineament, where only a single day of reconnaissance work was completed and the troctolitic unit was found.

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6.1.3	2018 Secova Metals Corp.

Secova Metals Corp. (“Savoy”) worked their Peribonkin Bégin Property in 2018 and submitted an assessment report (GM 70766) (Figure 6.8). Their exploration focused mainly on the mafic and ultramafic rocks. Mafic rocks were considered favourable hosts for massive magmatic sulphide mineralization, and therefore peridotites, pyroxenites, and olivine-gabbros were prospected as exploration targets. Disseminated sulphides and local occurrences of semi-massive and massive sulphide veins with elevated contents of Cu and Ni were known in the area. The margins of the intrusions and the bases of differentiated sills and plutons were favourable sites for sulphide mineralization.

At the historical sample sites visited, Secova reported disseminated pyrite, chalcopyrite and magnetite mineralization in gabbro-anorthosite. Prospecting identified additional outcrops with potential to host mineralization. An additional location was identified to have oxidized, brecciated pockets within anorthosite containing abundant magnetite and <1% sulphides. Mineralization was observed at many other locations (Figure 6.8) on the Property and appeared to be structurally controlled within a mafic host rock.

Figure 6.8         Work Locations on the Peribonkin Bégin Property in 2018

Source: GM 70766 (2018)

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6.1.4	2020 to 2022

Geological and geophysical exploration programs were completed by prospectors on the Property before the northern part of it was sold and transferred to First Phosphate in 2022. The following information is summarized from company assessment report GM 73598 (2023).

6.1.4.1	Geological Work

In December 2020, two prospectors travelled logging roads that were under construction and found newly exposed mineralized zones (Figure 6.9). During the winter of 2021, they were able to explore around their main discovery, B159 (Figure 6.10). The mineralization at B159 was disseminated copper-nickel sulphides. In the spring, mineralization was also discovered at B149. A BeepMat™ electromagnetic survey was conducted on several surrounding outcrops.

Figure 6.9         Access Roads and Sampled Locations

Source: GM 73598 (2023)

Note: red lines = roads, dots = sample locations.

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Figure 6.10         Sampled Locations at the B159 and B149 Showings

Source: GM 73598 (2023)

Note: dots = sampled locations.

In the fall of 2022, a small excavator was used to clean a few outcrops around the B159 showing. Mafic and ultramafic rocks with large pyroxene grains and disseminated sulphides were exposed in outcrops and sampled (Figure 6.11). Many of the samples collected here resemble the Bégin Showing, described in Section 6.1.2 above. Eight samples were submitted to ALS Laboratories for analysis and several others analyzed with a portable XRF spectrometer by crushing the rock to 100 µm, followed by quartering, pelleting and analysis. The analytical results are listed in Table 6.2. In 2023, geologist Christian Tremblay noticed that there were abnormally high values of scandium.

6.1.4.2	Geophysical Work

A BeepMat™ carpet was used, but only magnetic results were produced. A small ground magnetic exploration survey with a McPhar 700™ device and a VLF survey with a Scintrex Omni+™ device were completed on a grid. As part of the 2022 land deal, First Phosphate completed an airborne survey (GM 72942) on this Property at the same time as on the adjoining part of the Property sold and transferred to them. The results of the First Phosphate airborne geophysical survey are summarized in Section 9 of this Report.

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Figure 6.11	Mineralized Sample from the B159 Showing

Source: GM 73598 (2023)

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Table 6.2 Summary of 2021 Sampling Analytical Results
Sample ID	Method	UTM Easting*	UTM Northing*	Ag (ppm)	Co (ppm)	Cr (ppm)	Cu (ppm)	Fe (%)	Mg (%)	Ni (ppm)	P (ppm)	S (%)	Sc (ppm)	Sn (ppm)	Ti (%)	V (ppm)	Zn (ppm)
B159	XRF	328,790	5,399,752			1,230	1,240			760				16			97
B163	XRF	328,755	5,399,758				145	15.73		470		0.25					164
B164	XRF	328,819	5,399,749			1,730	990	8.65		710		0.41			1.29		287
B165	XRF	328,806	5,399,751			2,060	980	8.91		1090		0.47			0.99		106
B275	XRF	328,854	5,399,816			1,460	970	8.81		890		0.52			1.02		444
B140	ALS	328,808	5,399,823			3,032	1,420	9.95	1.84	1,295	1,324	0.51		42	0.72	443	161
B140		328,808	5,399,823			3,032	1,420	9.95	1.84	1,295	1,324	0.51		42	0.72	443	161
B141		328,835	5,399,777			2,717	842	9.80	2.02	916	1,326	0.25		42	0.67	383	133
B275		328,854	5,399,816	0.32	78.3	1,200	1,015	10.10	8.70	573	40	0.65	94.0	0.4	555	337	70
B140	ALS	328,808	5,399,823	0.37	80.3	1,220	1,090	10.4	8.73	701	40	0.76	104.5	0.5	0.63	357	68
B141		328,835	5,399,777			2,717	842	9.80	2.02	916	1,326	0.25		42	0.67	383	133
B159		328,790	5,399,752	0.43	84.4	1,040	1,285	9.54	7.67	749	60	0.84	89.6	0.4	0.53	309	64
B159		328,791	5,399,753	0.08	67.5	43	337	9.99	4.24	347	90	0.44	27.7	0.8	0.81	209	102
B275		328,854	5,399,816	0.32	78.3	1,200	1,015	10.1	8.70	573	40	0.65	94.0	0.4	0.56	337	70
B148	ALS	329,402	5,399,780	0.22	86.7	388	645	11.70	8.61	420	100	0.76	105.0	0.3	0.57	295	97
B148	XRF	329,402	5,399,780			1,765	623	10.32	2.24	829	1,374	0.38		30	0.63	348	790
B149	ALS	329,522	5,399,838	0.30	281	121	2,910	12.65	6.15	1,485	60	2.76	27.8	1.1	0.18	77	162
B149	XRF	329,522	5,399,838		250	1,047	2,891	13.55	1.65	2,366	1,536	2.53		30	0.22	110
B150	ALS	329,503	5,399,876	0.36	72.4	547	1,080	9.63	5.90	532	50	0.96	71.0	0.6	0.59	305	69
B150	XRF	329,503	5,399,876		136	1,833	1,195	7.77	1.07	1,026	1,400	0.69			0.54	286	207
B170	XRF	329,549	5,399,820		94	1,234	136	6.34	1.21	544	1,415	0.02		16	0.46	216	619
B302	ALS	329,520	5,399,846	0.12	129.5	183	840	15.00	10.30	681	40	1.39	38.2	0.6	0.24	110	182
B304	ALS	329,583	5,399,727	0.21	79.6	375	476	11.15	8.45	284	110	0.55	108.0	0.3	0.65	323	88
B305	ALS	329,145	5,399,544	0.11	62.9	482	265	10.05	8.32	186	100	0.19	102.5	0.3	0.58	334	79

Source: GM 73598 (2023)

Note: * coordinates in UTM NAD83 Zone 19N.

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First Phosphate interest in the Bégin-Lamarche area stemmed from the presence of a 7 km long, southwesterly trending airborne anomaly and two historical grab samples taken by prospectors that returned results of 10.5% and 12.0% P2O5 in a cumulate with >90% oxide (magnetite and ilmenite) and apatite.

6.2	HISTORICAL MINERAL RESOURCE ESTIMATES

There are no historical mineral resource estimates reported for the Property.

6.3	PREVIOUS MINERAL RESOURCE ESTIMATE

P&E completed an Initial Mineral Resource Estimate on the Bégin-Lamarche Phosphate Property for First Phosphate with an effective date of September 9, 2024 (P&E, 2024). That Mineral Resource Estimate formed the basis for the 2025 PEA (P&E, 2025).

6.4	PAST PRODUCTION

There has been no past production of phosphorous, iron and titanium on the Property. Muscovite was produced historically from pegmatites on the Bégin Property in the 1930s (GM 06255).

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

The Lac-Saint-Jean Anorthosite (“LSJA”) Suite occurs in the central part of the Grenville Structural Province (Figure 7.1; Higgins and Breemen, 1992). The Grenville Structural Province is a ~1,600 km long and ~350 km wide Mesoproterozoic orogenic belt along the southeastern margin of the Canadian Shield. The Grenville contains numerous anorthosite massifs and anorthosite-mangerite-charnockite-granite (“AMCG”) suites, such as the LSJA Suite (Hébert et al., 2005).

The LSJA Suite consists of anorthosite, leuconorite, leucotroctolite, norite, olivine-bearing gabbro, gabbro, pyroxenite, peridotite, dunite, nelsonite, magnetitite, and rare charnockite–mangerite units (Hébert et al., 2005). All the rock types are composed of plagioclase with variable amounts of pyroxene and olivine (Higgins et al., 2002). Plagioclase is primarily andesine and labradorite (An45 to An60; Higgins and Breemen, 1992).

The host rocks of the LSJA Suite are the Chicoutimi Gneiss Complex (~1,530 Ma), the Saguenay Gneiss Complex (~ 1,506 Ma), the Hulot Complex (~1,434 Ma), the Cap à l’Est Gneiss Complex, and the Cyriac Rapakivi Granite (~1,393 to 1,383 Ma) (Higgins and Breemen, 1996; Hébert et al., 2005). These units are Grenvillian orthogneisses and paragneisses.

The anorthosites of the LSJA Suite are interpreted to have intruded in multiple phases over ~170 million years, starting at 1,160 million years ago (Higgins et al., 2002). The Suite defines three periods of magmatism: 1) between 1,160 and 1,140 Ma; 2) between 1,082 to 1,050 Ma; and 3) between 1,020 and 1,000 Ma (Higgins and Breemen, 1996). An accurate emplacement age for Bégin-Lamarche Deposit has not been determined.

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Figure 7.1	Geological Map Showing the Location of the LSJA Suite in the Grenville Province, Québec

Source: Modified by Banerjee (2023) from Higgins et al. (2002) and Bedard (2009)

Figure 7.1 Description: Location of the Lac-Saint-Jean Anorthosite (“LSJA”) Suite and the Bégin-Lamarche Property and other anorthosite bodies within the Grenville Province of Canada. The ages of the anorthosite bodies are also shown (in billion of years). WB=White Bear Arm anorthosite, LF=Lac Fournier lobe, RR=riviere Romaine lobe.

7.2	LOCAL AND PROPERTY GEOLOGY

The Bégin-Lamarche Property area is underlain mainly by rocks of the LSJA Suite (Laurin and Sharma, 1972, 1975) (Figure 7.2). The Suite consists of lobes emplaced during successive magmatic injections (Hébert, 1998). The main rock types are norite, gabbro, troctolite, anorthosite and ultramafic rocks (including nelsonite), which are cross-cut by pyroxenite dykes (Hébert et al., 2009. The Property is crossed by the Mesoproterozoic Bégin Megadyke (Figures 7.2 and 7.3) (GM 73598). The dyke is composed of leucotroctolite and has been traced for distances of 2 km along strike and 200 m across strike.

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The Bégin-Lamarche area rocks show a foliation trending east-northeast and dipping steeply north. Several shear zones trending northeast intersect the rock units (GM 65097). Prograde regional metamorphism is to granulite facies followed by retrograde metamorphism to upper amphibolite facies.

Figure 7.2	Geological Map of the LSJA Suite and Surrounding Rocks

Source: MB 2024-07

Figure 7.2 Description: Map showing the distribution of the main geological units surrounding the LSJA (orange) with the main geochronological dates of the regional units, the major deformation zones, the area mapped during the 2023 field program (outlined in black), and the Bégin Leucotroctolite Megadyke (outlined in red) (modified from Hebert et al., 2009c).

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Figure 7.3         Property Scale Geological Map

Failles fragiles
Fe-Ti-V
Fe-Ti-P
Groupe Trenton
Pluton de Saint-Ambroise 3
Pluton de Saint-Ambroise 2
Pluton de Saint-Ambroise 1
Granite de Labrecque 2
Granite de Labrecque 1
Mégadyke de Bégin
Diorite du Lac Chabot
Suite Anorthositique de Lac-Saint-Jean
Zones d'études
Courbes de niveau
N
Begin
Seuil de Kénogami
0 3 6 12 18 Km
307910 311910 315910 319910 323910 327910 331910 335910

Source: MB 2024-08 (2024)

Figure 7.3 Description: Geological map of the LSJAS in the study area with megadykes (modified from SIGEOM, 2024). Fe-Ti-P mineralization indicated by green stars and Fe-Ti-V mineralization by red stars. The red polygons represent study areas, of which the northern one (the rectangle) roughly coincides with the location of the current Mineral Resources.

7.3	DEPOSIT GEOLOGY

The Bégin-Lamarche Phosphate Deposit is hosted in oxide-apatite mafic to ultramafic intrusions within the LSJA Suite. The Bégin-Lamarche Phosphate Deposit as defined in drilling extends for 2.5 km along strike and dips are steeply to the west-northwest or east-southeast. The Deposit is internally offset along cross-cutting faults into the Southern and Central Zones; the Northern Zone; and the Mountain Zone (Figure 7.4).

The Southern and Central Zones consist of up to eight phosphate layers, one of which has a thickness of up to 200 m and extends for 1.7 km along strike. The Northern Zone consists of two phosphate layers (Northeast and Northwest Domains) that are up to 100 m thick and extend for 500 m along strike. The Mountain Zone is a single phosphate-bearing mass up to 200 m in diameter and 250 m in length with a northwest dip. Drilling at the Mountain Zone intersected massive apatite (phosphate-bearing mineral) layers up to 2 m thick (Figure 7.5).

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Figure 7.4	Mineralized Zones of the Bégin-Lamarche Phosphate Deposit

Source: P&E (This Report)

Figure 7.5	Massive Apatite Intervals in Northern Zone Core from Drill Hole BL-24-82

Source: First Phosphate website (September 25, 2024)

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7.4	MINERALIZATION

The summary below is derived largely on the work of Banerjee (2023), which was based on the sampling of nine drill holes from the Southern and Northern Zones (Table 7.1).

The mineral apatite at the Bégin-Lamarche Deposit is hosted in peridotite. The major minerals forming the peridotite are olivine, orthopyroxene, clinopyroxene, plagioclase, amphibole, apatite, ilmenite, and magnetite. Biotite, Al-spinel and pyrrhotite occur as accessory minerals (<5%). Common alteration minerals are serpentine and iddingsite. Cross-cutting calcite and serpentine veins are also common in some samples with high whole-rock Cl contents.

Based on the modal abundances of olivine, orthopyroxene, clinopyroxene, and plagioclase, the peridotite host rock can be more specifically characterized as olivine gabbronorite with phaneritic texture. Estimated modal abundances of the major minerals in drill core are given in Table 7.2. A brief description of the major minerals of the Deposit is provided below.

Table 7.1 Drill Core Sampling and Average Whole-Rock Geochemistry
Sample	Zone	Drill Hole	Drill	P2O5	Cl
ID		ID	Hole	(%)	(%)
			Depth
			(m)
1*	South	BL-23-12	147.1	12.35	0.10
2*	South	BL-23-12	150.1	12.35	0.10
3*	South	BL-23-12	152.7	12.35	0.13
4*	South	BL-23-12	155.8	12.35	0.07
5*	South	BL-23-13	139.6	13.43	0.11
6*	South	BL-23-13	142.0	13.43	0.12
7*	South	BL-23-13	144.9	13.43	0.17
8*	South	BL-23-13	145.9	13.43	<0.01 to 0.17
9*	North	BL-23-06	246.1	9.27	0.73
10*	North	BL-23-06	248.3	9.27	0.46
11*	North	BL-23-06	250.3	9.27	0.46 to 0.81
12*	North	BL-23-06	251.3	9.27	0.81
13*	North	BL-23-01	208.9	9.64 to 11.61	0.55 to 1.01
14*	North	BL-23-01	190.5	9.45 to 10.43	0.30 to 0.33
15*	North	BL-23-10	122.85	11.46	0.09
16**	South	BL-23-14	51.0	8.10	0.06
17**	South	BL-23-14	54.3	8.10	0.06
18**	South	BL-23-14	55.0	8.10	0.06
19**	South	BL-23-14	56.8	8.10	0.06
20**	South	BL-23-15	137.4	4.02	0.04
21**	South	BL-23-15	139.3	4.02	0.04
22**	South	BL-23-15	140.8	4.02	0.04

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Table 7.1 Drill Core Sampling and Average Whole-Rock Geochemistry
Sample	Zone	Drill Hole	Drill	P2O5	Cl
ID		ID	Hole	(%)	(%)
			Depth
			(m)
23**	South	BL-23-15	142.6	4.02	0.04
24**	North	BL-23-03	58.6	10.68	0.04
25**	North	BL-23-03	63.0	10.68	0.04
26**	North	BL-23-18	108.0	9.07	0.04
27**	North	BL-23-18	110.0	9.07	0.04
28**	North	BL-23-18	114.2	9.07	0.04

Source: Banerjee (2023)

Notes: * Samples with high whole-rock Cl contents.

** Samples with low whole-rock Cl contents.

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Table 7.2 Modal Abundance of Major Minerals Using SEM-MLA*
Sample IDs	Zone	Drill Hole ID	Drill Hole Depth (m)	Olivine	Serpentine	Ortho-pyroxene	Celino-pyroxene	Amphibole	Apatite	Magnetite	Ilmenite
3**	South	BL-23-12	152.7	15	8	<1	<1	<1	46	7	13
7**	South	BL-23-13	144.9	8	25	<1	3	<1	31	8	9
9**	North	BL-23-06	246.1	53	5	2	2	4	17	1	1
12**	North	BL-23-06	251.25	11	21	<1	2	<1	31	6	15
13**	North	BL-23-01	208.9	16	33	<1	4	<1	24	5	5
15**	North	BL-23-10	122.85	8	25	<1	3	<1	31	8	9
24***	North	BL-23-03	58.6	17	2	11	1	1	23	10	15
28***	North	BL-23-18	114.2	1	1	41	2	5	32	5	16

Source: Banerjee (2023)

Notes: * SEM-MLA = scanning electron microprobe-mineral liberation analysis.

** Samples with high whole-rock Cl contents.

*** Samples with low whole-rock Cl contents.

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Olivine (Mg2SiO4 - Fe2SiO4) is the dominant mineral. Olivine crystals in the peridotite are subhedral in shape. The crystals range in size from ~0.2 to 3.0 mm. Equant crystals of olivine are common (Figure 7.6A and 7.6B). Olivine crystals are generally fractured, and the fractures are filled with serpentine. Many olivine crystals from rock samples with high whole-rock Cl contents are altered to iddingsite. Additional alteration products of olivine are saponite and celadonite (Laverne et al., 2006; Singh et al., 2023), which occur in samples with high and low whole-rock Cl contents. Olivine has end-member compositions of forsterite (Mg2SiO4: 49.1 to 54.6 mol%) and fayalite (Fe2SiO4: 45.4 to 50.9 mol%). There is little variability in the contents of SiO2 (34.4 to 35.2%), MnO (0.56 to 0.59%), and CaO (0.01 to 0.03%) (Table 7.3).

Orthopyroxene (Mg2Si2O6 - Fe2Si2O6) crystals are mostly subhedral in shape and equant in size (~0.5 to 2.0 mm; Figures 7.6C and 7.6D). They are associated with magnetite, ilmenite and apatite, and are less altered than olivine.

Clinopyroxene ((Ca,Mg,Fe)(Mg,Fe)Si2O6) crystals are less abundant than orthopyroxene (Figure 7.6D) and are also generally subhedral. Crystals range in size from ~0.5 to 2 mm.

Plagioclase (NaAlSi3O8 - CaAl2Si2O8) crystals are euhedral to subhedral (Figure 7.6E and 7.6F) and mostly equant in size ranging from ~0.5 to 2 mm. End-member compositions are (44.1 to 48.4 mol.% anorthite, 51.5 to 52.7 mol.% albite, and 0.1 to 0.22 mol.% orthoclase. There is little variability in the contents of SiO2 (55.0 to 55.8%) and Al2O3 (27.9 to 28.2%) (Table 7.3).

Amphibole (Na, K)0-1(Na, Ca, Mg, Fe2+, Mn2+, Li)2(Mg, Fe2+, Fe3+, Al, Mn, Zn, Cr, Ti, Li)5(Si, Al)8O22(OH, F, Cl, O)2) crystals are identified under the optical microscope from the samples with low whole-rock Cl contents. The crystals are mostly subhedral in shape. Alteration of amphibole and plagioclase to clay minerals has been reported (Proust et al., 2006) (Figure 7.6F).

Apatite (Ca5(PO4)3F) mostly occurs as individual crystals associated with oxide minerals, orthopyroxene, olivine, and amphibole (Figure 7.7). Inclusions of apatite within olivine and orthopyroxene occur locally. Apatite crystals are euhedral to subhedral in shape and range in size from ~0.3 to 3 mm. Late-stage veinlets of serpentine cross-cutting apatite are common in the peridotite (Figure 7.7F). Apatite crystals have narrow ranges of CaO (54.8 to 55.4%) and P2O5 (41.8 to 42.4%) contents. The contents of SiO2 (≤0.04%), MnO (0.05 to 0.16%), MgO (0.04 to 0.15%), and FeO (0.14 to 0.31%) are low (Table 7.3). The contents of F (2.63 to 3.00%) are higher than Cl (660 to 860 ppm) and H2O (0.34 to 0.53%) (Table 7.3). Mole fraction values of fluorapatite (XApFAp) range from 0.71 to 0.80 (Table 7.3), as calculated following the procedure of Piccoli and Candela (2002).

Ilmenite (FeTiO3) and magnetite (Fe2O3) are the two dominant oxide minerals. Both minerals occur as euhedral to subhedral grains that range in size from ~0.2 to 1.5 mm in diameter (Figure 7.8).

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Figure 7.6	Major Silicate Minerals Present the Host Rocks of the Bégin-Lamarche Deposit

Source: Banerjee (2023)

Figure 7.6 Description: Major silicate minerals present in the host rocks of the Bégin-Lamarche Deposit.

(A) Serpentine veinlets within olivine crystals (under cross-polarized light); (B) Iddingsite (altered products of olivine) associated with apatite (under plane-polarized light); (C) Orthopyroxene crystals associated with apatite crystals (under plane-polarized light); (D) Equant crystals of clinopyroxene and orthopyroxene (under cross-polarized light); (E) Equant crystals of plagioclase (under cross-polarized light); (F) Plagioclase crystal enclosed by amphibole crystals (under plane-polarized light).

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Table 7.3 Ranges of Chemical Compositions of Major Minerals from the Bégin-Lamarche Deposit
Element / Oxide	Olivine (%)	Plagioclase (%)	Apatite (%)
SiO2	34.4 to 35.2	55.0 to 55.8	≤0.04
Al2O3	≤0.01	27.9 to 28.2	≤0.01
FeO	38.5 to 42.1	0.08 to 0.14	0.14 to 0.31
MnO	0.56 to 0.59	n.a.	0.05 to 0.16
MgO	22.8 to 26.0	n.a.	0.04 to 0.15
CaO	0.01 to 0.03	9.70 to 9.95	54.8 to 55.4
Na2O	n.a.	5.84 to 6.00	0.02 to 0.08
K2O	n.a.	0.02 to 0.04	n.a
P2O5	n.a.	n.a.	41.8 to 42.4
F	n.a.	n.a.	2.63 to 3.00
Cl	n.a.	n.a.	0.07 to 0.90
H2O	n.a.	n.a.	0.34 to 0.53
Xap Fap (mole fraction)	-----	-----	0.71 to 0.80
End Members	Fo49.1-54.6	An44.1-48.4 Ab51.5-52.7 Or0.10-0.22	-----

Source: Banerjee (2023)

Notes: n.a. = not analysed; Fo = forsterite; An = anorthite, Ab = Albite, Or = Orthoclase.

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Figure 7.7	Apatite Mineralization at Bégin-Lamarche Deposit

Source: Banerjee (2023)

Figure. 7.7 Description: Apatite (the primary phosphate mineral) associated with different minerals within the Bégin-Lamarche Deposit host rock. (A) Apatite crystals associated with oxide minerals (under plane-polarized light); (B) Equant crystals of apatite associated with oxide minerals (under cross-polarized light); (C) Apatite crystals associated with orthopyroxene crystals (under cross-polarized light); (D) Apatite crystals associated with altered olivine (under cross-polarized light); (E) Apatite crystal enveloped by amphibole and biotite crystals (under plane-polarized light);and (F) Late-stage veins cut through apatite crystals (under plane-polarized light).

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Figure 7.8	Major Oxide Minerals at Bégin-Lamarche

Source: Banerjee (2023)

Figure 7.8 Major oxide minerals from the Bégin-Lamarche Property (under reflected light). (A) Magnetite and ilmenite crystals associated with serpentinized olivine crystals; and (B) Pyrrhotite crystal (accessory phase) associated with magnetite and ilmenite crystals.

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8.0	DEPOSIT TYPES

Globally, phosphate mineral deposits occur in igneous rocks and in sedimentary rocks (Pufahl and Groat, 2017). There are two types of igneous rock hosted phosphate mineral deposits: 1) carbonatite hosted; and 2) massif-type anorthosite hosted. Bégin-Lamarche is an anorthosite massif-hosted phosphate (apatite) mineral deposit, similar to the nearby Lac à l’Orignal Deposit (P&E, 2023). The characteristics of igneous versus sedimentary phosphate mineral deposits are summarized in Table 8.1.

Anorthosites are plutonic igneous rocks that contain 90 to 100% plagioclase and 0 to 10% mafic silicate and (or) oxide minerals (Figure 8.1). The most common mafic minerals present are pyroxene (orthopyroxene and clinopyroxene), olivine, Fe-Ti oxides (e.g., magnetite, ilmenite) and apatite. Plagioclase-rich rocks that contain <90% plagioclase are leucotroctolites, leuconorites, leucogabbros, leucogabbros and leucogabbronorites, depending on the phase and amount of mafic silicate minerals. These rock types are also associated with anorthosite plutons. Apatite and Fe-Ti oxide mineralization, commonly occurs within the anorthosite phase or in associated gabbro phases.

Table 8.1 Comparison of Igneous and Sedimentary Hosted Type of Phosphate Mineral Deposits
Characteristic	Igneous Massif-Type Anorthosite	Igneous Carbonatite	Sedimentary
Host Rock	massif-type anorthosite	carbonatite	upwelling-related sedimentary rocks
Distribution	1% of global deposits	5% of global deposits	94% of global deposits
Shape of Deposits	sheets and lenses	veins and lenses	bedded (stratiform)
Rare Earth Elements	low	high	variable
Deleterious Trace Elements	low	low	high
Organic Matter	none	none	high
Phosphate Mineralogy	apatite	apatite	carbonate fluorapatite
Associated Minerals	pyroxene, plagioclase, ilmenite, magnetite	calcite, dolomite, magnetite	quartz, clay minerals, calcite, dolomite
P2O5 Content	~5 to 15%	~5 to 15%	~8 to 35%
Source	mantle/crust (~30 to 50 km depth)	mantle (>50 km depth)	upwelling-related organic matter
Mineralization Process	high-temperature crystallization in magma	high-temperature crystallization in magma	phosphate precipitation in accumulating sediment

Source: First Phosphate Corporate Presentation (October 3, 2022), after Dr. Sandeep Banerjee, Postdoctoral Fellow/Researcher, Queen’s University.

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Figure 8.1	Ternary Diagram of Gabbroic Rocks

Source: Banerjee (2022), after Scoates and Mitchell (2000).

An average grade versus tonnage plot for P2O5 is shown in Figure 8.2. The plot shows a wide range of sizes of igneous phosphate deposits. The phosphate deposits range from low-grade, low tonnage (e.g., Angico dos Dias, Brazil) to high-grade, high tonnage (e.g., Apatit’s Kirovsk Branch, Russia) (Banerjee et al., 2024). Although the phosphate mineralization hosted in massif anorthosite (i.e., all igneous phosphate deposits in Canada) is not high-grade, the apatite from these deposits contains smaller amounts of toxic elements, such as Pb (1.4 to 2.9 ppm versus 14.3 ppm), Th (4.1 to 10.0 ppm versus 191 ppm), and U (1.4 to 5.4 ppm versus 12.3 ppm) than those from carbonatite-hosted igneous deposits worldwide. Similarly, the average rare-earth elements (“REE”) contents in apatite (1,945 to 3,711 ppm) hosted in the oxide-apatite-mafic-ultramafic rocks in massif anorthosite is lower than that of carbonatite worldwide (8,224 ppm REE). Therefore, the igneous phosphate mineralization from massif anorthosites is of higher quality and relatively environment-friendly (Banerjee et al., 2024).

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Figure 8.2	Average Grade Versus Tonnage for Major Igneous Phosphate Deposits Worldwide

Canada
Russia
Finland
S. Africa
Brazil
Average grade (P2O5 wt%)
Tonnage (Mt)
0.1 Mt P2O5
0.24 Mt apatite
1 Mt P2O5
2.4 Mt apatite
10 Mt P2O5
24 Mt apatite
100 Mt P2O5
240 Mt apatite
1000 Mt P2O5
Oleniy Ruchey (Khibiny)
Apatit's Kirovsk branch (Khibiny)
Araxá
Catalão I
Catalão II
Salitre
Tapira
Lac à Paul
Phalaborwa (Foskor)
Angico dos Dias
Lac à l'Orignal
Cajati
Bégin-Lamarche
Kovdorskiy (Kovdor)
Siilinjärvi (Reserve)
Mine-Arnaud (Sept-Iles)

Source: Banerjee et al. (2024)

Figure 8.2 Description: Average grade versus tonnage (mineral resources) for major igneous phosphate deposits in silica-undersaturated alkali and carbonatite intrusions worldwide. The mineral resources (tonnage) for Russian deposits (Oleniy Ruchey, Apatit’s Kirovsk Branch, and Kovdorskiy) are considered from the A+B+C1 mineral reserve. Igneous phosphate deposits in Canada (prospective mines) hosted in oxide-apatite-mafic-ultramafic rocks within massif anorthosites are also shown. Note that the tonnage (x)-axis is plotted on a logarithmic scale. The curvilinear lines indicate the amount (in Mt) of P2O5 or apatite contained in the phosphate mineral resources.

Proterozoic anorthosites form complexes/massifs/batholiths with areal extent of tens to 20,000 km2 and were emplaced in intracratonic settings. The parental magmas of anorthosites are considered to form in the mantle (Ashwal, 1993; Charlier et al., 2010) or in the lower crust (Bédard, 2001, 2009). The most generally accepted model involves the formation of a basalt magma in the upper mantle, which intrudes the lower crust and fractionates large amounts of mafic minerals that settle in the magma chamber. The co-crystallizing plagioclase crystals float in the residual magma, which ascends farther into the crust and crystallizes as anorthosite complexes (Figure 8.3). Assimilation of crustal material may also drive large amounts of plagioclase crystallization and magma ascent (Emslie et al., 1994).

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Figure 8.3           Generally Accepted Model for the Origin of Anorthosite

Source: Charlier et al. (2010)

Figure 8.3 Description: Models for massif-type anorthosite genesis. (a) Anorogenic two-stage model of Ashwal (1993). Mantle-derived mafic melts pond at the crust-mantle boundary (Moho), where mafic silicates crystallize and sink. Residual melts become enriched in Al and Fe/Mg. Plagioclase is buoyant in these dense melts, producing anorthosite cumulates at the top of the magma chamber. The plagioclase-rich mush is gravitationally unstable, rises through the crust and drags aggregates of high-alumina orthopyroxene megacryst in sub-ophitic assemblage with plagioclase. The mush coalesces as plutons at mid-crustal levels. Heat from the crystallizing mantle-derived magma causes crustal anatexis to form granitoid magmas. (b) Post-collisional crustal tongue melting model of Duchesne (1999). Collisional stacking of terranes produces: (1) underthrust lower crust tongues; and (2) granitoid liquids by anatexis of mid-crustal material. These intrude at higher levels along terrane boundaries, due to delamination along zones of weakness. Some 10 Ma later, the rise in temperature melts a crustal tongue of suitable composition and a deep-seated magma chamber develops in which plagioclase floats to accumulate at the roof. Resultant anorthosite diapirs rise through the crust, channelled by zones of weakness, and coalesce higher-up at mid-crustal levels; the mafic cumulates, left behind, become indistinguishable from the mantle. A Moho offset represents the only evidence of the former magma chamber. CLM = continental lithospheric mantle.

In an alternative model proposed by Arndt (2013), anorthosite complexes form when basalt magma differentiates in crustal magma chambers to form lower-density plagioclase and higher density residual liquid. Plagioclase and minor pyroxene crystallized in situ on the floor of the magma chamber to produce the anorthosite complex, and the residual liquid migrated downwards, eventually to solidify as dense Fe-rich cumulates (Figures 8.4 and 8.5).

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Figure 8.4	Model for Anorthosite Complex Development

Source: Arndt (2013)

Figure 8.5	Model for Magmatic Differentiation of Anorthosite

Source: Arndt (2013)

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A genetic model specifically for the formation of the Bégin-Lamarche Deposit is proposed by Sandeep et al. (2026) (Figure 8.6). In this model, an Fe- and P-rich ferrobasalt/ferrodiorite parental magma, multiple episodes of liquid immiscibility of Si-rich and Fe-rich melts, and late plagioclase crystallization combine to form large volumes of oxide-apatite ultramafic and mafic rocks.

Figure 8.6	Schematic Model Representing the Processes that Formed the Ultramafic and Mafic Host Rocks of the Bégin-Lamarche Phosphate Deposit

Source: Sandeep et al. (2026)

Accordingly, the mineralized rocks from the Bégin-Lamarche Deposit have shown that the presence of plagioclase decreased the abundance of apatite. Sandeep et al. (2026) infer that plagioclase nucleation was inhibited during the initial stages of magma crystallization, which served to maintain the amount of the Ca in the magma at high levels. The low solubility of phosphorous (“P”) in silicate melt (Mao et al., 2016) and its sluggish diffusion relative to other elements in mafic minerals (Baziotis et al., 2019; Howarth and Gross, 2019) and melt (Holycross and Watson, 2018), would have accelerated an increase in P2O5 content locally within the Fe-rich silicate fraction of the melt to apatite saturation (Green and Watson, 1982; Holycross and Watson, 2018). The high availability of Ca in the magma (i.e., in the Fe-rich fraction of the melt), due to the delayed nucleation of plagioclase, facilitated a high volume of apatite precipitation in the initial stages (Figure 8.6). Furthermore, the high concentrations of Ca in the magma kept the required P2O5 content low enough for prolonged apatite crystallization (Tollari et al., 2006). As plagioclase appeared later in the crystallizing sequence, the amount of apatite crystallization subsequently decreased in the mafic rocks.

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9.0	EXPLORATION

Two local prospectors discovered apatite mineralization in the northeast part of the Property in 2021. Since the Company acquired the claims in 2022, it has completed geological reconnaissance and sampling, very high-resolution airborne magnetic surveys, a petrographic study, bulk sampling, and diamond drilling. The non-drilling activities are described in this section and the drilling activities are presented in Section 10.

9.1	GEOLOGICAL RECONNAISSANCE AND SAMPLING

In November 2022, First Phosphate engaged Laurentia Exploration Inc. of Jonquière (Québec) to complete a geological reconnaissance and sampling program in the area of the apatite discovery, specifically Targets 1, 2 and 3 (Figure 9.1).

Figure 9.1	Location of the Surveyed Areas

5405000
305000
310000
315000
320000
325000
330000
335000
340000
5400000
5395000
5390000
5385000
5380000
5375000
N
S
E
W
1
2
3
4
5
6
7
8
11
13
14
15
16
17
Prospection 2022
Claims
Stations
I3A-Gabbro
I3A-LX-Leucogabbro
I3G-Anorthosite
I3J-Norite
I3N-LX-Leucotroctolite
I3P-Leuconorite
I4I-ZN-Péridotite Nelsonitique
I4Z-Massive oxides
I4ZN-Nelsonite
OAGN-Oxide-Apatite Gabbronorite
I3 Intrusif Mafique
I1-Intrusif Felsique
I2J-Diorite
0
2
4
6
kilomètres

Source: First Phosphate (October 2024)

Note: The Property outline (black lines) is shown as it was in October 2024.

Targets 1 and 2 are composed of nelsonite horizons ranging in thickness from <1 m to several tens of metres, intercalated between massive to foliated, or more rarely, bedded horizons of anorthosite, leuconorite and norite. The norite beds are locally cut by injections of apatite-oxide gabbronorite (“OAGN”), up to several metres thick. The nelsonite is composed of 15 to 40% apatite in stocky crystals (<5 mm) disseminated in a matrix of magnetite and ilmenite. This rock type may contain <25% orthopyroxene as cm-size phenocrysts. Pyroxene nelsonite is commonly highly deformed, as indicated by the presence of stretched phenocrysts in an anastomosing matrix composed of apatite and oxides (± plagioclase). Field-measured fabric (bedding and mineral foliation) gives a general orientation ranging from north-northeast-southwest to east-northeast to southwest (Figure 9.2). Target 3 is the southwestern extension of Targets 1 and 2. This north-northeast to south-southwest trending magnetic high is characterized by the presence of nelsonite and apatite mafic rocks (probably norite) hosted in anorthosite. Its northern and central parts are composed of two magnetic horizons (West and East) 100 to 200 m apart. The West Horizon is composed mainly of apatite mafic rocks. These rocks are generally very weathered and friable, making them difficult to identify in the field. They are melanocratic and rich in pyroxene and iron-titanium oxides, with apatite content of between 2 and 10%. Similar rocks containing up to 20 to 25% apatite are present at the southern end of Target 3. The eastern horizon corresponds to a north-northeast to south-southwest trending nelsonite horizon whose thickness can reach 30 to 60 m in the central part of Target 3 (Figure 9.3). The nelsonite is either massive or bedded (intercalated with beds of apatite-bearing norite) and contains between 20 and 30% apatite as equant crystals in a matrix of magnetite and ilmenite.

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In total, 108 rock samples were collected: 66 at Target 1, four at Target 2 and 31 at Target 3. The samples were sent to Actlabs in Ancaster, ON, for analyses. The sample code at Actlabs was 4Lithosearch with analyses of 10 major elements and 48 trace elements plus Cl, F and Hg.

On Target 1, 48 samples returned values of >5% P2O5 with a maximum amount of 15.05% P2O5 (Figure 9.2). Of the four samples collected on Target 2, one returned 14.64% P2O5 and the other three samples returned <2.12% P2O5. Twenty samples from Target 3 returned >5% P2O5, with a maximum amount of 15.65% P2O5.

In October 2023, Laurentia conducted another sampling program to the northeast of Target 1, where apatite had previously been identified. The reconnaissance program identified an area measuring ~350 m long x 175 m wide (Figure 9.4) that was named the Mountain Zone. From field observation, the rock type is apatite-oxide peridotite, which is the most favourable rock type for phosphate. A total of 26 grab samples were taken in this area and all except one returned >5% P2O5. The samples were sent to Actlabs for analyses using Actlabs code 4B(+11), which analyzes for the ten major elements and seven additional elements.

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Figure 9.2	Location of Samples and Results for Targets 1 and 2

P2O5 (%)
0 - 2,5
2,5 - 5
5 - 7,5
7,5 - 10
10 - 15
15 - 25
Propriété Bégin Lamarche - Cible 1
Résultats d'exploration de surface 2022
Projection: UTM NAD83 Zone 19
Dessiné par: Jean-Philippe Arguin, P.Geo.
Janvier 2023
0 200 400
meters
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

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Figure 9.3	Location of Samples and Results for Target 3

323000
323500
324000
324500
325000
5400500
5400000
5399500
5399000
5398500
5398000
3.92
4.85
0.79
1.03
11.38
8.22
3.81
5.37
3.52
4.46
10.5
2.12
5.09
3
1.5
3.57
4.85
7.05
3.16
2.15
9.75
0.64
11.25
11.8
9.07
7.95
14.66
12.72
3.77
6.78
5.07
6.86
15.65
11.37
P2O5 (%)
0 - 2,5
2,5 - 5
5 - 7,5
7,5 - 10
10 - 15
15 - 25
Propriété Bégin Lamarche - Cible 3
Résultats d'exploration de surface 2022
Projection: UTM NAD83 Zone 19
Dessiné par: Jean-Philippe Arguin, P.Geo.
Janvier 2023
0
250
500
meters
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

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Figure 9.4	Location of Samples and Results for the Mountain Zone

Mountain Zone (New Discovery)
375 x 150 m zone of nelsonitic peridotite grading up to 17.83% P2O5. 14/26 samples over 10% P2O5.
NW Zone (New Discovery)
Up to 13.3% P2O5. 4/8 samples over 10% P2O5
Northern Zone
Southern Zone
BL-23-05
BL-23-01
BL-23-21
BL-23-07
BL-23-08
BL-23-12
BL-23-13
BL-23-17
BL-23-14
BL-23-15
BL-23-16
P2O5 (%)
0 - 1
1 - 2,5
2,5 - 5
5 - 7,5
7,5 - 10
10 - 12,5
12,5 - 15
15 - 20
Secteur Bégin-Lamarche
Prospection - Résultats P2O5 (%) 2022-2023
Projection: UTM NAD83 Zone 19
Dessiné par: Jean-Philippe Arguin, Géo.
Janvier 2024
0 250 500
mètres
FIRST PHOSPHATE
325000
325500
326000
326500
327000
327500
328000
328500
5404000
5403500
5403000
5402500
5402000

Source: First Phosphate (October 2024)

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9.2	AIRBORNE MAGNETIC SURVEY

First Phosphate engaged Novatem Inc. to complete a very high-resolution airborne magnetic survey over a portion of the Property from August 28 to September 4, 2022. Novatem flew 1,647 line-km using its very high-resolution helicopter-borne system. The system consists of two laser optically pumped sensors providing 1,000 measurements per second (at 1,000 Hz) mounted at the front of a Guimbal G2 light helicopter, a multi-frequency GNSS sensor positioning system capable of receiving GPS, GLONASS, Galileo and BeiDou location coordinates, and an MDL laser altimeter, which measures the height of the helicopter with cm precision.

In January 2024, a very high-resolution magnetic survey using the AIM-LOW™ (magnetometer/drone/navigation) system was flown. The drone used for this survey was MMC's Skylle 1550. The magnetometer used is the Scintrex caesium vapour CS-VL. The measurement range is between 15,000 nT and 105,000 nT. Sensor sensitivity is 0.0006 nT/√Hz and absolute accuracy is <2.5 nT over the measurement range. The magnetometer is installed in a custom-built shell (bird) made of plastic, enabling the magnetometer's orientation to be accurately maintained during flight. This shell is supported under the drone at a height of 5 m, which flew at an average speed of 12 m/s. The survey was flown along lines oriented N55W at 25 m line-spacing, with tie lines oriented N35E at 250 m line-spacing. The entire survey was flown at an average altitude of 30 m.

This magnetic survey confirmed the high magnetic anomaly identified with the Novatem survey and showed enhanced details about the structure of the anomaly (Figure 9.5).

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 72 of 229

Figure 9.5       Very High-Resolution Magnetic Survey

Source: First Phosphate (October 2024)

9.3	PETROGRAPHIC STUDY

In July 2023, the Company contracted Dr. Sandeep Banerjee from Queens University in Kingston (Ontario) to study the chlorine content of the apatite. It is important to quantify chlorine because in the process of making phosphoric acid from the apatite concentrate, chlorhydric acid is formed and could damage the equipment.

High chlorine content was determined in some whole-rock samples from the 2023 drill program. For example, sample C560551 from drill hole BL-23-06 returned 0.87% Cl and sample C560503 from drill hole BL-23-01 returned 0.78% Cl. However, Dr. Banerjee concluded that the Cl content of apatite in the phosphatic layers at the Deposit is generally low.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 73 of 229

In May 2023, the Company again contracted Dr. Sandeep Banerjee to characterize the host rock and mineralization of the Bégin-Lamarche Deposit. Dr. Banerjee concluded that host rocks are gabbronorite, norite, and troctolite. These rocks contain variable amounts of olivine, orthopyroxene, clinopyroxene, plagioclase, amphibole, biotite, chlorite, apatite, ilmenite, magnetite, and Al-spinel. Fluorapatite is the mineral of primary interest and ilmenite and magnetite are potentially of secondary interest. The P2O5 concentration of in situ apatite is 41.7 ± 0.13%, which is comparable to that of the apatite concentrate (40%) produced and analyzed by SGS. The P2O5 and CaO contents and CaO/P2O5 ratios are better than required for phosphoric acid production. Therefore, the Bégin-Lamarche Deposit is a potentially viable source of P for the LFP battery market (Banerjee et al., 2024).

9.4	BULK SAMPLING

In February 2024, a 15-tonne rock sample was taken on surface in the vicinity of drill hole BL-23-11 (Figure 9.6). The sample contained olivine, apatite and oxides (Figure 9.7). The sample was crushed to 100% passing 1.8 cm. The crushed material was bagged in 14 one-tonne bags and sent to SGS in Québec City for treatment. Each bag was sampled and analyzed by Actlabs using 4Litho(11+) code. The average result for the 14 samples was 7.61% P2O5, 6.80% TiO2 and 39.76% Fe2O3(t) (total Fe determined as Fe2O3), with low chlorine and possibly deleterious elements. The bulk sample was processed at SGS Québec and three concentrates were produced: 1) an apatite concentrate grading 40% P2O5; 2) a high purity magnetite concentrate; and 3) an ilmenite concentrate. The one-tonne apatite concentrate was sent to Prayon Technologies in Belgium. Prayon was able to produce Merchant Grade Acid (“MGA”) and Purified Phosphoric Acid containing 85% H3PO4.

Figure 9.6       Photograph Showing Excavation of the Bulk Sample

Source: First Phosphate (2024)

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 74 of 229

Figure 9.7         Photograph of a Rock Sample Taken from the Bulk Sample

Source: First Phosphate (2024)

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 75 of 229

10.0	DRILLING

Two diamond drill programs were completed by First Phosphate on the Property. Twenty-one drill holes were completed in 2023 for a total of 4,461 m of NQ drill core. Another drill program took place between January and April 2024, in which 99 NQ drill holes were completed for a total of 25,929 m. Three drill holes were also completed in each of the mineralized zones for metallurgical purposes.

10.1	2023 DRILL PROGRAM

In 2023, First Phosphate commissioned Laurentia Exploration to manage a drilling program on the Property. Twenty drill holes totalling 4,391 m were completed from February 7 to March 23, 2023, and a 241 m drill hole was completed from June 21 to June 23, 2023. Significant Fe-Ti-P mineralization was intersected in all the drill holes.

Two phosphate zones were discovered: the Northern and Southern Zones. The Northern Zone is composed of four known phosphate layers up to 60 m thick and ~200 m long (Figure 10.1). Average phosphate grades are ~7%. Mineralization occurs in nelsonite peridotites interbedded with norites, leuconorites, troctolites and gabbronorites.

The Southern Zone consists of norite, leuconorite and troctolite units containing beds of nelsonite peridotite. The phosphate layers appear to be ~100 m thick and have been traced for 1.5 km (Figure 10.1).

The drill hole locations are shown in Figure 10.2. The best phosphate intersections are shown in Table 10.1 and drill hole parameters are presented in Table 10.2.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 76 of 229

Figure 10.1        Interpretation of the Phosphate Layers from the 2023 Drill Holes

Drill Interpreted Phosphate Layer
Mag Interpreted Phosphate Layer
NORTHERN ZONE
SOUTHERN ZONE
BL-23-20
BL-23-18
BL-23-06
BL-23-07
BL-23-11
BL-23-17
BL-23-15
Apatite (%)
1 - 5
5 - 10
10 - 20
20 - 21
21 - 31
31 - 100
Projection: UTM NAD83 Zone 19
Interpreted by: Gilles Laverdière, P.Geo.
May 2023
LAURENTIA EXPLORATION
0
100
200
meters
FIRST PHOSPHATE
Figure 1 - Interpreted Phosphate Layers

Source: First Phosphate (October 2024)

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 77 of 229

Figure 10.2         Drill Hole Location Map on DV1 Magnetic Map

5404000
325500
326000
326500
327000
5403500
5403000
5402500
5402000
2658152
2658153
2658154
2658155
2658150
2655563
2644049
2655564
2644047
2644048
BL-23-05
BL-23-20
BL-23-18
BL-23-19
BL-23-06
BL-23-01
BL-23-04
BL-23-09
BL-23-10
BL-23-21
BL-23-07
BL-23-11
BL-23-08
BL-23-12
BL-23-13
BL-23-17
BL-23-14
BL-23-15
BL-23-16
Forages 2023
Collets de forage
Projection des traces
Résultats P2O5 (%)
2,5 - 5
5 - 7,5
7,5 - 10
10 - 15
15 - 35
Propriété Bégin-Lamarche
Travaux de forage 2023
Projection: UTM NAD83 Zone 19
Dessiné par: Jean-Philippe Arguin, Géo.
Avril 2024
0
100
200
300
mètres
FIRST PHOSPHATE

Source: First Phosphate (October, 2024)

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 78 of 229

Table 10.1 Significant Mineralized Intervals from the 2023 Drill Program
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)	Zone
BL-23-01	131.9	215.4	83.5	7.82	4.16	27.13	Northern
BL-23-02	143.75	201	57.25	8.35	3.38	23.68	Northern
BL-23-03	13.8	78	64.2	8.43	4.37	28.17	Northern
BL-23-03	143	201	58	3.94	3.03	19.58	Northern
BL-23-04	4.8	76.7	71.9	4.28	2.78	15.29	Northern
BL-23-05	105.15	222.00	116.85	4.45	2.90	21.16	Northern
BL-23-06	7.3	66.8	59.5	6.55	4.41	27.72	Northern
BL-23-06	201.00	295.25	94.25	6.10	3.70	25.55	Northern
BL-23-07	53.5	156.0	102.5	3.65	3.42	19.11	Southern
BL-23-08	62.65	94.10	31.45	5.89	2.73	14.93	Southern
BL-23-09	39.00	91.75	52.75	4.45	3.11	20.13	Northern
BL-23-10	74.15	159.00	84.90	4.57	2.65	17.63	Northern
BL-23-10	252.2	311.0	58.8	7.14	3.30	24.05	Northern
BL-23-11	24.1	36.3	12.2	4.81	0.32	10.15	Southern
BL-23-12	53.1	182.3	129.2	4.83	2.95	18.39	Southern
BL-23-13	139.6	225.0	85.4	4.08	2.58	13.39	Southern
BL-23-14	18.0	151.5	133.5	5.00	4.15	27.17	Southern
BL-23-15	50.0	183.7	133.7	4.52	3.40	20.05	Southern
BL-23-16	36.1	64.8	28.7	7.60	3.88	22.09	Southern
BL-23-16	97.0	131.5	34.5	9.99	5.50	29.83	Southern
BL-23-17	13	79	66	2.59	2.15	12.84	Southern
BL-23-18	55.90	141.45	85.55	8.75	4.18	28.82	Northern
BL-23-19	197.4	308.2	110.8	7.02	3.30	25.46	Northern
BL-23-20	56.2	102.3	46.1	4.48	2.73	19.65	Northern
BL-23-21	122.85	255.00	132.15	6.75	3.94	24.37	Northern

Note: Fe2O3t = total iron as Fe2O3. Potential recovery of Fe2O3 is approximately 50% of the analytical values.

Table 10.2 Technical Parameters of the 2023 Drill Holes
Drill Hole ID	UTM NAD 83 Zone 19N		Azimuth (°)	Dip (°)	Length (m)	Elevation (masl)	Zone
	Easting	Northing
BL-23-01	326,558	5,403,369	150	-45	244.5	249.7	Northern
BL-23-02	326,558	5,403,366	330	-45	201	249.7	Northern
BL-23-03	326,651	5,403,385	150	-45	201	253.0	Northern
BL-23-04	326,704	5,403,275	150	-45	201	251.9	Northern
BL-23-05	326,714	5,403,451	150	-45	240	252.6	Northern

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 79 of 229

Table 10.2 Technical Parameters of the 2023 Drill Holes
Drill Hole ID	UTM NAD 83 Zone 19N		Azimuth (°)	Dip (°)	Length (m)	Elevation (masl)	Zone
	Easting	Northing
BL-23-06	326,505	5,403,371	150	-45	295.25	245.7	Northern
BL-23-07	326,256	5,403,043	125	-45	273	253.0	Southern
BL-23-08	326,342	5,403,007	125	-45	201	252.9	Southern
BL-23-09	326,423	5,403,223	125	-45	150	248.4	Northern
BL-23-10	326,666	5,403,208	300	-45	311	243.6	Northern
BL-23-11	326,427	5,403,002	90	-45	51	248.1	Southern
BL-23-12	326,278	5,402,724	135	-45	201	248.5	Southern
BL-23-13	326,019	5,402,515	125	-45	225	239.6	Southern
BL-23-14	325,840	5,402,415	125	-45	201	225.8	Southern
BL-23-15	325,743	5,402,215	125	-45	201	229.0	Southern
BL-23-16	325,699	5,401,866	295	-45	279	213.1	Southern
BL-23-17	326,377	5,402,505	110	-45	192	244.8	Southern
BL-23-18	326,687	5,403,425	330	-45	204	253.8	Northern
BL-23-19	326,688	5,403,424	330	-70	318	253.8	Northern
BL-23-20	326,587	5,403,421	330	-45	201	253.1	Northern
BL-23-21	326,782	5,403,178	330	-54	270	251.5	Northern

10.2	2024 DRILL PROGRAM

The 2024 drill program was designed and planned with the objective of supporting an initial Mineral Resource Estimate. A 100 x 50 m drill hole program covered the entire favourable area determined from the previous surface sampling, magnetic survey interpretation, and prior drilling. Ninety-nine holes for a total of 25,929 m were completed over the entire length of the magnetic anomaly (Figure 10.3). The drilling determined that although the Mountain, Northern and Southern Zones are aligned in the same direction and part of the same magnetic anomaly, they have different geological characteristics. In addition, the boundaries of each zone are most likely faulted, as interpreted from the magnetic survey and presence of gouge and severely broken core in some drill holes.

The main differences between the three mineralized zones are the grade and the abundance of apatite-rich ultramafic rocks. The Mountain Zone has the highest phosphate grade, ~8.3% P2O5, whereas the Northern Zone grades ~6.8% P2O5 and the Southern Zone grades ~5.6% P2O5. The quantity of phosphate is directly associated with the abundance of apatite-rich ultramafic rocks.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 80 of 229

Figure 10.3          Map Showing the 2024 Drill Program at Bégin-Lamarche

325500
326000
326500
327000
5404000
5403500
5403000
5402500
5402000
Mountain Zone
Northern Zone
Southern Zone
Bégin-Lamarche Property
2024 Drilling Program
Projection: UTM NAD83 Zone 19
Drawn by: Jean-Philippe Arguin, P.Geo.
May 2024
0 100 200 300
meters
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 81 of 229

Most drill core samples exhibit alternating phaneritic leucocratic (light-coloured) and melanocratic (dark coloured) layers (Banerjee et al., 2024) The leucocratic layers consist mainly of plagioclase and the melanocratic layers consist of olivine, pyroxene, amphibole, biotite, ilmenite, and magnetite. All rock types exhibit cumulate textures. The phosphatic mineral is consistently apatite, specifically fluorapatite.

The technical parameters of the 2024 drill holes are listed in Table 10.3.

Table 10.3 Technical Parameters of the 2024 Drill Program
Drill Hole ID	UTM NAD 83 Zone 19N		Elevation (masl)	Azimuth (°)	Dip (°)	Length (m)	Cross- Section	Zone
	Easting	Northing
BL-24-22	326,747	5,403,399	256.2	330	-45	270	N300	Northern
BL-24-23	326,747	5,403,399	256.2	150	-45	202	N300	Northern
BL-24-24	325,783	5,402,455	224.8	125	-45	325	S1100	Southern
BL-24-25	326,722	5,403,444	252.7	330	-45	200	S1100	Southern
BL-24-26	326,697	5,403,482	254.4	330	-45	150	N300	Northern
BL-24-27	326,697	5,403,482	254.6	150	-50	264	N300	Northern
BL-24-28	325,783	5,402,455	224.8	125	-60	312	S1100	Southern
BL-24-29	326,618	5,403,428	254.4	150	-45	327	N200	Northern
BL-24-30	325,775	5,402,585	232.1	125	-45	250	S1000	Southern
BL-24-31	326,672	5,403,326	252.7	150	-45	200	N200	Northern
BL-24-32	326,730	5,403,218	248.5	330	-45	200	N200	Northern
BL-24-33	325,896	5,402,376	229.3	125	-45	175	S1100	Southern
BL-24-34	326,643	5,403,380	252.8	330	-45	200	N200	Northern
BL-24-35	325,952	5,402,328	228.0	125	-45	250	S1100	Southern
BL-24-36	326,782	5,403,122	256.8	330	-55	345	N200	Northern
BL-24-37	325,786	5,402,454	224.8	0	-90	180	S1100	Southern
BL-24-38	326,506	5,403,428	245.3	150	-45	198	N100	Northern
BL-24-39	326,517	5,403,403	252.7	330	-45	210	N100	Northern
BL-24-40	326,585	5,403,279	245.9	330	-45	282	N100	Northern
BL-24-41	326,011	5,402,284	221.6	125	-45	150	S1100	Southern
BL-24-42	326,568	5,403,312	245.6	150	-45	201	N100	Northern
BL-24-43	325,689	5,402,279	233.2	125	-45	396	S1300	Southern
BL-24-44	326,604	5,403,239	244.0	330	-45	291	N100	Northern
BL-24-45	326,253	5,403,348	247.8	305	-45	204	S100	Southern
BL-24-46	326,814	5,403,914	306.7	150	-45	300	N600	Mountain
BL-24-47	325,689	5,402,279	233.1	125	-60	327	S1300	Southern
BL-24-48	326,814	5,403,914	306.8	330	-45	201	N600	Mountain
BL-24-49	326,308	5,403,322	241.4	305	-45	298	S100	Southern
BL-24-50	325,795	5,402,184	222.4	125	-45	276	S1300	Southern

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 82 of 229

Table 10.3 Technical Parameters of the 2024 Drill Program
Drill Hole ID	UTM NAD 83 Zone 19N		Elevation (masl)	Azimuth (°)	Dip (°)	Length (m)	Cross-Section	Zone
	Easting	Northing
BL-24-51	326,814	5,403,914	306.9	150	-60	244.7	N600	Mountain
BL-24-52	325,781	5,402,326	221.8	125	-45	300	S1200	Southern
BL-24-53	326,851	5,403,845	308.5	150	-45	301	N600	Mountain
BL-24-54	326,348	5,403,342	243.2	350	-45	225	S50	Southern
BL-24-55	325,852	5,402,300	223.1	125	-45	225	S1200	Southern
BL-24-56	326,899	5,403,859	320.0	150	-45	288	N650	Mountain
BL-24-57	325,897	5,402,245	228.3	125	-45	300	S1200	Southern
BL-24-58	326,371	5,403,264	246.2	125	-45	228	S100	Southern
BL-24-59	326,899	5,403,859	320.1	150	-60	216	N650	Mountain
BL-24-60	325,894	5,402,244	228.1	305	-50	200.5	S1200	Southern
BL-24-61	326,173	5,403,280	260.5	125	-45	312	S200	Southern
BL-24-62	326,922	5,403,891	323.2	150	-45	201	N700	Mountain
BL-24-63	325,866	5,402,145	217.8	305	-70	300	S1300	Southern
BL-24-64	326,933	5,403,801	324.9	150	-45	180	N650	Mountain
BL-24-65	325,712	5,402,131	220.2	125	-45	285	S1400	Southern
BL-24-66	326,281	5,403,201	255.5	125	-45	150	S200	Southern
BL-24-67	326,931	5,403,802	324.6	330	-45	161	N650	Mountain
BL-24-68	326,400	5,403,111	254.2	125	-45	126	S200	Southern
BL-24-69	326,894	5,403,856	320.3	0	-90	201	N650	Mountain
BL-24-70	326,345	5,403,160	255.4	125	-45	201	S200	Southern
BL-24-71	325,660	5,402,170	223.6	125	-45	354	S1400	Southern
BL-24-72	326,228	5,403,145	252.3	125	-45	315	S300	Southern
BL-24-73	325,606	5,402,214	221.4	125	-45	375	S1400	Southern
BL-24-74	326,960	5,403,846	322.2	150	-45	201	N700	Mountain
BL-24-75	326,126	5,403,222	253.8	130	-45	300	S300	Southern
BL-24-76	326,993	5,403,785	321.9	150	-45	175.5	N700	Mountain
BL-24-77	325,604	5,402,214	221.2	125	-60	366	S1400	Southern
BL-24-78	326,993	5,403,785	321.8	330	-45	250	N700	Mountain
BL-24-79	326,126	5,403,222	253.9	130	-60	250	S300	Southern
BL-24-80	326,921	5,403,897	323.4	0	-90	213	N700	Mountain
BL-24-81	325,560	5,402,121	215.6	125	-45	306	S1500	Southern
BL-24-82	326,921	5,403,897	323.2	150	-67	201	N700	Mountain
BL-24-83	326,168	5,403,167	254.0	125	-45	327	S300	Southern
BL-24-84	325,615	5,402,080	213.2	125	-45	301.3	S1500	Southern
BL-24-85	326,971	5,403,760	323.0	330	-50	201	N650	Mountain
BL-24-86	325,675	5,402,034	217.7	125	-45	293.5	S1500	Southern
BL-24-87	325,655	5,401,926	215.8	305	-45	210	S1600	Southern

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 83 of 229

Table 10.3 Technical Parameters of the 2024 Drill Program
Drill Hole ID	UTM NAD 83 Zone 19N		Elevation (masl)	Azimuth (°)	Dip (°)	Length (m)	Cross- Section	Zone
	Easting	Northing
BL-24-88	326,226	5,403,248	259.0	125	-45	366	S200	Southern
BL-24-89	325,764	5,401,845	210.7	305	-45	366	S1600	Southern
BL-24-90	326,885	5,403,899	315.2	150	-75	150	N650	Mountain
BL-24-91	326,226	5,403,248	259.0	330	-50	201	S200	Southern
BL-24-92	326,871	5,403,806	311.1	150	-45	252	N650	Mountain
BL-24-93	325,558	5,402,119	215.7	125	-60	363	S1500	Southern
BL-24-94	326,871	5,403,806	311.2	330	-70	225	N600	Mountain
BL-24-95	326,785	5,403,751	268.7	150	-45	162	N500	Mountain
BL-24-96	326,171	5,403,289	260.5	330	-45	177	S200	Southern
BL-24-97	325,833	5,402,543	237.1	125	-45	279	S1000	Southern
BL-24-98	326,776	5,403,661	262.1	305	-45	246	N450	Mountain
BL-24-99	326,171	5,403,288	260	305	-80	252	S200	Southern
BL-24-100	325,889	5,402,501	235.5	125	-45	264	S1000	Southern
BL-24-101	326,286	5,402,953	249.3	125	-45	252	S400	Southern
BL-24-102	326,776	5,403,661	262.2	165	-45	252	N450	Mountain
BL-24-103	325,946	5,402,459	229.4	125	-45	261	S1000	Southern
BL-24-104	326,818	5,403,689	264.4	150	-45	201	N500	Mountain
BL-24-105	326,675	5,403,167	241.2	330	-55	306	N100	Northern
BL-24-106	326,002	5,402,416	229.0	125	-45	250	S1000	Southern
BL-24-107	326,810	5,403,281	254.6	330	-45	360	N300	Northern
BL-24-108	326,082	5,402,482	240.7	125	-45	249	S900	Southern
BL-24-109	326,688	5,403,297	252.0	330	-45	300	N200	Northern
BL-24-110	326,135	5,402,567	243.0	125	-45	249	S800	Southern
BL-24-111	326,195	5,402,647	246.0	125	-45	252	S700	Southern
BL-24-112	326,138	5,402,680	247.6	125	-45	288	S700	Southern
BL-24-113	326,079	5,402,609	246.7	125	-45	264	S800	Southern
BL-24-114	326,215	5,402,757	254.5	125	-45	279	S600	Southern
BL-24-115	326,340	5,402,780	248.4	125	-45	252	S500	Southern
BL-24-116	326,810	5,403,070	251.8	330	-60	324	N200	Northern
BL-24-117	326,283	5,402,831	247.7	125	-45	252	S500	Southern
BL-24-118	326,229	5,402,996	250.7	125	-45	255	S400	Southern
BL-24-119	326,779	5,403,339	258.1	330	-45	201	N300	Northern
BL-24-120	325,563	5,401,869	212.3	125	-60	255	S1700	Southern

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 84 of 229

10.2.1	Mountain Zone

Twenty-three drill holes totalling 5,023 m were completed in the Mountain Zone. The Mountain Zone shows grades of >10% P2O5 over widths ranging from 7 to 177 m (Table 10.4). The Mountain Zone has a somewhat elongated massive shape with an average diameter of ~150 m (Figure 10.4) and it has been drilled over a total length of 250 m. The Mountain Zone contains several veins of massive apatite of up to 2 m thick.

Table 10.4 Significant Mineralized Intervals in the 2024 Mountain Zone Drill Program
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)
BL-24-46	155.2	177.6	22.4	14.33	5.83	28.28
BL-24-48	32.00	39.65	7.65	15.01	2.59	19.17
BL-24-51	70	111	41	7.72	1.88	16.09
BL-24-53	70.1	132.4	62.3	9.50	4.12	28.45
BL-24-53	154.1	246.0	91.9	6.92	3.50	20.08
BL-24-56	6.5	99.0	92.5	11.82	5.29	30.96
BL-24-56	123	162	39	8.43	3.18	17.56
BL-24-59	6.55	59.40	52.85	12.44	5.65	33.60
BL-24-62	69.00	144.65	75.65	9.97	3.66	20.71
BL-24-64	3	42	39	9.06	4.11	25.45
BL-24-67	3	87	84	11.85	5.09	32.49
BL-24-69	29.0	65.1	36.1	9.81	3.26	22.36
BL-24-74	82.0	102.3	20.3	10.30	4.28	19.01
BL-24-76	49.00	64.25	15.30	11.27	4.40	24.29
BL-24-78	47.55	102.70	55.15	8.72	3.18	19.87
BL-24-80	2.40	74.55	72.15	6.59	2.37	16.23
BL-24-82	6.0	83.7	77.7	11.07	3.28	18.63
BL-24-85	102	134	32	11.54	4.28	25.80
BL-24-90	6	90	84	10.15	2.82	21.43
BL-24-92	15	192	177	8.13	3.89	22.49
BL-24-94	51	150	99	11.38	3.98	25.37
BL-24-95	6	162	156	8.90	4.14	20.97
BL-24-98	18	33	15	4.62	2.24	12.74
BL-24-102	180	231	51	7.53	3.01	19.84
BL-24-104	6	93	87	8.43	4.35	22.30

Fe2O3t = total iron as Fe2O3. Potential recovery of Fe2O3 is approximately 50% of the analytical values.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 85 of 229

Figure 10.4      Cross-Sectional Projection of the Mountain Zone

300 Elev.
200 Elev.
100 Elev.
0 Elev.
-100 Elev.
-200 Elev.
-300
-400
100 E
200 E
300 ESE
400 ESE
500 ESE
600 ESE
700 ESE
800 ESE
FIRST PHOSPHATE
Projet Begin Lamarche
Jeux de sections
P2O5: Phosphate transition
FIRST PHOSPHATE
Vertical Section 750MT
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 86 of 229

10.2.2	Northern Zone

The Northern Zone is where a phosphate mineralized envelope (500 m thick) has been delineated by 19 drill holes totalling 4,831 m. The Northern Zone consists of two phosphate layers ranging from 100 to 200 m in thickness (Figure 10.5) and are 600 m long. Significant analyses are reported in Table 10.5.

Table 10.5 Significant Mineralized Intervals from the 2024 Northern Zone Drilling
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)
BL-24-22	195	259	64	5.80	2.94	21.04
BL-24-23	21.0	175.1	154.1	7.02	4.40	27.34
BL-24-26	6.9	96.0	89.1	9.44	3.92	27.59
BL-24-27	138	189	51	4.41	3.05	20.62
BL-24-29	99	276	177	4.46	3.63	22.85
BL-24-31	119.85	213.8	93.95	7.16	3.49	18.76
BL-24-32	159	228	69	5.51	3.82	24.60
BL-24-34	93	192	99	6.34	2.74	20.09
BL-24-36	234	342	108	6.83	4.33	28.34
BL-24-38	No significant results
BL-24-39	102	150	48	5.51	2.20	16.64
BL-24-40	186.0	274.2	88.2	7.76	2.86	21.87
BL-24-42	6.6	188.7	182.1	5.04	3.09	17.77
BL-24-44	192.4	283.0	90.6	7.48	3.38	23.64
BL-24-105	132.00	144.65	12.65	5.12	2.38	17.53
BL-24-107	29.10	132.25	103.15	7.67	4.19	25.71
BL-24-107	217.1	360.0	142.9	8.86	4.47	30.20
BL-24-109	6.9	49.4	42.5	10.12	4.80	28.55
BL-24-116	256	304	48	7.46	3.95	22.77
BL-24-119	6.0	57.5	51.5	6.00	4.07	24.82

Fe2O3t = total iron as Fe2O3. Potential recovery of Fe2O3 is ~50% of the analytical values.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 87 of 229

Figure 10.5      Cross-Sectional Projection of the Northern Zone

300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
-200 Elev
-300
-400
100 E
200 E
300 ESE
400 ESE
500 ESE
600 ESE
700 ESE
800 ESE
FIRST PHOSPHATE
Projet Begin Lamarche
Jeux de sections
P205: Phosphate transition
FIRST PHOSPHATE
Vertical Section 300MT
BLM secteurs Montagne + Nord
AUGUST 08, 2024
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 88 of 229

10.2.3	Southern Zone

The Southern Zone was drilled on 100 m spaced sections over a length of 1,700 m by 57 drill holes totalling 15,219 m. Results from the Southern Zone show the presence of four phosphate-mineralized units, three of which have an average thickness of 50 m and a thicker one up to 200 m thick (Figure 10.6). Significant analyses are presented in Table 10.6.

Table 10.6 Significant Mineralized Intervals in the 2024 Southern Zone Drill Program
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)
BL-24-24	61.3	190.9	129.6	5.22	3.63	22.32
BL-24-25	74.2	117.0	42.8	9.89	3.54	28.65
BL-24-28	73.25	152.20	78.95	5.48	4.07	24.68
BL-24-30	33.00	78.65	45.65	4.28	2.97	19.83
BL-24-33	3.8	110.0	106.2	5.00	3.70	21.19
BL-24-35	212.5	253.7	41.2	6.25	3.44	19.55
BL-24-37	84	126	42	6.03	4.47	28.57
BL-24-41	96	141	45	5.18	3.08	17.68
BL-24-43	111	369	258	5.41	4.33	22.19
BL-24-45	22	60	38	7.97	3.15	20.54
BL-24-47	153	304	151	3.89	3.36	19.51
BL-24-49	72.5	105.5	33	8.65	3.77	24.05
BL-24-50	4.2	93.0	88.8	5.90	4.14	23.62
BL-24-52	204.0	247.7	43.7	7.04	3.62	24.50
BL-24-54	61.1	101.1	40.0	9.18	4.80	28.16
BL-24-55	4.0	194.8	190.8	4.60	3.64	19.83
BL-24-57	183.9	194.0	10.1	6.58	3.86	22.58
BL-24-58	81	144	63	4.02	3.46	18.82
BL-24-60	3.7	197.7	194.0	5.21	3.81	22.50
BL-24-61	No significant results
BL-24-63	37.7	297.0	259.3	5.21	3.80	21.65
BL-24-70	73.6	148.0	74.4	4.27	3.49	20.55
BL-24-71	73.3	174.9	101.6	4.76	3.52	19.60
BL-24-72	196	305	109	4.72	3.70	21.26
BL-24-73	195.2	366.0	170.8	5.23	4.13	22.38
BL-24-75	118.2	135.0	16.8	6.01	4.34	26.65
BL-24-77	174	360	186	4.53	3.23	19.64
BL-24-79	No significant results
BL-24-81	190.15	265.30	75.15	5.05	3.61	20.30
BL-24-83	5.0	216.6	211.6	5.81	3.52	24.00

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 89 of 229

Table 10.6 Significant Mineralized Intervals in the 2024 Southern Zone Drill Program
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)
BL-24-84	205.9	283.0	77.1	8.41	4.14	22.75
BL-24-86	9.30	44.55	35.25	6.24	4.46	23.61
BL-24-87	173.6	198.0	24.4	7.12	5.57	28.79
BL-24-88	219	363	144	7.18	4.61	31.02
BL-24-89	233	345	112	5.99	4.67	25.64
BL-24-91	84	129	45	7.63	4.05	24.55
BL-24-93	132.0	349.4	217.4	4.92	4.08	21.90
BL-24-96	66	78	12	9.19	3.46	21.77
BL-24-97	12.0	97.5	85.5	5.79	4.67	26.73
BL-24-99	92.0	122.5	30.5	7.25	4.03	24.94
BL-24-100	6.8	76.4	69.6	4.88	3.91	23.08
BL-24-101	82.0	103.5	21.5	5.32	3.58	15.79
BL-24-103	21.2	93.0	71.8	5.05	3.20	21.08
BL-24-106	6	51	45	4.57	3.21	16.61
BL-24-108	6.0	26.9	20.9	10.47	5.62	34.41
BL-24-110	5.35	41.30	36.00	5.74	3.91	21.14
BL-24-111	7.0	238.4	231.4	4.96	3.13	17.81
BL-24-112	38	159	121	4.73	3.81	20.83
BL-24-112	182.5	278.0	95.5	7.38	3.92	22.85
BL-24-113	171.00	256.65	85.65	6.36	2.88	16.48
BL-24-114	173	279	106	5.25	3.70	22.65
BL-24-115	10.85	46.00	35.15	5.40	3.24	18.32
BL-24-117	No significant results
BL-24-118	143.75	176.00	32.30	5.00	3.75	16.81
BL-24-120	73.00	133.75	60.80	4.20	2.65	15.51

Fe2O3t = total iron as Fe2O3. Potential recovery of Fe2O3 is ~50% of the analytical values.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 90 of 229

Figure 10.6        Cross-Sectional Projection of the Southern Zone

300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
-200 Elev
-300
-400
0 ESE
100 E
200 E
300 ESE
400 ESE
500 ESE
600 ESE
700 ESE
800 ESE
FIRST PHOSPHATE
Projet Begin Lamarche
Jeux de sections
P205: Phosphate transition
FIRST PHOSPHATE
Vertical Section 1200SE
BEGIN LAMARCHE South Sector
AUGUST 08, 2024

Source: First Phosphate (October 2024)

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 91 of 229

10.3	2025 TO 2026 DRILLING PROGRAM

An infill drill program on the three main mineralized zones (Mountain, North and South) launched on March 24, 2025, and was completed March 31, 2026. The drilling program has confirmed extensive, continuous mineralization across the existing horizon of the initial MRE. The drill program also discovered two new phosphate intersections located in the Northern Zone and in the Southern Zone on the eastern side of the existing mineralized zones. An additional 10,000 m of targeted drilling was added to the initial drill program of 30,000 m, in order to develop an understanding of these new intersects and to test additional mineralization located at depth in various areas across the Northern and Southern Zones. In all, 169 drill holes totalling 41,220 m were completed. A plan view of the drill hole collar locations is shown in Figure 10.7. Drill hole collar location information is listed in Table 10.7.

In the Mountain Zone, several intervals exceeding 50 m with grades >10% P₂O₅ were intersected within the broader composite intervals (Table 10.7). Several massive apatite veins reaching up to 2 m in thickness were also encountered.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 92 of 229

Figure 10.7        Plan View of Collar Locations 2025-2026 Drill Holes

First Phosphate Bégin-Lamarche Project
2023-2026 Drill Holes
Montain Zone
Northern Zone
Southern Zone
Bégin-Lamarche Project
Projection: UTM NAD83 Zone 19
Drawn by : Jean-Philippe Arguin, P.Geo.
March 2026
0 100 200 300
metres
FIRST PHOSPHATE
Legend
2025-2026 drill holes
2023-2024 drill holes
New phosphate intersects

Source: First Phosphate press release dated April 27, 2026

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 93 of 229

Table 10.7 2025-2026 Drill Hole Collar Location, Orientation, Length Information
Drill Hole	Easting	Northing	Elevation (masl)	Length (m)	Azimuth (°)	Dip (°)	Zone
BL-25-121	326,782	5,403,808	278.8	279.00	150	-45	Mountain
BL-25-122	326,784	5,403,809	278.8	228.00	150	-70	Mountain
BL-25-123	326,828	5,403,762	278.8	207.60	145	-45	Mountain
BL-25-124	326,832	5,403,755	279.9	225.00	60	-85	Mountain
BL-25-125	326,826	5,403,759	279.8	114.00	335	-45	Mountain
BL-25-126A	326,757	5,403,791	268.4	54.00	150	-45	Mountain
BL-25-127	326,787	5,403,749	268.9	132.00	330	-45	Mountain
BL-25-128	326,936	5,403,359	259.5	348.00	330	-45	Northern
BL-25-129	326,896	5,403,435	257.6	249.00	330	-45	Northern
BL-25-130	326,863	5,403,345	251.1	351.00	340	-45	Northern
BL-25-131	326,806	5,403,387	257.6	291.00	330	-45	Northern
BL-25-132	326,834	5,403,405	251.6	249.00	340	-45	Northern
BL-25-133	326,775	5,403,475	252.0	150.00	360	-45	Northern
BL-25-134	326,405	5,403,241	245.5	252.00	340	-50	Northern
BL-25-135	326,403	5,403,241	245.6	252.00	305	-45	Northern
BL-25-136	326,340	5,403,358	245.0	174.00	315	-45	Northern
BL-25-137	326,370	5,403,265	246.4	252.00	330	-45	Northern
BL-25-138	326,545	5,403,143	240.2	171.00	335	-45	Northern
BL-25-139	326,464	5,403,434	242.9	174.00	320	-45	Northern
BL-25-140	326,552	5,403,243	242.1	300.00	330	-45	Northern
BL-25-141	326,506	5,403,318	242.6	240.00	330	-45	Northern
BL-25-142	326,853	5,403,838	308.7	162.00	330	-50	Northern
BL-25-143	326,819	5,403,879	306.5	321.00	160	-45	Mountain
BL-25-144	326,619	5,403,209	240.7	351.00	330	-50	Northern
BL-25-145	326,813	5,403,882	306.4	99.00	310	-45	Mountain
BL-25-146	326,683	5,403,197	243.2	249.00	330	-55	Northern
BL-25-147	326,819	5,403,884	306.3	150.00	240	-80	Mountain
BL-25-148	326,662	5,403,256	247.7	300.00	330	-50	Northern
BL-25-149	326,821	5,403,904	307.4	276.00	140	-45	Mountain
BL-25-150	326,613	5,403,329	250.5	273.00	330	-45	Northern
BL-25-151	326,892	5,403,907	315.5	198.00	145	-45	Mountain
BL-25-152	326,877	5,403,871	322.6	306.00	156	-45	Mountain
BL-25-153	326,874	5,403,874	322.6	102.00	320	-45	Mountain
BL-25-154	326,749	5,403,285	253.7	356.10	330	-60	Northern
BL-25-154EXT	326,749	5,403,285	253.7	408.00	330	-60	Northern
BL-25-155	326,720	5,403,338	256.3	340.40	330	-45	Northern
BL-25-156	326,887	5,400,869	321.8	201.00	146	-65	Mountain
BL-25-157	326,636	5,403,492	253.9	111.00	330	-45	Northern
BL-25-158	326,887	5,403,868	321.8	111.00	340	-55	Mountain

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 94 of 229

Table 10.7 2025-2026 Drill Hole Collar Location, Orientation, Length Information
Drill Hole	Easting	Northing	Elevation (masl)	Length (m)	Azimuth (°)	Dip (°)	Zone
BL-25-159	326,847	5,403,199	253.9	444.00	330	45	Northern
BL-25-160	326,898	5,403,862	320.5	399.00	240	-80	Mountain
BL-25-161	326,850	5,403,238	252.2	402.20	340	-45	Northern
BL-25-162	326,899	5,403,848	319.7	252.00	160	-45	Mountain
BL-25-163	326,849	5,403,314	254.2	351.00	336	-45	Northern
BL-25-164	326,899	5,403,848	319.0	165.00	315	-45	Mountain
BL-25-165	326,925	5,403,793	324.4	180.00	163	-45	Mountain
BL-25-166	326,767	5,403,470	252.5	165.00	330	-45	Northern
BL-25-167	326,917	5,400,822	323.4	180.00	150	-45	Mountain
BL-25-168	326,410	5,403,160	251.8	258.30	305	-45	Southern
BL-25-169	326,922	5,403,853	321.1	186.00	150	-45	Mountain
BL-25-170	326,359	5,403,211	253.6	219.30	305	-45	Southern
BL-25-171	326,921	5,403,856	321.0	126.00	330	-45	Mountain
BL-25-172	326,307	5,403,253	254.1	180.00	305	-45	Southern
BL-25-173	326,921	5,403,855	321.0	174.00	0	-90	Mountain
BL-25-174	325,731	5,402,306	232.8	264.00	125	-45	Southern
BL-25-175	326,266	5,403,302	246.6	153.35	295	-45	Southern
BL-25-176	326,942	5,403,814	324.5	150.00	145	-45	Mountain
BL-25-177	326,243	5,403,174	255.0	327.00	125	-45	Southern
BL-25-178	326,942	5,403,813	324.6	174.00	335	-45	Mountain
BL-25-179	326,959	5,403,896	320.3	108.00	330	-45	Mountain
BL-25-180	326,958	5,403,898	319.9	177.00	150	-45	Mountain
BL-25-181	326,197	5,403,218	259.3	252.00	125	-45	Southern
BL-25-182	325,706	5,402,195	223.5	252.00	125	-45	Southern
BL-25-183	326,981	5,403,875	323.8	144.00	0	-90	Mountain
BL-25-184	326,226	5,403,184	256.1	126.00	305	-45	Southern
BL-25-185	326,990	5,403,844	325.1	153.00	150	-45	Mountain
BL-25-186	326,282	5,403,199	255.4	240.00	305	-50	Southern
BL-25-187	326,990	5,403,845	324.9	150.00	330	-45	Mountain
BL-25-188	326,300	5,403,140	253.0	255.00	125	-45	Southern
BL-25-189	327,027	5,403,815	320.0	99.00	170	-45	Mountain
BL-25-190	326,976	5,403,818	321.0	150.00	150	-45	Mountain
BL-25-191	326,483	5,403,117	247.4	366.00	305	-45	Southern
BL-25-192	326,284	5,403,058	255.0	255.30	125	-45	Southern
BL-25-193	325,776	5,402,159	219.8	123.00	125	-45	Southern
BL-25-194	326,350	5,403,064	254.0	198.00	115	-45	Southern
BL-25-195	326,161	5,403,051	254.2	333.00	125	-45	Southern
BL-25-196	325,788	5,402,264	222.3	261.00	125	-45	Southern
BL-25-197	326,089	5,402,789	255.7	276.00	125	-45	Southern

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 95 of 229

Table 10.7 2025-2026 Drill Hole Collar Location, Orientation, Length Information
Drill Hole	Easting	Northing	Elevation (masl)	Length (m)	Azimuth (°)	Dip (°)	Zone
BL-25-198	326,341	5,403,031	254.4	186.00	125	-45	Southern
BL-25-199	325,897	5,402,281	227.3	189.00	110	-45	Southern
BL-25-200	325,851	5,402,220	227.1	156.00	125	-45	Southern
BL-25-201	326,147	5,402,744	257.2	330.00	125	-45	Southern
BL-25-202	326,416	5,403,042	250.5	130.80	125	-45	Southern
BL-25-203	326,387	5,402,939	250.7	126.00	125	-45	Southern
BL-26-204	326,546	5,403,070	246.6	300.00	305	-45	Southern
BL-26-205	325,901	5,402,170	219.1	117.00	125	-45	Southern
BL-26-206	326,211	5,402,702	252.7	282.00	125	-47	Southern
BL-26-207	325,942	5,402,230	221.5	201.00	110	-45	Southern
BL-26-208	326,612	5,403,076	244.1	255.00	335	-50	Northern
BL-26-209	326,262	5,402,661	247.0	252.00	125	-45	Southern
BL-26-210	325,954	5,402,196	221.4	126.00	125	-45	Southern
BL-26-211	326,255	5,402,948	252.8	260.20	135	-45	Southern
BL-26-212	326,015	5,402,214	221.4	132.00	125	-45	Southern
BL-26-213	326,261	5,402,626	243.8	210.00	135	-45	Southern
BL-26-214	326,078	5,402,294	223.2	102.00	125	-45	Southern
BL-26-215	325,743	5,402,425	219.5	226.30	125	-45	Southern
BL-26-216	326,350	5,402,901	251.1	132.00	125	-45	Southern
BL-26-217	326,318	5,402,617	245.2	150.00	125	-45	Southern
BL-26-218	326,385	5,402,589	244.8	126.00	135	-45	Southern
BL-26-219	326,296	5,402,882	249.7	180.00	125	-45	Southern
BL-26-220	326,381	5,402,618	245.4	102.00	125	-45	Southern
BL-26-221	325,804	5,402,409	223.0	279.00	136	-45	Southern
BL-26-222	326,349	5,402,844	250.5	138.00	125	-45	Southern
BL-26-223	326,330	5,402,668	247.3	180.00	125	-45	Southern
BL-26-224	326,399	5,402,803	252.2	102.30	125	-45	Southern
BL-26-225	325,894	5,402,372	229.5	279.00	136	-45	Southern
BL-26-226	326,381	5,402,756	250.9	104.85	125	-45	Southern
BL-26-227	326,327	5,402,703	247.4	126.00	115	-45	Southern
BL-26-228	326,132	5,403,099	252.3	225.00	110	-45	Southern
BL-26-229	326,174	5,403,069	252.6	360.00	115	-45	Southern
BL-26-230	326,282	5,402,751	247.3	195.00	115	-45	Southern
BL-26-231	325,802	5,402,508	227.0	231.00	125	-45	Southern
BL-26-232	326,157	5,402,799	259.2	324.00	125	-45	Southern
BL-26-233	325,854	5,402,467	227.3	225.00	125	-45	Southern
BL-26-234	326,121	5,403,010	251.8	186.00	125	-45	Southern
BL-26-235	326,115	5,402,832	255.9	231.00	125	-45	Southern
BL-26-236	325,968	5,402,379	226.1	207.00	125	-45	Southern

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Table 10.7 2025-2026 Drill Hole Collar Location, Orientation, Length Information
Drill Hole	Easting	Northing	Elevation (masl)	Length (m)	Azimuth (°)	Dip (°)	Zone
BL-26-237	326,183	5,402,970	251.8	225.00	125	-45	Southern
BL-26-238	326,019	5,402,337	223.6	216.00	125	-45	Southern
BL-26-239	326,040	5,402,765	256.6	300.00	125	-45	Southern
BL-26-240	326,216	5,402,897	248.4	312.80	135	-45	Southern
BL-26-241	325,920	5,402,419	227.1	198.00	125	-45	Southern
BL-26-242	326,155	5,402,911	250.8	192.00	120	-50	Southern
BL-26-243	326,095	5,402,719	252.8	351.00	125	-45	Southern
BL-26-244	326,071	5,402,243	222.0	150.00	125	-45	Southern
BL-26-245	326,121	5,402,895	253.9	252.00	125	-45	Southern
BL-26-246	326,172	5,402,845	255.1	555.00	125	-45	Southern
BL-26-247	326,106	5,402,383	231.1	132.00	120	-45	Southern
BL-26-247EXT	326,106	5,402,383	231.1	192.00	120	-45	Southern
BL-26-248	326,133	5,402,627	246.8	261.00	125	-45	Southern
BL-26-249	326,233	5,402,805	248.5	354.70	125	-45	Southern
BL-26-249EXT	326,233	5,402,805	248.5	501.00	125	-45	Southern
BL-26-250	326,087	5,402,368	230.4	210.00	125	-45	Southern
BL-26-251	326,249	5,402,481	239.9	129.00	125	-45	Southern
BL-26-252	326,190	5,402,607	242.5	243.00	130	-45	Southern
BL-26-253	326,207	5,402,519	240.8	150.00	125	-50	Southern
BL-26-254	326,072	5,402,670	250.8	408.00	125	-45	Southern
BL-26-255	326,198	5,402,503	240.3	165.00	145	-45	Southern
BL-26-256	326,246	5,402,546	242.5	186.00	125	-45	Southern
BL-26-257	326,297	5,402,501	241.6	225.00	125	-45	Southern
BL-26-258	326,325	5,402,543	244.1	150.00	125	-50	Southern
BL-26-259	326,308	5,403,322	252.4	483.00	305	-45	Northern
BL-26-260	326,887	5,403,145	246.4	474.00	330	-45	Northern
BL-26-261	326,718	5,403,146	245.8	327.00	330	-55	Northern
BL-26-262	326,835	5,403,129	252.2	483.00	330	-53	Northern
BL-26-263	326,973	5,403,147	250.2	450.00	320	-45	Northern
BL-26-264	326,918	5,403,081	246.0	480.00	330	-45	Northern
BL-26-265	326,942	5,403,206	249.1	501.00	320	-45	Northern
BL-26-266	326,868	5,403,067	252.7	465.00	330	-55	Northern
BL-26-266EXT	326,879	5,403,047	252.7	504.00	330	-55	Northern
BL-26-267	326,928	5,402,958	243.7	432.00	330	-55	Northern
BL-26-268	326,943	5,403,206	249.1	426.00	335	-50	Northern
BL-26-269	326,864	5,403,002	246.2	399.00	325	-60	Northern
BL-26-270	326,022	5,402,718	256.1	321.00	125	-45	Southern
BL-26-271	326,966	5,403,292	267.4	399.00	312	-45	Northern
BL-26-272	325,965	5,402,692	252.7	366.00	125	-45	Southern

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Table 10.7 2025-2026 Drill Hole Collar Location, Orientation, Length Information
Drill Hole	Easting	Northing	Elevation (masl)	Length (m)	Azimuth (°)	Dip (°)	Zone
BL-26-273	326,027	5,402,649	250.0	324.00	125	-45	Southern
BL-26-274	326,106	5,402,524	239.3	210.00	125	-45	Southern
BL-26-275	326,128	5,402,457	236.5	216.00	120	-45	Southern
BL-26-276	325,907	5,402,623	249.1	240.00	125	-45	Southern
BL-26-277	326,060	5,402,432	232.0	198.00	125	-45	Southern
BL-26-278	325,933	5,402,648	252.8	267.00	125	-45	Southern
BL-26-279	325,879	5,402,564	234.0	183.00	125	-45	Southern
BL-26-280	325,992	5,402,612	248.8	326.80	125	-45	Southern
BL-26-281	325,940	5,402,520	233.7	266.85	125	-45	Southern
BL-26-282	325,971	5,402,561	242.0	327.00	125	-45	Southern
BL-26-283	326,051	5,402,569	245.1	291.00	125	-45	Southern
BL-26-284	326,424	5,402,673	249.3	201.00	125	-45	Southern
BL-26-285	326,001	5,402,479	234.5	261.00	125	-45	Southern

Note: True thicknesses estimated to be >70% of the reported drill core lengths.

In the Mountain Zone, several intervals exceeding 50 m with grades >10% P₂O₅ were intersected within the broader composite intervals (Table 10.8). Several massive apatite veins up to 2 m in thickness were also encountered.

The Northern Zone highlights the discovery of high-grade phosphate occurring in down-dip continuity. These high grades share mineralogical and visual characteristics (particularly the presence of massive apatite veins) similar to those observed in the Mountain Zone. Several intervals exceeding 50 m with grades >10% P₂O₅ were intersected within the broader composite intervals (Table 10.9).

Table 10.8 Highlight Drill Hole Intercepts for the Mountain Zone
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3 (%)
BL-25-121	44.00	173.75	129.75	8.56	4.71	26.90
BL-25-123	6.00	204.45	198.45	8.94	4.25	25.05
including	55.00	162.00	107.00	10.17	4.92	29.08
BL-25-143	26.00	178.45	152.45	6.35	2.54	20.88
BL-25-151	4.80	164.40	159.60	9.10	3.36	19.51
including	77.00	164.40	87.40	10.00	3.80	18.60
BL-25-152	18.10	164.50	119.85	8.02	3.72	25.22
BL-25-156	26.55	164.60	138.15	9.57	3.46	20.07
BL-25-162	83.65	164.70	136.85	8.05	3.82	20.34
BL-25-167	0.70	164.80	170.10	6.64	2.65	17.76

Note: True thicknesses estimated to be >70% of the reported drill core lengths.

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Table 10.9 Highlight Drill Hole Intercepts for the Northern Zone
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3 (%)
BL-25-131	118.80	281.40	162.60	8.40	3.71	26.16
BL-25-159	244.45	399.15	154.70	7.99	4.08	27.53
BL-25-161	62.50	367.30	304.80	6.93	3.05	19.82
BL-25-163	49.65	271.90	222.25	8.07	4.05	26.43
BL-26-259	163.45	471.20	307.75	5.83	3.05	21.57
BL-26-263	164.00	287.00	123.00	10.02	4.71	29.95
BL-26-264	111.00	470.20	259.20	8.62	4.14	25.47
including	163.65	298.70	135.05	10.10	4.91	29.39
BL-26-266	170.00	387.80	217.80	7.91	4.25	23.91

Note: True thicknesses estimated to be >70% of the reported drill core lengths.

The Southern Zone highlights high-grade phosphate occurring in down-dip continuity, displaying mineralogical and visual characteristics comparable to those recognized in the Mountain Zone. Several intervals exceeding 50 m with grades >6% P₂O₅ were intersected within the broader composite intervals (Table 10.10).

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TABLE 10.10 Highlight Drill Hole Intercepts for the Southern Zone
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3 (%)
BL-25-174	95.50	262.00	166.50	4.34	3.13	18.57
BL-25-182	57.90	245.55	187.65	4.87	3.45	19.77
BL-25-193	7.65	108.30	100.65	5.08	3.28	19.38
BL-25-196	20.00	158.00	138.00	4.32	3.31	18.92
BL-26-215	97.60	212.50	114.90	4.52	3.80	21.95
BL-26-221	15.70	239.00	223.30	4.18	3.24	19.29
including	73.55	148.00	74.45	6.05	4.32	28.56
BL-26-225	5.55	263.50	257.95	5.17	3.30	18.20
including	156.70	229.30	72.60	7.66	3.73	19.45
BL-26-233	7.10	136.35	129.25	4.54	3.20	21.74

Note: True thicknesses estimated to be >70% of the reported drill core lengths.

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11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The following section describes drill core sampling carried out by First Phosphate at the Bégin-Lamarche Property from 2023 to 2026.

11.1	SAMPLE PREPARATION AND SECURITY

Drill core sampling and security protocol at the Project is designed in accordance with CIM Mineral Exploration Best Practices Guidelines. The NQ-sized drill core was transferred from the drill rig site to the drill core logging facility, where it was received by Laurentia Exploration Inc. (“Laurentia”) geologists. Laurentia being a consulting firm based out of Jonquière, Québec, contracted to oversee the 2023 to 2026 drilling programs.

Drill core was logged by the Laurentia geologists by detailing lithology, mineralization, alteration and structure. Samples were also selected by the geologists, with sample intervals varying from approximately 0.5 to 3.0 m in length, depending on the geological observations. The geo-technician sawed the drill core in half lengthwise, using a diamond saw at the Project site. The half-core samples were placed and sealed in plastic bags along with a unique sample tag ID. The smaller sample bags were then placed into larger rice bags, which were tied closed with zip lock ties and labelled. The remaining half of the drill core was returned to the drill core box and retained on-site for reference purposes. A blank and an in-house reference material were inserted at the beginning of each sample batch (generally one complete hole) and then inserted alternatively every ten samples.

A formal chain-of-custody procedure was adopted to ensure security of the drill core samples until receipt of the samples at the laboratory. The securely packaged half-core samples were sent by ground transportation to an independent laboratory, Activation Laboratories Ltd. of Ancaster, Ontario (“Actlabs”).

When received at Actlabs, the drill core samples were crushed up to 80% passing 2 mm (10 mesh), riffle split (250 g split) and pulverized (mild steel) to 95% passing -200 mesh. Each sample was analysed for whole-rock analysis (code 4B) for 10 major oxides and seven trace elements by lithium metaborate/tetraborate fusion of 3 g of material and analysed by ICP-OES. Analytical data were reported electronically from Actlabs to First Phosphate.

The Actlabs’ Quality System is accredited to international quality standards through ISO/IEC 17025:2017 and ISO 9001:2015. The accreditation program includes ongoing audits, which verify the QA system and all applicable registered test methods. Actlabs is also accredited by Health Canada. Actlabs is independent of First Phosphate and the Author.

11.2	BULK DENSITY DETERMINATIONS

The database consists of 1,229 bulk density measurements from 2024 to 2026 drill holes, of which 642 bulk densities were constrained within the current Mineral Resource wireframes. The constrained measurements returned values ranging from 2.27 t/m3 (North Zone) to 4.90 t/m3 (Mountain Zone) and gave mean values of 3.06 t/m3 for the Mountain Zone, 3.18 t/m3 for the South Zone, 3.20 t/m3 for the North Zone, and 3.30 t/m3 for the Centre Zone.

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Independent verification sampling of Bégin-Lamarche drill core was undertaken in April 2024 by the site visit Qualified Person, Mr. Antoine Yassa, P.Geo. A total of 18 due diligence samples were taken and subsequently measured independently at SGS of Québec City, QC using the water immersion drill core method, returning a mean value of 3.23 t/m3. The Author considers there to be good agreement between First Phosphate’s on-site measurements and those performed at SGS.

11.3	QUALITY ASSURANCE / QUALITY CONTROL REVIEW

The quality assurance/quality control (“QA/QC” or “QC”) procedures employed by First Phosphate during the 2023 to 2026 drill hole programs at Bégin-Lamarche included the insertion of in-house reference materials (“RMs”) and blanks into the drill hole sample stream.

11.3.1	2023 to 2024 Quality Assurance / Quality Control

11.3.1.1	Performance of In-House Reference Materials

Field personnel routinely inserted one of the four in-house RMs into the drill core sample stream at a rate of ~1:20 samples. Criteria for assessing RM performance are based as follows. Data plotting within ±3 standard deviations from the calculated mean value, pass. Data plotting outside ±3 standard deviations from the calculated mean value, fail.

Due to the absence of commercially available reference material certified for P2O5, First Phosphate utilized two previously prepared in-house reference materials (“RMs”) from Glen Eagle Resources Inc.’s (“Glen Eagle”) 2012 and 2014 drilling programs at the Company’s Lac Orignal Property.

Glen Eagle prepared the two reference materials of differing P2O5 grades by collecting two mineralized field samples from the Property, weighing approximately 15 kg each, and sent the two samples to AGAT in Mississauga, Ontario, where two RMs were prepared (one low-grade: Std-1 and one high-grade: Std-2). When received by AGAT, the 15 kg samples were crushed to 90% passing 2 mm and then pulverized to 85% passing 200 mesh (75 µm). A series of major element analyses (Lithium Borate Fusion - Summation of Oxides with an ICP-OES finish) were carried out on a total of 30 representative sub-samples split from each bulk sample, with ten sub-samples each analysed over a period of three days. Individually packaged RMs were prepared for use by the Company to mitigate the settling of heavy minerals (such as magnetite and ilmenite), by placing 100 g representative pulverized sub-samples into sealed bags. Mean values of 3.59% and 4.96% P2O5 were estimated for Std-2 and Std-1, respectively.

Both RMs were found to display positive biases in Glen Eagle’s 2012 and 2014 drilling programs at Lac Orignal, and in the early stage of First Phosphate’s drilling program at Bégin-Lamarche (drill holes BL-23-01 to BL-24-34). Std-2 in particular, returned a high percentage of results greater than +3 standard deviations from the estimated mean value, when assessed against the single-lab statistics calculated from the 30 samples analysed at AGAT. The Author concludes that the mean and standard deviations calculated from a single laboratory alone are not suitable for assessing RM performance and that more rigorous round-robin testing at multiple labs would provide more robust statistical data for QC purposes. Consequently, the Author has established new means and standard deviations for both the Std-1 and Std-2 RMs, based on data from First Phosphate’s current drilling on the Property.

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Use of RMs Std-1 and Std-2 was discontinued after drill hole BL-24-34 and, from drill hole BL-24-35 to BL-24-120, First Phosphate utilized two new in-house property-specific RMs that underwent more rigorous characterization studies at three separate reputable laboratories, namely Actlabs, ALS and SGS.

The performance of all four RMs was satisfactory, with very few failures recorded. All failures were followed-up in a timely manner and affected samples rerun if deemed necessary. The Author considers that the RM data demonstrate acceptable accuracy in the 2023 and 2024 Bégin-Lamarche data.

11.3.1.2	Performance of Blank Material

Blanks were routinely inserted into the drill core sample stream at a rate of ~1:10 samples. All blank data for P2O5 were reviewed by the Author. If the analytical value in the certificate was indicated as being less than detection limit, the value was assigned the value of one-half the detection limit for data treatment purposes. An upper tolerance limit of ten times the detection limit was set. There were 574 data points to examine.

All data plot at or below the set tolerance limit and the Author does not consider contamination to be an issue in the 2023 and 2024 drill hole sample data.

11.3.1.3	Performance of Lab Pulp Duplicates

Field duplicates were not inserted into the sample stream by First Phosphate during the 2023 and 2024 drilling campaigns at the Project. However, laboratory duplicate data for P2O5 were reviewed by the Author for the 2023 and 2024 sampling. The data were scatter-graphed and the coefficient of determination (“R2”) used to estimate precision. The resultant R2 value for P2O5 was estimated at 1. The Author considers the Actlabs pulp duplicate data to show excellent precision at pulp level.

11.3.2	2025 to 2026 Quality Assurance / Quality Control

11.3.2.1	Performance of In-House Reference Materials

Field personnel continued to routinely insert one of the two in-house RMs, used since drill hole BL-24-35, into the drill core sample stream at a rate of ~1:20 samples. Criteria for assessing RM performance is as described in Section 11.3.1.1.

The performance of both RMs was satisfactory, with very few failures recorded. All failures were followed-up in a timely manner and affected samples rerun if deemed necessary. The Author considers that the RM data demonstrate acceptable accuracy in the 2025 and 2026 Bégin-Lamarche data.

Results for the RM data are presented in Figures 11.1 and 11.2.

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Figure 11.1     Reference Material Results for STD-1B: P2O5

Source: P&E (This Report)

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Figure 11.2     Reference Material Results for STD-2B: P2O5

Source: P&E (This Report)

11.3.2.2	Performance of Blank Material

Blanks were again routinely inserted into the drill core sample stream at a rate of ~1:22 samples. All blank data for P2O5 were reviewed by the Author. If the analytical value in the certificate was indicated as being less than detection limit, the value was assigned the value of one-half the detection limit for data treatment purposes. An upper tolerance limit of ten times the detection limit was set. There were 591 data points to examine.

All data, except one sample (sample 2594967 at 0.22% P2O5), plot at or below the set tolerance limit and the Author does not consider contamination to be an issue in the 2025 and 2026 drill hole sample data.

Results for the blank data are presented in Figure 11.3.

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Figure 11.3     Results for Blank Material: P2O5

Source: P&E (This Report)

11.3.2.3	Performance of Lab Pulp Duplicates

Field duplicates were not inserted into the sample stream by First Phosphate during the 2025 and 2026 drilling at the Project. However, laboratory duplicate data for P2O5 were reviewed by the Author for the 2025 and 2026 sampling. The data were scatter graphed and the coefficient of determination (“R2”) used to estimate precision (Figure 11.4). The resultant R2 value for P2O5 was estimated at 0.985. The Author considers the Actlabs pulp duplicate data to show excellent precision at pulp level.

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Figure 11.4       Scatter Plot of Actlabs Lab Pulp Duplicates: P2O5

Source: P&E (This Report)

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11.4	CONCLUSION

The Author recommends the following to be undertaken during future sampling at Bégin-Lamarche:

1.	The routine insertion of field and coarse reject duplicates into the sampling stream; and

2.	Check analyses of 5 to 10% of drill core samples taken at the Project, past and future, ensuring to include adequate QC samples to monitor umpire laboratory performance.

It is the Author’s opinion that sample preparation, security and analytical procedures for the 2023 to 2026 drilling at the Bégin-Lamarche Project were adequate and examination of QA/QC results for all recent sampling indicates no significant issues with accuracy, contamination or precision in the data.

The Author considers the data to be of satisfactory quality and suitable for use in the current Mineral Resource Estimate.

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12.0	DATA VERIFICATION

12.1	DRILL HOLE DATABASE VERIFICATION

12.1.1	2023 to 2024 Analyses Verification

Verification of drill holes analyses data entry was performed by the Author on 1,362 analytical intervals for P2O5, TiO2 and Fe2O3. Data from drill holes completed in 2023 and 2024 were verified. The 1,362 verified intervals were checked against original digital analytical laboratory certificates downloaded directly from Actlabs’ User Web Portal (WebLIMS) by the Author. The checked analyses represent 17.1% of the entire database (7,979 samples) and 15.3% of the constrained data (5,364 samples). No errors were encountered in the data during the verification process.

12.1.2	2025 to 2026 Analyses Verification

Verification of the more recent 2025 to 2026 drill hole analyses data entry was performed by the Author on 12,816 analytical intervals for P2O5. The 12,816 verified intervals were checked against original digital analytical laboratory certificates downloaded directly from Actlabs’ User Web Portal (WebLIMS) by the Author. The analyses checked represent 90.3% of the overall 2025 and 2026 data (11,570 out of 12,816 samples), and 92.2% of the constrained 2025 and 2026 data (7,784 out of 8,440 samples). No errors were encountered in the data during the verification process.

12.1.3	Drill Hole Data Validation

The Author validated the Mineral Resource database in GEMS™ by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value analytical results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields. A few minor errors were identified and corrected in the database.

12.2	2024 AND 2026 P&E SITE VISITS AND INDEPENDENT SAMPLING

The Bégin-Lamarche Project was visited by Mr. Antoine Yassa, P.Geo., on April 9, 2024, and again on 21 May 2026, for the purpose of completing site visits that included viewing drilling sites and outcrops, GPS location verifications, discussions, and due diligence sampling.

The 2026 site visit included GPS verification of several drill holes to validate the collars coordinates with a Garmin Montana 750i GPS instrument. The georeferenced images of three different collar locations in Figure 12.1 were also taken with the same instrument. All verified collars were found to be within two metres of surveyed drill holes, which the Author considers to be acceptable precision for a hand-held GPS device.

During the 2026 site visit Mr. Yassa visited the new logging and drill core cutting facility, where logging and QA/QC procedures were discussed, and inspection of the drill core sawing installation and control sample storage was also undertaken. Figure 12.2 exhibits the traverse taken on the Property during the site visit (image on left) and the new drill core logging facility at the Otis Nature Centre at Lac Tchitogama (image on right).

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Figure 12.1	Georeferenced Images of Three of the Validated Collar Locations During the 2026 Site Visit

Source: P&E (This Report)

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Figure 12.2       2026 Site Visit Traverse and New Drill Core Logging Facility

Source: P&E (This Report)

Figure 12.2 Description: (Left) Traverse Taken During the 2026 Site Visit and (Right) New Drill Core Logging Facility at Otis Nature Centre, Lac Tchitogama.

Mr. Yassa collected 18 samples from six diamond drill holes during the April 2024 site visit and 15 samples from five diamond drill holes during the May 2026 site visit. All samples were selected from drill holes completed in 2023 and 2024 (April 2024), and 2025 and 2026 (May 2026). A variety of drill holes from different zones were selected for sampling using a variation of grades from around the cut-off (2.5% P2O5), average grade (6.0% P2O5), and higher grade (12% P2O5). Samples were collected by taking a quarter of the previously split NQ drill core with the other quarter drill core remaining in the drill core box. Individual samples were placed in plastic bags with a uniquely numbered tag, after which all samples were collectively placed in a larger bag and shipped directly to SGS in Québec City, Québec for analysis.

Requested analyses were drill core bulk density by the wet immersion method, then preparation and whole-rock analysis for Lithium Borate Fusion.

Sample processing services at SGS are ISO/IEC 17025:2017 accredited by the Standards Council of Canada. Quality Assurance procedures include standard operating procedures for all aspects of the processing and also include protocols for training and monitoring of staff. SGS is independent of First Phosphate and the Author.

The samples selected for the 2026 Bégin-Lamarche due diligence sampling program are listed in Table 12.1. The analytical results of the due diligence samples are presented in Figures 12.3 to 12.6.

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Table 12.1 May 2026 Due Diligence Sample Results
Drill Hole ID	From (m)	To (m)	Length (m)	Actlabs P2O5 (wt%)	Class	Original Sample ID	Domain	New Sample ID	SGS P2O5 (wt%)
BL-25-121	62.45	64.65	2.20	3.49	Low	C1552019	Mountain	E6641678	3.96
BL-25-121	64.65	66.60	1.95	11.97	High	C1552020	Mountain	E6641679	12.00
BL-25-121	66.60	68.00	1.40	5.40	Average	C1552021	Mountain	E6641680	6.83
BL-25-146	189.15	191.65	2.50	11.19	High	C2294473	North2	E6641682	10.90
BL-25-146	191.65	194.00	2.35	6.13	Average	C2294474	North2	E6641683	5.94
BL-25-146	194.00	197.00	3.00	2.85	Low	C2294475	North2	E6641684	2.32
BL-25-199	28.00	30.00	2.00	4.99	Average	C1552993	South1	E6641685	5.33
BL-25-199	30.00	31.65	1.65	2.59	Low	C1552994	South1	E6641686	1.98
BL-25-199	31.65	33.20	1.55	10.44	High	C1552994	south1	E6641687	12.00
BL-26-243	86.00	87.00	1.00	10.40	High	C2493419	Central2	E6641688	9.78
BL-26-243	87.00	88.00	1.00	2.74	Low	C2493420	Central2	E6641689	2.57
BL-26-243	88.00	89.00	1.00	6.84	Average	C2493421	Central2	E6641690	6.70
BL-26-259	396.00	398.30	2.30	2.29	Low	C2482650	North1	E6641691	1.54
BL-26-259	398.30	401.00	2.70	6.00	Average	C2482651	North1	E6641692	6.50
BL-26-259	401.00	404.00	3.00	11.28	High	C2482652	North1	E6641693	10.50

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Figure 12.3      2024 Site Visit Results for P2O5

Source: P&E (2024)

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Figure 12.4       2024 Site Visit Results for TIO2

Source: P&E (2024)

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Figure 12.5       2024 Site Visit Results for FE2O3

Source: P&E (2024)

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Figure 12.6       2026 Site Visit Results for P2O5

Source: P&E (This Report)

12.3	ADEQUACY OF DATA

Verification of the Bégin-Lamarche Project data, used for the current Mineral Resource Estimate, was undertaken by the Author, and included two site visits, due diligence sampling, verification of drilling analytical data, and assessment of the available QA/QC data for the recent drilling data. The Author considers that there is a positive correlation between the P2O5 analyses values in First Phosphate’s database and the independent verification samples analysed at SGS. The Author considers that sufficient verification of the Project data has been undertaken and that the supplied data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing on samples of the Bégin-Lamarche mineralization has been extensive and comprehensive. Most of the technical work has been completed at the SGS Québec City facility with supporting analytical and mineralogical investigations completed at SGS Lakefield, Ontario. The Queen’s University Geology Department at Kingston, Ontario in cooperation with the Université du Québec à Chicoutimi provided detailed mineralogical analyses1 on several Bégin-Lamarche - representative drill core samples.

The Author had visited the SGS QC facility in 2022 to review metallurgical tests on the mineralogically similar Lac l’Orignal phosphate Mineral Resource. The Author had concluded that the SGS staff was well informed and knowledgeable in developing the metallurgical processes appropriate for the “industrial” minerals present in the Bégin-Lamarche phosphate Mineral Resource.

The following two-part sections are based on first, Section A - bench-scale concentration tests in 2024 by SGS Québec City and Section B - bench and pilot scale testing in 2025-2026.

13.1	2024 MINERALOGICAL AND BENCH-SCALE METALLURGICAL TESTING

13.1.1	Metallurgical Sample

Drill core representing the Bégin-Lamarche Mineral Resource was assembled by First Phosphate into an overall composite for metallurgical testing by combining drill core composites identified as M1, M2 and M3.

The drill core was crushed, blended to form a single composite and samples were cut out for analyses, mineralogy, comminution and metallurgical concentration testing.

SGS Lakefield completed TIMA2 mineralogical examinations on the composite Bégin-Lamarche sample provided to SGS by First Phosphate. The Bégin-Lamarche composite was assembled from ~300 kg each of:

•	Mountain Zone (M1) – grading ~10% P2O5.

•	Northern Zone (M3) – grading ~5.4% P2O5.

•	Southern Zone (M2) – grading ~7.5% P2O5.

This 2024 composite was analysed to contain 9.27% P2O5, higher than the expected grade by summing the fractions, ~7% P2O5, and higher than the current Measured and Indicated Mineral Resource grade of all the Zones - 6.05% P2O5.

1. July 24, 2024, Banerjee, S., Queen’s University; Dare, S., UQAC; Characterization of First Phosphate’s Bégin-Lamarche Phosphate Deposit (North and South zones), Lac-Saint-Jean Anorthosite (LSJA) Complex, Québec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries.

2. TIMA – Tescan Integrated Mineralogical Analyses.

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The 2024 Bégin-Lamarche composite sample analyses are summarized in Table 13.1.

Table 13.1 Bégin-Lamarche Composite Sample, SGS, July 2024
Major Components (%)			Minor Elements (ppm)		Notes
Compound	Bégin- Lamarche Composite	2026 Resources[3]	Element	Bégin- Lamarche Composite
P2O5	9.27	7.70, 6.05	Ag	<2
Fe2O3	31.7		As	<30
SiO[2]	23.9		Ba	111
TiO2	5.01		Be	0.47
CaO	13.6		Bi	<20
MgO	10.7		Cd	<2
MnO	0.33		Co	114
Na2O	0.71		Li	<10
K2O	0.16		Mo	<5
Cr2O3	<0.01		Ni	50
V2O5	0.06		Pb	<20
S	0.07		Sb	<10	Low S in BL
			Sn	<20
			Sr	320
			Tl	<30
			Y	97
			Zn	210
			Th	0.50
			U	<0.5
			F	6,300
			Cl	270	High Cl in BL
			Hg	<0.3
			REEs	510	Potentially significant REE

As indicated in the results of analyses of the Bégin-Lamarche metallurgical sample, deleterious elements of potential concern in phosphate products, specifically fertilizers, food and battery grade acid, can be assumed to be very low in the Bégin-Lamarche apatite Mineral Resource. The low sulphur content suggests the tailings material would not create an environmental risk for acid generation or for heavy metal leaching. The total rare earth element (“REE”) content can be assessed as moderately low, but since the REEs would be concentrated in the apatite mineralization, there could be of some potential REE economic value. However, rare earths typically associate with the gypsum-hemihydrate waste that is precipitated during phosphoric acid production and, as a result, the isolation and recovery of rare earths from the gypsum could be challenging.

3Measured Mineral Resource – Mountain Zone only, 6.2 Mt @ 7.70% P2O5; Measured and Indicated Resources in all Bégin-Lamarche Zones = 205 Mt @ 6.05% P2O5 (see Section 14 of this Report for details)

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13.1.2	Mineralogy

A TIMA-X mineralogical study was conducted by SGS on a representative sample of the ground composite. TIMA-X is an acronym for TESCAN Integrated Mineral Analyser. This technique provides an accurate representation of mineral identity, liberation and association, and elemental content of specific minerals.

13.1.3	Mineral Content and Distribution

Four size fractions were cut from the 2024 Bégin-Lamarche composite sample and the mineral content (% mass) was determined by SGS for each fraction as shown in Table 13.2.

Table 13.2 2024 Bégin-Lamarche Composite Sample Fraction Mineral Content
Mineral Phase	%
	Composite Content	+150 µm	150+75 µm	75+25 µm	-25 µm
	100	10.4	41.7	31.8	16.1
Apatite	22.3	14.1	22	24.9	23.3
Plagioclase	7.46	8.09	7.84	7.06	6.85
Orthoclase	0.08	0.06	0.07	0.09	0.11
Olivine	36.5	43.7	38.4	35.3	29.4
Amphibole/Pyroxene	4.76	3.28	3.68	5.32	7.42
Micas/Chlorite/Clays	3.27	2.76	2.61	2.88	6.08
Quartz	0.16
Calcite	0.37
Dolomite	0.28
Pyrite/pyrrhotite	0.28	0.17	0.23	0.23	0.52
Fe-Oxides[1]	13.1	12.0	14.3	11.7	9.63
Ilmenite	9.16	8.97	8.72	6.65	5.33
Spinel	1.28	1.08	1.29	1.32	1.31
Other Minerals[2]	0.12	0.06	0.33	0.48	1.90
Total %	100	100	100	100	100

Notes for Table 13.2:

1 TIMA tests were unable to distinguish hematite and magnetite.

2 Other minerals include sphalerite, titanite and miscellaneous oxides.

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The total mineral content and distribution by size of ground material suggest the following:

•	As a first process step, the iron oxides, principally magnetite, could be effectively removed/recovered by low intensity magnetic separation (“LIMS”);

•	The soft minerals – mica, chlorite and clays are concentrated in the finest size (-25 µm) by a factor of almost two. Combined with the evidence that apatite is not concentrated in the fine size suggests that the standard (“industrial minerals”) processing technique of scrubbing and desliming before thick reagent conditioning might be applicable;

•	Ilmenite may also be recovered by magnetic separation from the apatite flotation tails. Ilmenite is typically a paramagnetic mineral and could be susceptible to wet high intensity magnetic separation (“WHIMS”). Trace amounts of ilmenite could be removed from the apatite concentrate, but it may not be of suitable grade to add to ilmenite recovered from apatite flotation tailings;

•	Pyrite/pyrrhotite concentrations are indicated to be low in the Bégin-Lamarche Mineral Resource. As a result of the low sulphur content, the potential for acid generation can be expected to be low – also neutralizing carbonate concentration exceeds that of sulphides;

•	A significant mineral in the Bégin-Lamarche composite sample is olivine, instead of the feldspar measured in the previously studied Lac Orignal phosphate composite test sample. As discussed below, the olivine is one of the paramagnetic minerals that may complicate the production of high-grade magnetite and ilmenite concentrates by magnetic separation techniques; and

•	The iron content (31.7% Fe2O3 listed in Table 13.1 versus 13% Fe-oxides listed in Table 13.2) can be explained largely by the iron content of the olivine, which was measured by Queen’s University studies to be 35 to 43% FeO (38 to 48% Fe2O3).

The Queen’s mineralogical studies emphasized that the mineralogy of the Bégin-Lamarche Mineral Resource is variable by Zone and within each zone. However, an “average” description of the mineral content was assembled by Queen’s4 as shown in Table 13.3. The mineralogy of the Mountain Zone Mineral Resource appears to be, in general, distinct from the other Zones.

4Queen’s University, Université de Québec à Chicoutimi, July 2024, Characterization of First Phosphate’s Bégin-Lamarche Phosphate

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Table 13.3 “Average” Mineralization in BL Zones (Summarized from Queen’s Drill Core Information)
Zone	Olivine	Pyroxene	Plagioclase	Amphibole	Serpentine	Biotite	Chlorite	Apatite	Magnetite	Ilmenite	Spinel	Carbonate	Total
Northern	13.11	12.28	21.55	6.42	3.66	3.17	1.51	22.6	6.92	6.54	1.38	0.84	100
Southern	20.51	9.53	17.97	3.29	1.94	3.14	6.64	18.76	7.69	8.28	0.68	1.55	100
Mountain	15.83	18.18	0.02	0.44	0.07	0.14	0.98	51.06	7.14	4.32	1.26	0.56	100

Notes:

1.	Olivine is present in major amounts in all the mineralized zones, though the type of olivine may vary.
2.	Feldspar is significant in the Northern and Southern Zones, but it is absent from the Mountain Zone.
3.	Serpentine, mica and chlorite, minerals that can hinder flotation, are absent in the Mountain Zone.
4.	Ilmenite is present in minor amounts in the Mountain Zone.

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13.1.4	Apatite

Apatite is the principal mineral of interest and mineralogical analyses indicated a significant presence in all screen sizes of the sample. As listed in Table 13.2, 22.3% of the Bégin-Lamarche composite sample was identified as apatite.

The composite analysed 9.27% P2O5. Queen’s University analysed 115 specimens of apatite from BL drill core by EPMA5 and determined the P2O5 content in the apatite to be 41.4 to 41.8% (average 41.6%). There was excellent agreement between SGS and Queen’s on the apatite purity and content, for example, the SGS measurement:

9.27%/0.416 = 22.3% apatite in the composite sample.

Other ranges of contents of the 115 apatite crystals examined by Queen’s are summarized in Table 13.4.

Table 13.4 Bégin-Lamarche Apatite Crystal Elemental Content Queen’s University, 2024
Type	%
	P	P2O5	CaO	MnO	SiO2	F	Cl	Ti	Fe	ƩREE
Apatite Crystals	18.2	41.4 to 41.8	54.8 to 55.7	0.02 to 0.17	0.0 to 0.2	1.67 to 3.4	0.04 to 0.50	<0.02	0.12 to 0.57	0.16 to 0.26

Note: Ʃ = summation.

These preliminary results indicated that the apatite varies mildly in elemental content and impurities: an exception might be the identification of the apatite as either fluorapatite or chlorapatite.

13.1.5	Mineral Liberation and Exposure

TIMA assessments were completed by SGS on the liberation and exposure of apatite, iron oxides and ilmenite, as information related to the potential of producing marketable products of each.

The following examples for apatite criteria were used is this assessment. Similar criteria were applied to iron oxides and ilmenite:

•	Pure Apatite - 100% liberated and free.
•	Free Apatite - >95% apatite in a particle.
•	Liberated Apatite - >80 <95% apatite.

5EPMA – Electron-Probe Micro-Analyses

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The results for apatite in the ground (P90 150 µm) composite are summarized in Figure 13.16.

Figure 13.1         Apatite Association - 2024 BL Composite, Head

6SGS, September 2024, First Phosphate TIMA Data

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The results shown in Figure 13.1 indicate that in order to produce a high-grade concentrate at high recovery (90%), minor additional grinding of the +75 µm fraction should be considered.

Similar mineral exposure results for iron oxides are shown in Figure 13.2. The iron oxides would be removed before apatite beneficiation using LIMS. A rougher iron concentration would need to be subject to additional beneficiation steps, such as regrinding, additional LIMS and possibly froth flotation to remove the iron-rich olivine (fayalite – Fe2SiO4) and other impurities. Fortunately, the sample indicated that there was limited apatite-iron oxide association.

The mineral exposure results for Ti oxides, principally ilmenite, are summarized in Figure 13.3. Ilmenite was shown to be well liberated in the sample with 92% of the ilmenite crystals either totally free or liberated. Ilmenite concentration and cleaning processes could include WHIMS (wet high intensity magnetic separation), gravity and with limited potential froth flotation processes. Recoveries of a marketable ilmenite into a concentrate could range between 50 and 60%. Again, apatite (the principal mineral to be recovered upstream in a process) indicated limited association with ilmenite. The presence of other paramagnetic minerals, such as olivine, chlorite and serpentine, could add a challenge to producing a marketable quality ilmenite concentrate.

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Figure 13.2          Fe-Oxides Association - 2024 BL Composite, Head Sample

Mass (Fe-Oxides)
12.00
10.00
8.00
6.00
4.00
2.00
0.00

	Combined	+150 um	-150/+75 um	-75/+25 um	-25 um
Complex	0.99	0.18	0.57	0.20	0.03
Fe-Oxides: Carbonates	0.03	0.00	0.01	0.02	0.00
Fe-Oxides: Sulphides		0.00	0.00	0.00	0.00
Fe-Oxides: Amphibole: Pyroxene	0.01	0.00	0.00	0.01	0.00
Fe-Oxides: Feldspars: Quartz	0.01	0.00	0.00	0.00	0.00
Fe-Oxides: Olivine: Chlorite: Serpentine	0.21	0.02	0.10	0.06	0.03
Fe-Oxides: Ilmenite: Apatite	0.04	0.00	0.03	0.01	0.00
Fe-Oxides: Olivine	0.42	0.05	0.22	0.11	0.03
Fe-Oxides: Ilmenite: Spinel	0.14	0.02	0.10	0.02	0.00
Fe-Oxides: Spinel	0.07	0.00	0.02	0.03	0.01
Fe-Oxides: Ilmenite	0.23	0.02	0.09	0.09	0.03
Fe-Oxides: Apatite	0.12	0.01	0.07	0.03	0.01
Lib Fe-Oxides	3.66	0.64	1.95	0.91	0.16
Free Fe-Oxides	7.13	0.56	2.46	2.42	1.68

Source: P&E (This Report)

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Figure 13.3          Ilmenite Association - BL, Head Sample

Source: P&E (This Report)

13.1.6	Bench-Scale Mineral Processing Testwork

13.1.6.1	Comminution Tests

Simulation Modelling and Impact Comminution (“SMC”) tests were performed by JKTech at the University of Queensland, Australia, on M1, M2 and M3 drill core samples. SMC tests are used to measure rock strength and comminution indices. The results could be used to simulate crushing and grinding circuits. Also included in the derived results are the SAG Circuit Specific Energy (“SCSE”) values. The SCSE value is derived from simulations of a “standard” circuit comprising a SAG mill in closed circuit with a pebble crusher which is expected to be the design of a Bégin-Lamarche process plant. This allows “A*b” value to be described, which was determined to be 62.7 for the Bégin-Lamarche samples. This value indicated that the test material was considerably softer than the average value in JKTech database. Also, the SCSE was determined to be 8.75 kWh/t, ~85% of the database average.

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The Bond ball mill work index was determined by SGS to be 13.5 kWh/t, supporting a conclusion that the BL mineralized material could be designated as somewhat softer than average in the SGS database. The Abrasion Index was also measured by SGS and a value of 0.177 determined, which was interpreted has a moderately low ball mill liner wear at 0.0068 kg/kWh of energy input.

13.1.6.2	LIMS Magnetic Separation for Magnetite Separation

Following grinding to a P80 of ~150 µm, the ground material was subjected to LIMS to remove the iron oxides, mainly magnetite. The iron oxide mineral content (measured as Fe2O3) had been determined to 31.7% (Table 13.5). Approximately 40% of the Fe-oxide is held in the magnetite mineralization with the balance being contained mainly in olivine and ilmenite.

Greater than 95% of the free iron oxides, including magnetite, were removed in LIMS testing. Less than 4% of the P2O5 was taken with the magnetite concentrate. The grade of Fe3O4 in the concentrate was low at 62%, indicating that a significant amount of gangue mineralization was dragged into the concentrate. The iron and silica analyses suggested that olivine was the major contaminant.

Davis Tube magnetic separation testing was performed on a LIMS magnetic concentrate to upgrade the concentrate magnetite grade. Three samples were ground to P80 of 43, 63 and 75 µm. The Satmagan (Fe3O4) grade was increased to 85.1, 84.9 and 85.1%, respectively, but this is below a market induced 90% objective. Silica (SiO2) content was reduced from a feed grade of 8.30% to 2.25, 2.75 and 3.02%.

Subsequently, during the 2025 metallurgical test program, it was decided that further attempts to produce a marketable grade of magnetite would be put on hold.

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Table 13.5 LIMS Magnetic Separation, 2024 Bégin-Lamarche Composite
Composite Separated Parts	Wt	Fe2O3		Satmagan Fe3O4		TiO2		P2O5		SiO2	CaO	MgO	S
	%	%	Dist’n	%	Dist’n	%	Dist’n	%	Dist’n	%	%	%	%
Magnetic Conc	16.6	74.9	39.4	61.7	98.8	3.47	12.5	2.21	3.97	8.30	3.35	4.80	0.19
Non-Magnetics	83.4	22.9	60.6	0.15	1.2	4.84	87.5	10.8	96.1	27.0	15.5	12.1	0.05
Head (Calc)	100	31.5	100	10.4	100	4.74	100	9.37	100	23.9	13.5	10.9	0.04
Direct		31.7				5.01		9.27		23.9	13.6	10.7	0.07

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13.1.6.3	Phosphate (Apatite) Concentration

Seventeen batch flotation tests were performed. All tests were initiated with a thick, stage conditioning of “non-mags” LIMS tails with soda ash, starch and fatty acid. Initial flotation tests investigated rougher kinetics and the benefit of regrinding a rougher apatite concentrate.

The fifteenth flotation test, F15, included four cleaner stages with the addition of starch and sodium silicate in the cleaning stages. The rougher concentrate was reground to P80 110 µm. The promising results of F15 are summarized in Table 13.6.

One 6-stage locked cycle flotation test was completed. The test results, summarized in Table 13.7, confirmed the basis for the method for producing a high-grade (~40% P2O5) apatite concentrate at a modestly high recovery.

Attempts to produce a marketable ilmenite concentrate from apatite flotation tails using WHIMS and Wilfley Table (“WT”) gravity methods were unsuccessful. Ilmenite concentrations of 22.9 and 20.9% TiO2 were respectively achieved. Recoveries were poor at 9 and 29%, respectively. SiO2, probably due to olivine content, was a major contaminant in both concentrates.

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Table 13.6 Metallurgical Balance, Apatite Flotation Test (F15)
Product	Weight		%						% Distribution
	g	%	P2O5	Fe2O3	SiO2	TiO2	CaO	S	P2O5	Fe2O3	SiO2	TiO2	CaO	S
P2O5 4th Cln Con	350.5	14.9	40.1	1.48	4.49	0.84	53.3	0.02	64.6	0.7	0.5	0.6	59.1	5.4
P2O5 3rd Cln Con +3rd Scav Con	489.2	20.8	39.2	2.49	1.44	0.38	52.2	0.02	88.1	1.7	1.3	1.6	1.6	7.9
P2O5 Ro Tail	1259	53.4	0.20	30.0	36.3	6.92	1.98	0.08	1.2	51.6	82.2	74.5	7.9	78

Magnetic Conc	391.2	16.6	2.21	74.9	8.30	3.47	3.35	0.01	4.0	40.0	5.8	11.6	4.1	2.3
Head (calc.)	2,357	100.0	9.23	31.1	23.6	4.96	13.4	0.05	100.0	100.0	100.0	100.0	100.0	100.0
Head Analysis			9.27	31.7	23.9	5.01	13.6	0.07

Note: Cln Con = cleaner concentrate; Scav Con = scavenger concentrate; Ro Tail = rougher tail.

Table 13.7 Locked 6-Cycle Apatite Flotation Test
Combined Products	Weight		Analyses %						% Distribution
	g	%	P2O5	Fe2O3	SiO2	TiO2	CaO	S	P2O5	Fe2O3	SiO2	TiO2	CaO	S
P2O5 3rd Cln Con (A-F)	2,717.3	19.4	39.5	1.35	1.77	0.25	52.4	0.01	83.7	0.83	1.42	0.98	76.5	2.63
P2O5 1st Cln Scav Tail (A-F)	772.1	5.50	3.39	28.8	29.9	7.28	5.96	0.09	2.04	5.00	6.85	8.12	2.47	6.58
P2O5 Ro Tail (A-F)	8,003.2	57.0	0.32	31.1	36.2	6.79	2.15	0.07	2.00	56.0	85.8	78.5	9.2	54.1
P2O5 3rd Cln Tail F	237.8	1.69	35.5	4.24	4.77	1.07	47.2	0.02	6.58	0.23	0.34	0.37	6.03	0.46
P2O5 2nd Cln Scav Con F	96.6	0.69	24.2	11.5	12.8	3.34	33.8	0.04	1.82	0.25	0.37	0.47	1.75	0.37
P2O5 2nd Cln Scav Tail F	58.9	0.42	13.5	22.6	19.4	7.60	18.5	0.10	0.62	0.30	0.34	0.65	0.59	0.57
Magnetic Conc	2,147.0	15.3	1.95	77.4	7.63	3.52	2.98	0.17	3.3	37.4	4.9	10.9	3.4	35.3
Head (calc.)	14,032.9	100	9.14	31.7	24.0	4.94	13.3	0.07	100.0	100.0	100.0	100.0	100.0	100.0
Head Analysis			9.39	31.0	24.2	4.61	13.7	0.08

Note: Cln Con = cleaner concentrate; Scav Con = scavenger concentrate; Ro Tail = rougher tail.

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In reviewing the results of the chemical analyses of the 2024 Bégin-Lamarche composite, the mineralogical examinations and the results of the magnetic separation, the multiple batches and the single locked cycle flotation tests, the following can be concluded:

•	The Bégin-Lamarche anorthosite Mineral Resource is a good grade apatite Mineral Resource – the high-purity fluoro-apatite mineral very low levels of potentially hazardous components, such as arsenic, heavy metals and radioactivity;

•	The apatite mineral content has the potential to be concentrated as a high-grade product and at a modestly high recovery. The latest batch test results indicate the production of 40% P2O5 at recovery in the high 80% range was indicated as reasonably possible; and

•	Additional locked cycle tests with the addition of a magnetic separation stage on an apatite concentrate could have been expected to confirm high apatite grade and recovery. The magnetic separation could scavenge out residual iron silicate-rich minerals.

As indicated in mineralogical studies, the Bégin-Lamarche Mineral Resource has the potential for recovering two mineral by-products: saleable magnetite and ilmenite concentrates. This potential was not confirmed in either bench metallurgical testing or later in pilot scale tests, as discussed briefly in Section 13.4 below.

13.2	2025 BENCH SCALE AND 2026 PILOT SCALE METALLURGICAL TESTING

13.2.1	Pilot Scale Testwork

13.2.1.1	General Program

A pilot-scale beneficiation program was completed in 2025-2026 on a 6.6 t bulk sample from the Bégin-Lamarche Deposit, in order to validate the bench-scale developed flowsheet for producing a high-grade apatite concentrate suitable for phosphoric acid production.

The bulk sample was assembled from drill core and a previous unreported pilot plant bulk sample representing the following sources:

Mountain Zone - 1,680 kg of M4, M5 – grading ~14.5% P2O5,
Northern Zone - 1,840 kg of M6, M7 – grading ~7.1% P2O5,
Southern Zone - 960 kg of M8 – grading ~8.3% P2O5.

Also,

Bulk sample of Southern Zone – 2,100 kg – grading ~7.8% P2O57

The calculated tonnage and grade of the composite sample are 6.58 t @ 9.4%.

7 Info obtained from First Phosphate

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The measured grade of the composite bulk sample was 7.57% P2O5.

The Southern Zone bulk-sampled material represented 32% of the total mass of the pilot plant bulk sample. The material was excavated, crushed and added to the pilot plant feed to be able to produce an adequate amount of concentrate for marketing purposes.

A comparison of the mineral content of the 2024 BL composite sample, used for bench scale testing with the 2025-2026 BL composite feed for the >6 t pilot test is shown below in Table 13.8. Significant variations in mineral content are highlighted. It is apparent that the two composites can be considered to be dissimilar.

The absence of serpentine in the 2024 drill core-based sample, compared to the 9% serpentine presence in the 2025-2026 pilot sample may be considered significant. The source of this serpentine could have been the 2-t bulk sample that supplemented the available drill core. The presence of serpentine may have been the result of a natural process known as “serpentinization”. Serpentinization is a hydration and low temperature metamorphism of ferromagnesium minerals, such as olivine and orthopyroxene, and this phenomenon may have occurred over hundreds of years in the surface mineralization.

As a result of the serpentine issue, the Author recommends that the metallurgical performance realized in the 2024 bench-scale testing be emphasized in predicting apatite concentrate grade and recoveries for this current MRE.

Table 13.8 Mineralogy Comparisons: Bench and Pilot Composites
Mineral Name	2024 Composite Content	August 2025-2026 Pilot Plant	November 2025-2026 Pilot Plant
	Wt%
Apatite	22.3	17.3	18
Plagioclase	7.46	17.2	14.4
Orthoclase	0.08	0.50	0.40
Olivine	36.5	11.2	9.87
Serpentine		8.79	9.19
Amphibole/Pyroxene	4.76	11.1	11.4
Micas/Chlorite/Clays	3.27	7.5	5.8
Quartz	0.16	0.28	0.34
Calcite	0.37	0.48	0.47
Dolomite	0.28	0.18	0.17
Pyrite/pyrrhotite	0.28	0.28	0.27
Fe-Oxides[1]	13.1	13.5	15.3

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Table 13.8 Mineralogy Comparisons: Bench and Pilot Composites
Mineral Name	2024 Composite Content	August 2025-2026 Pilot Plant	November 2025-2026 Pilot Plant
Ilmenite	9.16	9.87	11
Spinel	1.28	1.53	1.65
Other minerals[2]	0.12	0.26	0.18
Total (%)	100	100	100
Notes for Table 13.8:
1 TIMA tests were unable to distinguish hematite and magnetite.
[2] Other minerals include sphalerite, titanite and miscellaneous oxides.

The pilot program was executed in two phases by SGS, with the processing completed primarily at the SGS Québec City (QC) facility:

•	Phase 1 - crushing, blending (at SGS Lakefield) and grinding (at QC) followed by LIMS (low-intensity magnetic separation) to remove iron minerals; and

•	Phase 2 - apatite froth flotation followed by WHIMS high-intensity magnetic separation of residual paramagnetic minerals from the apatite concentrate.

The pilot scale objectives were to:

•	Confirm the metallurgical performance of the laboratory bench-developed flowsheet in a continuous operations mode;

•	Generate an adequate amount of material for customer evaluation; and

•	Indicate the potential of recovery saleable mineral by-products – magnetite and ilmenite.

13.2.1.2	Pilot Plant Phase 1 – Bulk Sample Preparation. Grinding and Magnetic Separation

Phase 1 included the grinding of the bulk sample to a target P80 of 140 to 150 μm. The ground material was subject to a rougher LIMS stage, and the rougher concentrate was reground to 40 μm ahead of cleaner LIMS magnetic separation.

LIMS magnetic separation performance compared well with earlier bench-scale laboratory results. The rougher and cleaner LIMS stages collectively recovered ~86% of the magnetic iron minerals, whereas the combined LIMS tailings retained ~99% of the phosphate, confirming that magnetic separation did not materially impact apatite recovery.

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The 3rd cleaner LIMS concentrate did not reach the target of 90% Fe₂O₃ grade. Silica, aluminum and titanium also did not meet objectives. Given the decision that the production and sale of a magnetite concentrate would not be a priority, no more detailed discussion of the Phase 1 pilot plant performance will be presented in this document.

At this time, a Bégin-Lamarche process flowsheet will include a LIMS stage to remove magnetically susceptible iron minerals. A LIMS concentrate could be separately stored, stockpiled for future consideration.

13.2.1.3	Phase 2 – Apatite Flotation

The pilot plant flotation circuit successfully and consistently produced a high-grade apatite concentrate exceeding the 40% P₂O₅ target.

The absence of a suitable unit prevented the reagent conditioning of the flotation feed at 60 to 65% solids, instead 45% solids, was achieved using a flotation cell. A soda-ash influenced slurry scrubbing stage was inserted ahead of reagent conditioning, but a standard8 desliming stage was not applied. Bench tests had previously indicated no need for desliming; subsequent mineralogy examinations indicate the significant contamination of the apatite concentrate by fine-size, soft minerals such as serpentine and chlorite.

An increase in reagent preparation and flotation circuit temperatures, in this case to 30°C was observed to be beneficial. Even higher temperatures, as high as 50°C, are commonly used in this type of flotation system and could be evaluated in future tests.

The optimized operating pilot plant conditions produced a flotation concentrate grading ~40.0% P₂O₅, with a MER9 of 5.3%. An apatite recovery 90%, based on flotation feed, was achieved.

Pilot trials demonstrated that flotation performance was highly sensitive to process water temperature, collector dosage, and pH control. Warm water (~30°C) significantly improved rougher recovery, reducing P₂O₅ losses to rougher tailings. Optimal performance was achieved with saponified fatty acid collector at ~940 g/t and with pH maintained between 9.6 and 9.8.

The optimum pilot plant performance produced a flotation concentrate grading ~40.0% P₂O₅, with a MER of 5.3%. The fifth stage cleaner concentrate apatite recovery was 90% based on flotation feed, or ~88% based on overall process feed.

Approximately 550 kg of the fifth cleaner flotation concentrate was produced in the pilot testing.

8 Standard to fatty acid-based flotation processes

9 MER is Minor Element Ratio is, expressed in percentages, the sum of Al2O3 + Fe2O3 + MgO contents divided by the P2O5 concentration. An example of a potential client MER limit is 4.5.

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13.2.1.4	WHIMS (Longi) Concentrate Upgrading

High-intensity magnetic separation using the LONGI LGS-EX 500 unit successfully reduced MER to below the project target level of 4.5. Operating at 10,000 Gauss, the combined middlings + non-magnetic achieved a product of ~ 40.9% P₂O₅, with a MER of 3.6%. The apatite recovery was 93% based on Longi feed. Approximately 500 kg of final apatite concentrate was produced for downstream testing.

Mineralogical examination (TIMA) of the Longi feed and concentrate and tails indicated that the problem minerals (resulting WHIMS feed MER above target) were chlorite, talc, olivine and serpentine.

The application of WHIMS slightly increased the apatite concentrate grade to 40.6% P₂O₅, but reduced recovery to 80.4%. However, TIMA details showed that 66% of the apatite in the WHIMS concentrate was pure and free. Therefore, the potential to achieve mid-80s% recovery or better should be reasonably possible.

13.3	SUMMARY AND RECOMMENDED NEXT STEPS

The bench scale and pilot scale testing of the metallurgical performance of recovering a high-grade apatite concentrate has been exceptionally comprehensive and successful. Specifically, the mineralogical tests and studies have been extensive and very helpful in the SGS and university laboratories.

The 2024 bench-scale laboratory tests results are highly credible. Unfortunately, the bench and pilot scale tests in 2025-2026 may be somewhat less credible, due to the inclusion of one-third of the feed mass from an excavated surface portion of Southern Zone mineralization.

The continuation of bench-scale apatite flotation testing is recommended, in particular tests determining the variability of metallurgical performance representing the variability of the Mountain, Northern and Southern Zones Mineral Resources.

The initial bench-scale test focus should target the Mountain Zone Mineral Resource, because the current, conceptual mining plan identifies this Zone as the first to be mined. In addition, the Mountain Zone appears to contain a unique range of mineralization.

Should additional continuous operations testing be planned (e.g. pilot-scale), the following aspects could be considered for inclusion:

•	Simplified LIMS procedure to remove magnetically susceptible minerals;
•	Scrubbing and desliming in advance of flotation;
•	Double stage conditioning to reduce short-circuiting;
•	High density, high temperature saponified fatty acid conditioning;
•	Elevated flotation temperature; and
•	Column cells in final flotation cleaning stages.

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14.0	MINERAL RESOURCE ESTIMATE

14.1	INTRODUCTION

The purpose of this Technical Report section is to summarize Mineral Resource Estimate update for the Bégin-Lamarche Project in Québec of First Phosphate Corp. The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 (2014) and has been estimated in conformity with the generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practices” guidelines (2019). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Confidence in the estimate of Inferred Mineral Resource is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

This Mineral Resource Estimate was based on information and data supplied by First Phosphate Corp., and was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc. of Brampton, Ontario. The Mineral Resource Estimate was supervised, reviewed and accepted by Antoine Yassa, P.Geo., an independent Qualified Person in terms of NI 43-101. The effective date of this Mineral Resource Estimate is May 1, 2026.

14.2	PREVIOUS MINERAL RESOURCE ESTIMATE

A previous Mineral Resource Estimate prepared by P&E Mining Consultants Inc. for the Bégin Lamarche Deposit with an effective date of September 9, 2024, is presented in Table 14.1. This previous Mineral Resource Estimate is superseded by the Mineral Resource Estimate reported herein.

Table 14.1 PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE AT 2.5% P2O5 CUT-OFF (EFFECTIVE SEPTEMBER 9, 2024)
Classification	Tonnes	P2O5	Contained	Fe2O3	Contained	TiO2	Contained
	(M)	(%)	P2O5	(%)	Fe2O3	(%)	TiO2
			(Mt)		(Mt)		(Mt)
Indicated	41.5	6.49	2.7	10.69	4.4	3.31	1.4
Inferred	214.0	6.01	12.9	10.89	23.3	3.63	7.8

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14.3	DATABASE

All drilling and analytical data were provided in the form of Excel data files by First Phosphate Corp. The GEOVIA GEMS™ V6.8.4 database for this Mineral Resource Estimate, validated and compiled by the Authors, consisted of 394 drill holes totalling 70,205 m (re-drilled lengths of 9 extension drill holes were excluded), of which 172 holes totalling 41,673 m were completed in 2025 and 2026 after the 2024 Mineral Resource Estimate. The latest drill hole used for this Mineral Resource Estimate was BL-26-285. A total of 276 drill holes (68,345 m), including 167 drill holes completed in 2025 and 2026 intersected the mineralization wireframes generated for the Mineral Resource Estimate. A drill hole plan is shown in Appendix A.

The validated drill hole analytical database contained 20,682 analyses for P2O5, Fe2O3 and TiO2 and other compounds. The basic statistics of all raw analyses of the principal compounds are presented in Table 14.2.

Table 14.2 Basic Statistics of Analytical Database
Variable	P2O5	Fe2O3	TiO2	Sample
	(%)	(%)	(%)	Length
				(m)
Number of Samples	20,682	20,682	20,682	20,682
Minimum Value	0.01	0.71	0.03	0.20
Maximum Value	42.24	53.51	15.55	6.05
Mean	4.48	17.33	2.80	2.41
Median	2.67	15.73	2.50	2.85
Geometric Mean	1.81	13.53	1.78	2.28
Variance	21.86	116.71	4.66	0.49
Standard Deviation	4.68	10.80	2.16	0.70
Coefficient of Variation	1.04	0.62	0.77	0.29

Note: P2O5 - Phosphorus pentoxide, Fe2O3 – Iron (III) oxide, TiO2 – Titanium Dioxide.

All drill hole survey and analytical values are expressed in metric units. The coordinates are UTM system NAD 83, Zone 19N.

14.4	DATA VERIFICATION

Additional to verification procedures and protocols described in Sections 11 and 12 of this Technical Report. The Author validated the Mineral Resource database in GEMS™ by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value analytical results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields. A few errors were identified and corrected in the database. The Author is of the opinion that the supplied database is suitable for Mineral Resource estimation.

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14.5	DOMAIN INTERPRETATION

The Bégin-Lamarche Deposit domain boundaries were determined from lithology, structure, and grade boundary interpretation from visual inspection of drill hole cross-sections. A total of 16 domains from four zones which were divided by faults were constructed on 25 to 50 m spaced vertical cross-sections with computer screen digitized polylines on drill hole cross-sections in GEMS™ by the Author. The domain outlines were influenced by the selection of mineralized material above 2.5% P2O5 that demonstrated a lithological and structural zonal continuity along strike and down-dip. In some cases, mineralization <2.5% P2O5 was included for the purpose of maintaining zone continuity. On each cross-section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 100 m into untested territory. Minimum constrained width for interpretation was 2 m of drill core length.

Barren intrusive dykes were excluded from the Mountain Zone. The topographic surface was created using LiDAR results from the Québec government website (www.diffusion.mffp. gouv.qc.ca). The overburden surface was determined using average depth to bedrock with local adjustment using drill holes logs and outcrop locations. All mineralized domain wireframes were truncated to the overburden surface.

The resulting mineralized wireframes were utilized as constraining boundaries during Mineral Resource estimation for purposes of rock coding, statistical analysis and compositing limits. The 3-D domains are presented in Appendix B.

14.6	ROCK CODE DETERMINATION

A unique rock code was assigned to each mineralized domain in the Mineral Resource model as presented in Table 14.3.

Table 14.3 Rock Codes Used for the Mineral Resource Estimate
Zone	Domain	Rock Code	Wireframe Volume (m3)
Mountain	Montagne	100	4,262,216*
Northern	Nord1	110	15,508,309
	Nord2	120	18,384,101
	Nord3	130	6,084,876
	Nord4	140	921,647
Central	South1	210	6,907,321
	South2	220	6,195,117
	South3	230	7,787,960
	South4	240	5,322,502
	South5	250	2,224,894
	South6	260	4,615,675
	South7	270	1,626,705

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Table 14.3 Rock Codes Used for the Mineral Resource Estimate
Zone	Domain	Rock Code	Wireframe Volume (m3)
	South8	280	2,526,598
Southern	Ssud1	310	15,590,403
	Ssud2	320	10,367,733
	Ssud3	330	1,547,556

Note: * Intrusive dykes excluded.

14.7	WIREFRAME CONSTRAINED ANALYSES

Wireframe constrained analyses were back coded in the database with rock codes that were derived from intersections of the mineralized domains and drill holes. The basic statistics of the wireframe constrained analyses are presented in Table 14.4.

Table 14.4 Summary of Mineralized Wireframe Constrained Analyses
Variable	P2O5	Fe2O3	TiO2	Sample
	(%)	(%)	(%)	Length
				(m)
Number of Samples	14,077	14,077	14,077	14,077
Minimum Value	0.01	0.91	0.04	0.20
Maximum Value	42.24	51.75	12.13	3.50
Mean	5.95	20.62	3.38	2.37
Median	5.15	20.84	3.44	2.70
Geometric Mean	3.29	17.05	2.39	2.23
Variance	22.64	111.81	4.52	0.51
Standard Deviation	4.76	10.57	2.13	0.71
Coefficient of Variation	0.80	0.51	0.63	0.30

Note: P2O5-Phosphorus pentoxide, Fe2O3 – Iron (III) oxide, TiO2 – Titanium Dioxide.

14.8	COMPOSITING

In order to regularize the analytical sampling intervals for grade interpolation, a 3.0 m compositing length was selected for drill hole intervals within the above-described Mineral Resource wireframe domains. The composites were calculated for P2O5, Fe2O3 and TiO2 over 3.0 m lengths starting at the first point of intersection between the analytical data drill hole and the hanging wall of the 3-D zonal constraint. The compositing process was halted on exit from the footwall of the constraint. Unsampled intervals, which account for ~10% of the total constrained interval length, were assigned a background value of 0.001%. If the last composite interval was less than 1.50 m, the composite length was adjusted to make all composite intervals of the domain intercept equal.

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The resulting composite length ranged from 2.35 to 4.35 m. This process would not introduce any short sample bias in the grade interpolation process. The constrained composite data were extracted to a point file for a grade capping analysis. The composite statistics are summarized in Table 14.5.

14.9	GRADE CAPPING

Grade capping was investigated on the 3.0 m composite values in the database within the constraining domain to ensure that the possible influence of erratic high-grade analytical values did not bias the database. Log-normal histograms and log-probability plots were generated for each mineralized domain and the selected resulting graphs are exhibited in Appendix C. The capped composite statistics are summarized in Table 14.5. The grade capping values are detailed in Table 14.6. The capped composites were utilized to develop variograms and for block model grade interpolation.

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Table 14.5 Composite Summary
Variable	P2O5 Com (%)	P2O5 Cap (%)	Fe2O3 Com (%)	Fe2O3 Cap (%)	TiO2 Com (%)	TiO2 Cap (%)	Length (m)
Number of Samples	11,691	11,691	11,691	11,691	11,691	11,691	11,691
Minimum Value	0.001	0.001	0.001	0.001	0.001	0.001	2.35
Maximum Value	28.10	23.00	46.31	43.44	9.81	9.81	4.35
Mean	5.58	5.57	19.67	19.66	3.21	3.21	3.00
Median	5.00	5.00	20.13	20.13	3.29	3.29	3.00
Geometric Mean	2.68	2.68	11.84	11.84	1.87	1.87	3.00
Variance	17.31	17.19	103.91	103.83	3.78	3.78	0.00
Standard Deviation	4.16	4.15	10.19	10.19	1.94	1.94	0.07
Coefficient of Variation	0.75	0.74	0.52	0.52	0.61	0.61	0.02

Note: Com = composite; Cap = capped composite.

Table 14.6 Grade Capping Values
Compound	Domain	Total No. of Composites	Capping Value (P2O5%)	No. of Capped Composites	Mean of Composites (P2O5%)	Mean of Capped Composites (P2O5%)	CoV of Composites	CoV of Capped Composites	Capping Percentile (%)
P2O5	Montagne	1,900	23	3	7.27	7.27	0.74	0.74	99.8
	Nord1	1,311	18	3	6.33	6.32	0.71	0.70	99.8
	Nord2	2,258	No cap	0	5.11	5.11	0.79	0.79	100.0
	Nord3	373	19	3	6.97	6.93	0.80	0.79	99.2
	Nord4	42	No cap	0	4.87	4.87	0.99	0.99	100.0
	South1	829	No cap	0	4.75	4.75	0.62	0.62	100.0

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Table 14.6 Grade Capping Values
Compound	Domain	Total No. of Composites	Capping Value (P2O5%)	No. of Capped Composites	Mean of Composites (P2O5%)	Mean of Capped Composites (P2O5%)	CoV of Composites	CoV of Capped Composites	Capping Percentile (%)
	South2	655	No cap	0	4.09	4.09	0.66	0.66	100.0
	South3	848	No cap	0	5.16	5.16	0.71	0.71	100.0
	South4	552	No cap	0	5.04	5.04	0.77	0.77	100.0
	South5	177	No cap	0	6.06	6.06	0.71	0.71	100.0
	South6	436	No cap	0	4.57	4.57	0.62	0.62	100.0
	South7	88	No cap	0	5.98	5.98	0.74	0.74	100.0
	South8	222	No cap	0	6.64	6.64	0.51	0.51	100.0
	Ssud1	1,351	No cap	0	4.89	4.89	0.48	0.48	100.0
	Ssud2	552	No cap	0	5.03	5.03	0.76	0.76	100.0
	Ssud3	97	No cap	0	5.43	5.43	0.65	0.65	100.0
Fe2O3	Montagne	1,900	41	1	18.55	18.55	0.64	0.64	99.9
	Nord1	1,311	No cap	0	19.95	19.95	0.54	0.54	100.0
	Nord2	2,258	No cap	0	19.40	19.40	0.56	0.56	100.0
	Nord3	373	39	1	19.44	19.43	0.65	0.65	99.7
	Nord4	42	No cap	0	16.58	16.58	0.82	0.82	100.0
	South1	829	No cap	0	19.96	19.96	0.41	0.41	100.0
	South2	655	No cap	0	19.21	19.21	0.48	0.48	100.0
	South3	848	41	2	19.49	19.48	0.47	0.46	99.8
	South4	552	No cap	0	17.73	17.73	0.55	0.55	100.0
	South5	177	No cap	0	21.04	21.04	0.48	0.48	100.0
	South6	436	No cap	0	21.82	21.82	0.41	0.41	100.0
	South7	88	No cap	0	20.96	20.96	0.57	0.57	100.0
	South8	222	No cap	0	23.6	23.6	0.31	0.31	100.0

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Table 14.6 Grade Capping Values
Compound	Domain	Total No. of Composites	Capping Value (P2O5%)	No. of Capped Composites	Mean of Composites (P2O5%)	Mean of Capped Composites (P2O5%)	CoV of Composites	CoV of Capped Composites	Capping Percentile (%)
	Ssud1	1,351	No cap	0	21.13	21.13	0.34	0.34	100.0
	Ssud2	552	38	1	19.08	19.07	0.53	0.53	99.8
	Ssud3	97	No cap	0	19.28	19.28	0.51	0.51	100.0
TiO2	Montagne	1,900	No cap	0	2.96	2.96	0.79	0.79	100.0
	Nord1	1,311	No cap	0	2.85	2.85	0.64	0.64	100.0
	Nord2	2,258	No cap	0	3.01	3.01	0.64	0.64	100.0
	Nord3	373	No cap	0	3.51	3.51	0.70	0.70	100.0
	Nord4	42	No cap	0	2.78	2.78	0.89	0.89	100.0
	South1	829	No cap	0	3.41	3.41	0.49	0.49	100.0
	South2	655	No cap	0	3.27	3.27	0.53	0.53	100.0
	South3	848	No cap	0	3.33	3.33	0.54	0.54	100.0
	South4	552	No cap	0	3.16	3.16	0.65	0.65	100.0
	South5	177	No cap	0	3.73	3.73	0.54	0.54	100.0
	South6	436	No cap	0	3.5	3.5	0.46	0.46	100.0
	South7	88	No cap	0	3.69	3.69	0.63	0.63	100.0
	South8	222	No cap	0	3.86	3.86	0.44	0.44	100.0
	Ssud1	1,351	No cap	0	3.63	3.63	0.39	0.39	100.0
	Ssud2	552	No cap	0	3.31	3.31	0.64	0.64	100.0
	Ssud3	97	No cap	0	3.46	3.46	0.57	0.57	100.0

Note: CoV = Coefficient of Variation.

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14.10	VARIOGRAPHY

A variography analysis was attempted as a guide to determining a grade interpolation search strategy. Directional variograms were developed using the P2O5 composites for each domain whereas sufficient data available. Selected variograms are attached in Appendix D.

Continuity ellipses based on the observed variogram ranges were subsequently generated and utilized as the basis for grade estimation search ellipse ranges, distance weighting calculations and Mineral Resource classification criteria.

14.11	BULK DENSITY

The database consists of 1,229 bulk density measurements from 2024 to 2026 drill holes, of which 642 bulk densities were constrained within the Mineral Resource wireframes. The outliers were analysed for each zone as shown in Table 14.7. These bulk densities were interpolated for the creation of the bulk density block model.

Table 14.7 Constrained Bulk Density
Zone	No. of Analyses	Minimum (t/m3)	Maximum (t/m3)	Mean (t/m3)	Capping value (t/m3)	No. Capped	Capped Mean (t/m3)
Mountain	89	2.38	4.90	3.06	3.9	1	3.05
North	210	2.27	4.52	3.20	4.0	2	3.19
Centre	275	2.59	4.56	3.30	4.1	2	3.30
South	68	2.40	4.18	3.18	3.8	1	3.18

14.12	BLOCK MODELLING

The Bégin-Lamarche block model was constructed using GEOVIA GEMS™ V6.8.4 modelling software. The block model origin and block size are presented in Table 14.8. The block model consists of separate model attributes for estimated P2O5, Fe2O3 and TiO2 grade, rock type (mineralization domain), volume percent, bulk density, and classification.

Table 14.8 Block Model Definition
Direction	Origin	No. of Blocks	Block Size (m)
X	324,575	330	5
Y	5,401,970	330	10
Z	350	110	5
Rotation	-35° (Clockwise)

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All blocks in the rock type block model were initialled with a waste rock code of 99, corresponding to the surrounding country rocks. The mineralized domains were used to code all blocks within the rock type block model that contain ≥0.01% volume within the domains. These blocks were assigned the rock type codes presented in Table 14.3 (see above). The overburden and topographic surfaces were subsequently utilized to assign rock codes 98 and 0, corresponding overburden and air respectively, to all blocks ≥50% above the surfaces.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining wireframe domain. As a result, the domain boundary was properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum percentage of mineralized blocks was set to 0.01%.

The P2O5, Fe2O3 and TiO2 grade blocks were interpolated with Inverse Distance Squared (“ID2”) method. Nearest Neighbour (“NN”) was utilized for validation. Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability. Search ranges and directions were based on the performance of P2O5 variograms. Grade blocks were interpolated using the parameters in Table 14.9.

Table 14.9 Block Model Interpolation Parameters
Pass	Major Range (m)	Semi-major Range (m)	Minor Range (m)	Max No. of Samples per Hole	Min No. of Samples	Max No. of Samples
I	35	25	20	2	5	12
II	55	40	30	2	3	12
III	160	120	90	2	1	8

Selected cross-sections and plans of the P2O5 grade blocks are presented in Appendix E.

Bulk density was interpolated into most mineralized blocks using the Pass III parameters. A small number of mineralized blocks were estimated using an enlarged search ellipse where the bulk density data were limited.

14.13	MINERAL RESOURCE CLASSIFICATION

It is the Author’s opinion that the drilling, analyses and exploration work on the Bégin-Lamarche Project support this Mineral Resource Estimate and are sufficient to indicate a reasonable potential for eventual economic extraction, and thus it is qualified as a Mineral Resource under the CIM definition standards. The Mineral Resource is classified as Measured, Indicated and Inferred for the Mountain Zone, while all other zones were classified as Indicated and Inferred based on the geological interpretation, variogram performance and drill hole spacing.

The Measured Mineral Resource was classified for the blocks of Mountain Zone by interpolation with Pass I, which used at least five composites from a minimum of three drill holes; the Indicated Mineral Resource was classified for the blocks estimated with Pass II, which used at least three composites from a minimum of two drill holes; and the Inferred Mineral Resource was classified for all remaining grade populated blocks within the mineralized domains. The classifications were adjusted by creating classification solids to reasonably reflect the distribution of each classification. Selected classification block cross-sections and plans are attached in Appendix F.

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14.14	P2O5 CUT-OFF CALCULATION

The Bégin Lamarche Mineral Resource Estimate was determined with a pit optimization to ensure a reasonable assumption of potential economic extraction could be made. An optimized pit shell is presented in Appendix G. The open pit Mineral Resource was derived from applying P2O5% cut-off values to the block model within the pit shell and reporting the resulting tonnes and grades for potentially mineable areas. The following parameters were used to calculate the cut-off value that determines the open pit mining potentially economic portions of the constrained mineralization.

USD:CAD Exchange Rate	0.72
P2O5 Price (32%)	US$225/t (approx. five-year trailing average)
P2O5 Price (40%)	US$280/t
P2O5 Process Recovery	88%
Processing & Conc Transport Cost	CAD$20/t
G&A	CAD$1.50/t
Mining Cost	CAD$2.75/t (mineralized material and waste)
Pit Slope	45[0]

The P2O5 cut-off of potential open pit mining is calculated to be 2.5%.

14.15	MINERAL RESOURCE ESTIMATE

The Qualified Person consider that the mineralization of the Bégin Lamarche Project is potentially amenable to open pit economic extraction. The resulting pit-constrained Mineral Resource Estimate at the effective date of this Technical Report is tabulated in Table 14.10.

TABLE 14.10 PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE (1-4) AT 2.5% P2O5 CUT-OFF
Classification	Tonnes (M)	P2O5 (%)	Contained P2O5 (Mt)
Measured	6.2	7.7	0.47
Indicated	198.5	6.0	11.91
Measured & Indicated	204.7	6.05	12.38
Inferred	89.5	6.16	5.5

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Notes for Table 14.10:

1.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3.	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4.	The Mineral Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The optimized pit-constrained Mineral Resource Estimate is sensitive to the selection of a reporting P2O5 cut-off value as demonstrated in Table 14.11.

TABLE 14.11 PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE SENSITIVITY TO P2O5 CUT-OFF
Classification	Cut-off (P2O5)	Tonnes (M)	P2O5 (%)	Contained P2O5 (Mt)
Measured	5	4.9	8.67	0.4
	4.5	5.2	8.43	0.4
	4	5.5	8.22	0.5
	3.5	5.8	8.02	0.5
	3	6.0	7.84	0.5
	2.5	6.2	7.70	0.5
	2	6.3	7.57	0.5
Indicated	5	119	7.41	8.8
	4.5	138	7.05	9.7
	4	156.8	6.71	10.5
	3.5	172.9	6.44	11.1
	3	186.7	6.20	11.6
	2.5	198.5	6.00	11.9
	2	207.6	5.83	12.1
Inferred	5	55.5	7.49	4.2
	4.5	65.0	7.09	4.6
	4	73.6	6.75	5.0
	3.5	80.9	6.49	5.2
	3	86.0	6.29	5.4
	2.5	89.5	6.16	5.5
	2	92	6.05	5.6

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14.16	CONFIRMATION OF ESTIMATE

The block model was validated using a number of industry standard methods, including visual and statistical methods, as follows:

●	Visual examination of composites and block grades on successive plans and sections were performed on-screen, in order to confirm that the block model correctly reflect the distribution of composite grades. The review of estimation parameters included:

○	Number of composites used for grade estimation;

○	Number of drill holes used for grade estimation;

○	Number of passes used for grade estimation;

○	Mean value of the composites used;

○	Mean distance to sample used;

○	Actual distance to closest point; and

○	Grade of true closest point.

●	A comparison of mean grades of composites with the block model on a global basis is presented in Table 14.12.

Table 14.12 Average Grade of Composite Comparison with Block Model
Data Type	P2O5 (%)
Composites	5.58
Capped Composites	5.57
Block Model ID2	5.60
Block Model NN	5.64

Notes:	ID2= block model grades were interpolated with Inverse Distance Squared, NN= block model grades were interpolated using Nearest Neighbour.

The comparisons above show the average grades of block models almost equal to that of capped composites used for the grade estimations.

●	A comparison of the P2O5 grade-tonnage curve of the block model interpolated with Inverse Distance Squared (“ID2”) and Nearest Neighbour (“NN”) on a global basis are presented in Figure 14.1.

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FIGURE 14.1	P2O5 GRADE-TONNE CURVE FOR ID2 VERSUS NN INTERPOLATION

Source: P&E (This Report)

●	P2O5 local trends were evaluated by comparing the ID2 and NN estimate against the composites. As shown in Figures 14.2 to 14.4, P2O5 grade interpolations with ID2 and NN agreed reasonably well.

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FIGURE 14.2	P2O5 GRADE SWATH PLOT EASTING

Source: P&E (This Report)

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FIGURE 14.3	P2O5 GRADE SWATH PLOT NORTHING

Source: P&E (This Report)

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FIGURE 14.4	P2O5 GRADE SWATH PLOT ELEVATION

Source: P&E (This Report)

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15.0	MINERAL RESERVE ESTIMATES

This section is not applicable to this Report.

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16.0	MINING METHODS

This section is not applicable to this Report.

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17.0	RECOVERY METHODS

This section is not applicable to this Report.

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18.0	PROJECT INFRASTRUCTURE

This section is not applicable to this Report.

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19.0	MARKET STUDIES AND CONTRACTS

This section is not applicable to this Report.

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20.0	ENVIRONMENTAL STUDIES, PERMITS, AND SOCIAL OR COMMUNITY IMPACTS

This section is not applicable to this Report.

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21.0	CAPITAL AND OPERATING COSTS

This section is not applicable to this Report.

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22.0	ECONOMIC ANALYSIS

This section is not applicable to this Report.

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23.0	ADJACENT PROPERTIES

The Niobec Mine, located in Saint-Honoré, Québec, ~30 km southeast of the Bégin-Lamarche Deposit, is the only operating mine in the area (Figure 23.1). The mine is one of the world’s few and leading producers of niobium, a critical element used mainly in making high-strength, low-alloy steels. The mine is owned and operated by Magris Resources, a private Brazilian company. The most recent publicly available Mineral Reserve Estimate, provided in 2014 when the mine was sold to Magris Resources by Iamgold, suggested Proven and Probable Mineral Reserves of ~418 Mt of ore grading ~0.42% niobium pentoxide (Nb₂O₅). In addition to Mineral Reserves, the mine also has significant Measured, Indicated, and Inferred Mineral Resources. The mine has been in operation since 1976 and is expected to continue producing for several more decades.

The Bérubé Property is located a few km west of the Bégin-Lamarche Deposit (Figure 23.1). The owner of the claims explores for peat moss and is associated with Tourbières Lambert, which has a peat moss packing facility just west of the Bégin-Lamarche Property.

The Cormier Property, enclosed by the southern part of the Bégin-Lamarche Property (Figure 23.1), was drilled in 2011 and 2012 for phosphate and titanomagnetite. Nineteen drill holes were completed totalling 3,149 m on the known phosphate mineralization. Three mineralized zones were discovered on that property; the Centre, West and East Zones (GM 67674). The Centre Zone has been intersected for 390 m of strike oriented at N165° to N180° dipping 50° to 85° west. The average phosphate content of the Center Zone is 9.16% P2O5. The apparent thickness of the Centre Zone is between 15 to 45 m. The West Zone is located <50 m west of the Centre Zone, parallels the Central Zone and dips 45° to 55° west. The average phosphate content of the West Zone is 8.91% P2O5. The East Zone has an average thickness of 9.54 m and contains 9.17% P2O5.

Silice Charlevoix owns a property located north of the Niobec Mine (Figure 23.1). No work has been carried out on that property. There are a several small properties in and around the Bégin-Lamarche Property held by individual prospectors or businessmen with little or no reported exploration work.

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Figure 23.1	Adjacent Properties Map

310000
320000
330000
340000
5420000
5410000
5400000
5390000
5380000
Legend
Bégin-Lamarche Property Boundary
Other Claims
A. Lacroix & Fils Granit Ltée
Bertrand Brassard
Charles Boivin
Fayz Yacoub
Gagnon Frédéric
Graviers Donckin Simard inc.
Jean Robert
Louis-Georges Bérubé
Michael Dehn
Naughty Ventures Corp
Niobec inc.
Polycor inc.
Premier Horticulture ltée
Roch Cormier
STIRLING HYDROGEN INC
Zec du
Lac-de-
la-Boiteuse
Lac Tchitogama
STIRLING HYDROGEN INC
Graviers Donckin Simard inc.
Louis-Georges Bérubé
Charles Boivin
Bégin-Lamarche Porperty
Naughty Ventures Corp
Bertrand Brassard
A. Lacroix & Fils Granit Ltée
Premier Horticulture ltée
172
Jean Robert
Gagnon Frédéric
Polycor inc.
Fayz Yacoub
A. Lacroix & Fils Granit Ltée
Roch Cormier
0
2.5
5 km
172
Premier Horticulture ltée
Niobec inc.
Michael Dehn

Note: The Bégin-Lamarche Property boundaries shown are as they were in 2024.

The information in this section has not been verified by the Author and it is not necessarily indicative of the mineralization on the Bégin-Lamarche Property, which is the subject of this Technical Report.

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24.0	OTHER RELEVANT DATA AND INFORMATION

Other relevant data and information pertinent to this Report is the 2024 Preliminary Economic Assessment (“PEA”) of P&E (2024). This topic is covered below.

The following information in Section 24 is a direct extract of the Summary Section from the Preliminary Economic Assessment (“PEA”) of P&E (2025) and the Technical Report filed on SEDAR. The reader is cautioned that portions of the 2025 PEA are not current, particularly the Mineral Resource Estimate, the size of the Property, and the recommended work program for the Bégin-Lamarche Project.

24.1	SUMMARY

“This National Instrument (“NI”) 43-101 Technical Report was prepared by P&E Mining Consultants Inc. (“P&E”) for First Phosphate Corporation (“First Phosphate” or the “Company”) to provide a Preliminary Economic Assessment (“PEA” or the “Report”) of the Bégin-Lamarche Phosphate Property (“the Property” or “Project”), Saguenay – Lac-Saint-Jean Region, northern Québec. The Bégin-Lamarche (“BL”) Property is 100% owned by First Phosphate.

Input to this PEA was also provided by BBA Inc. This Technical Report has an effective date of December 4, 2024.

First Phosphate is a public company registered in British Columbia and listed on the Canadian Securities Exchange, where it trades under the symbol PHOS. The Company’s head office is located in the City of Vancouver, British Columbia.

P&E completed an Initial Mineral Resource Estimate on the Bégin-Lamarche Phosphate Property for First Phosphate with an effective date of September 9, 2024, which forms the basis for this PEA. The Company’s exploration program evaluated the potential for near surface phosphate, magnetite and ilmenite mineralization.”

24.2	PROPERTY DESCRIPTION AND LOCATION

“The Bégin-Lamarche Property is located ~270 km north of Québec City, Québec and ~75 km northwest of the City of Saguenay, Québec (Figure 24.1). The Property consists of 688 contiguous CDC claims with a total area of 38,610 ha. First Phosphate fully owns the 688 claims. All the Property claims are registered with the Ministry of Natural Resources and Forests (“MRNF”). All the claims are in good standing as of the effective date of this Report.”

24.3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

“The Bégin-Lamarche Property is accessible via ~50 km driving-distance on highways 170 and 172 west and northwest of the City of Saguenay. These highways connect by secondary and tertiary roads to the Property. The Bégin-Lamarche Project, which includes the area of the current Mineral Resource, is located within the limits of the Municipality of Bégin and ~9 km north of the Town of Bégin and adjacent to the Town of Lamarche.

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The Saguenay Region has a humid continental-type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C) with very cold winters (average −21.1°C in January) and relatively cool summers (24.1°C on average in July).”

Figure 24.1	Location Map of Bégin-Lamarche Property, Québec

Source: https://www.canadamaps.com/map-of-quebec-with-cities-and-towns/ (September 2024)

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The Saguenay - Lac Saint-Jean Region has a population of 280,000 inhabitants (Census Canada, 2021) and extensive industrial, agricultural, forestry and tourist industries. The region also has a significant hydro-electric system (owned by Rio Tinto) to produce electricity for the aluminum production and transformation industries. The University of Québec at Chicoutimi in the City of Saguenay houses a well-known geological department. The nearby mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine in the area is the Niobec Niobium Mine operated by Magris Resources.

The City of Saguenay is the sixth largest city in Québec, with an airport, a skilled industrial workforce, and established local infrastructure. Deep-water all-season port facilities at the Port of Saguenay, 30 road-km distant, are linked by the Saguenay River to the St. Lawrence River at the Town of Tadoussac and, ultimately, the Atlantic Ocean. The Company has signed a Memorandum of Understanding with the Port of Saguenay to secure access and development space at the port facilities. Furthermore, the port of Bécancour on the Saint Lawrence River is located 260 km south-southeast of the City of Saguenay and is accessible by Highway Road 172 west to Highway 169, and then south along Highway 155 to the City of Trois-Riviè res. There are regularly scheduled flights to Saguenay from the City of Montréal.

The topography of the Property consists of rolling hills containing numerous outcrops and small valleys covered with a thick layer of overburden. Vegetation is a mixed forest of deciduous and coniferous trees with a few lakes.”

24.4	HISTORY

“Historically, exploration work in the Bégin-Lamarche region focused mainly on industrial minerals and dimensional stone. In the 1970s, the region was mapped by Provincial Government teams, with a focus on a large anorthosite complex. In 1986 and 1996, lake sediment samples and stream sediment samples returned anomalous values in nickel, copper and cobalt.

From the mid-1990s to 2022, Virginia Gold Mines, Secova Metals and local prospectors completed geophysical, lithogeochemical, and geological surveys designed to detect mainly the presence of massive magmatic sulphide mineralization associated with anorthosite. Disseminated Ni-Cu-Co sulphide mineralized showings and phosphate mineralized occurrences were found.

First Phosphate interest in the Bégin-Lamarche area stemmed from the presence of a 7 km long, southwesterly trending airborne anomaly and two historical grab samples taken by prospectors that returned results of 10.5% and 12.0% P2O5 (phosphorus pentoxide) in a cumulate rock type with >90% oxide (magnetite and ilmenite) and apatite. In 2022, First Phosphate purchased the northern part of the Bégin Property from the local prospectors, expanded it through staking and additional acquisition deals, and commenced exploration for magmatic phosphate mineralization.”

24.5	GEOLOGICAL SETTING, MINERALIZATION, DEPOSIT TYPE

“The Bégin-Lamarche Phosphate Deposit is hosted in an oxide-apatite gabbro intrusion within the large Proterozoic age Lac-Saint-Jean-Anorthosite (“LSJA”) Suite in the Grenville Province, Québec. The LSJA is the largest phosphate mineralized anorthosite complex worldwide.

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The Deposit extends for 2,500 m along strike, dips steeply, and is internally offset along cross-cutting faults into three mineralized zones: 1) the Southern Zone; 2) the Northern Zone; and 3) the Mountain Zone. The Southern Zone is the largest, consisting of four phosphate layers up to 200 m thick, and extends for 1,700 m along strike. The Northern Zone consists of two phosphate layers ranging from 100 to 200 m in thickness and extends for 600 m along strike. The Mountain Zone is a single phosphate-bearing somewhat elongated mass up to 200 m in diameter and 250 m in length. Drilling at the Mountain Zone intersected massive apatite (phosphate-bearing mineral) layers up to 2 m thick.

Bégin-Lamarche is an anorthosite massif-hosted phosphate (apatite) mineral deposit.”

24.6	EXPLORATION AND DRILLING

“In 2023 and 2024, First Phosphate has carried out geological reconnaissance and sampling programs, an airborne magnetic survey, a petrographic study, bulk sampling for metallurgical testing, and diamond drilling programs. In 2023, 21 drill holes were completed for a total of 4,461 m of NQ drill core. Between January and April 2024, 99 drill holes were completed for a total of 25,929 m. In total, First Phosphate has completed 120 drill holes for 30,390 m on the Property.”

24.7	SAMPLE ANALYSES AND DATA VERIFICATION

“It is the Authors’ opinion that sample preparation, security and analytical procedures for the Bégin-Lamarche Project 2023 to 2024 drill program were adequate, and that the data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and 5 to 10% umpire samples of all future drill core samples at a reputable secondary laboratory.

Verification of the Bégin-Lamarche Project data, used for the current Mineral Resource Estimate, was undertaken by the Authors, and included a site visit, due diligence sampling, verification of drilling assay data, and assessment of the available QA/QC data for the recent drilling data. The Authors consider that there is satisfactory correlation between the P2O5, TiO2 and Fe2O3 assay values in First Phosphate’s database and the independent verification samples collected by the Authors and analyzed at SGS. The Authors consider that sufficient verification of the Project data has been undertaken and that the supplied data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate.”

24.8	MINERAL PROCESSING AND METALLURGICAL TESTING

“Metallurgical testwork has been carried out by SGS at their Québec City facility with additional support by SGS Lakefield, Ontario. Recent test results have confirmed that an apatite concentrate can be produced assaying 40% P2O5 and at over 90% recovery. Additional metallurgical test results indicate that the Bégin-Lamarche Deposit may have the potential to produce two other, possibly marketable concentrates: 1) an iron oxide (magnetite) concentrate; and 2) a titanium dioxide (ilmenite) concentrate. Further metallurgical testing is required.

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The Queen’s University Geology Department at Kingston, Ontario in cooperation with the Université du Québec à Chicoutimi provided detailed mineralogical analyses on several Mineral Resource-representative drill core samples.”

24.9	MINERAL RESOURCE ESTIMATE

“The Mineral Resources are considered by the Authors to be amenable to open pit mining methods. The Mineral Resource Estimate is listed in Table 24.1 at a cut-off grade of 2.5% P2O5 with an effective date of December 4, 2024.

Table 24.1 PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE AT 2.5% P2O5 CUT-OFF (1-4)
Classification	Zone	Tonnes (M)	P2O5 (%)	P2O5 (kt)	Fe2O3 (%)	Fe2O3 (Mt)	TiO2 (%)	TiO2 (kt)
Indicated	Mountain	9.3	8.19	758	9.95	0.9	3.23	299
	Northern	32.2	6.00	1,934	10.91	3.5	3.33	1,073
	Total	41.5	6.49	2,692	10.69	4.4	3.31	1,372
Inferred	Mountain	6.8	8.57	584	10.34	0.7	3.68	251
	Northern	44.3	6.98	3,090	11.14	5.0	3.26	1,442
	Southern	162.9	5.63	9,177	10.85	17.6	3.73	6,080
	Total	214.0	6.01	12,851	10.89	23.3	3.63	7,773

Notes: P2O5 = phosphorus pentoxide, Fe2O3 = iron oxide or ferric oxide, TiO2 = titanium dioxide.

1.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3.	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4.	The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Bégin-Lamarche Mineral Resource Estimate is based on 120 drill holes totalling 29,762 m. The database contains 7,968 assays for percentage values of P2O5, Fe2O3 and TiO2.

The Bégin-Lamarche Deposit mineralized wireframes boundaries were determined from lithology, structure, and grade boundary interpretation from visual inspection of drill hole cross-sections. Seven mineralized wireframes were developed, one for the Mountain Zone, two for the Northern Zone and four for the Southern Zone. The mineralized wireframes were constructed on 50 m spaced vertical cross-sections for the Mountain and Northern Zones and 100 m spacing for the Southern Zone, with computer screen digitized polylines on drill hole cross-sections in GEOVIA GEMS™. The mineralized wireframe outlines were influenced by the selection of mineralized material grading above 2.5% P2O5 that demonstrated a lithological, structural and zonal continuity along strike and down-dip. In some cases, mineralization grading <2.5% P2O5 was included for the purpose of maintaining mineralized zone continuity. The minimum constrained width for mineralized wireframe interpretation was 3 m of drill core length.

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In order to regularize the assay sampling intervals for grade interpolation, a 3.0 m compositing length was selected for the drill hole intervals that fell within the constraints of the above-described Mineral Resource wireframe domains. Grade capping was investigated on the 3.0 m composite values in the database within the constraining domains to ensure that the possible influence of erratic high-grade values did not bias the grade interpolation. Three P2O5 values in the Mountain Zone Domain were capped at 23%, whereas no capping was required for other minerals and domains. The capped composites were utilized to develop variograms for block model grade interpolation search ellipse ranges.

A variography analysis was undertaken to provide a guide to determining a grade interpolation search ellipse strategy. Directional variograms were developed using the P2O5 composites for each mineralized domain where sufficient data were available. Continuity ellipses based on the observed variogram ranges were subsequently generated and utilized as the basis for grade estimation search ranges, distance weighting calculations and Mineral Resource classification criteria.

The Bégin-Lamarche block model was constructed using GEOVIA GEMS™ V6.8.4 geological modelling software. The block model consists of separate model attributes for estimated P2O5, Fe2O3 and TiO2 grade, rock type (mineralized domain), volume percent, bulk density, and classification. All blocks in the rock type block model were initialized with a waste rock code of 99, corresponding to the surrounding country rocks. The mineralized domain was used to code all blocks within the rock type block model that contain ≥0.1% volume within the mineralized domains. These blocks were assigned the appropriate rock type code. The overburden and topographic surfaces were subsequently utilized to assign rock codes 99 and 0, corresponding to overburden and air respectively, for all blocks ≥50% above the surfaces.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining mineralized domains. Consequently, the mineralized domain boundary was properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum percentage of any mineralized block was set to 0.1%.

The P2O5, Fe2O3 and TiO2 grade blocks were interpolated with the Inverse Distance Squared (“ID2”) method. Nearest Neighbour grade interpolation (“NN”) was utilized for validation. Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability. Ellipse search ranges and directions were based on the variograms. The average bulk density derived from the Authors’ site visit sampling of 3.23 t/m3 was applied to all mineralized blocks.

It is the Authors’ opinion that the drilling, assaying and exploration work on the Bégin-Lamarche Project support this Mineral Resource Estimate and are sufficient to indicate a reasonable potential for eventual economic extraction, and thus it qualifies as a Mineral Resource under the CIM definition standards. The Mineral Resource is classified as Indicated and Inferred, based on the geological interpretation, variogram performance and drill hole spacing. The Indicated Mineral Resource is initially classified for the blocks interpolated with the Pass I, which used at least three composites from a minimum of two drill holes. The Inferred Mineral Resource is classified for all remaining grade populated blocks within the mineralized domains. The classifications were adjusted by creating solids to reasonably reflect the distribution of each classification.

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The Bégin-Lamarche Mineral Resource Estimate was derived from applying a 2.5% P2O5 cut-off value to the pit-constrained block model and reporting the resulting tonnes and grades for potentially mineable areas. The P2O5 cut-off value is calculated using the parameters below:

US$:CAD$Exchange Rate:	$0.75
P2O5 Price (32%):	US$180/t (approximate two-year trailing average)
P2O5 Price (40%):	US$225/t
P2O5 Process Recovery:	91%
Processing Cost:	CAD$14.00/t
G&A:	CAD$3.00/t
Mining Cost:	CAD$2.75/t (mineralized material and waste)
Pit Slopes:	45°

The Mineral Resource in this Technical Report was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The Inferred Mineral Resource component of this grade estimate has a lower level of confidence than that applied to the Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonable to expect that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.”

24.10	MINING METHODS

“The Bégin-Lamarche Project PEA is based on conventional truck-and-shovel open pit mining methods. The target is to produce 900,000 tpa of phosphate concentrate grading 40% P2O5. Iron will be potentially recovered in magnetite while titanium in ilmenite is not currently considered to be economic, pending further metallurgical testing.

The PEA mine production plan utilizes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be classified as Mineral Reserves. There is no certainty that the Inferred Mineral Resource will be upgraded to a higher Mineral Resource classification in the future.

Pit optimization was completed using Geovia Whittle™ software. Table 24.2 presents the list of pit optimization parameters. No revenue was attributed to magnetite or ilmenite in the pit optimizations. Mining areas consist of three extraction zones: Mountain Zone, Northern Zone and Southern Zone, as shown in Figure 24.2. Geotechnical pit wall slope design assumptions were provided by BBA (November 2024). Pit slope angles of the hanging walls used in pit optimizations were flattened by five degrees to account for a ramp. As recommended in the BBA report, ramps should be kept on the hanging walls.

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Figure 24.2	Mountain, Northern and Southern Zones

5,404,000N
5,403,500N
5,403,000N
5,402,500N
5,402,000N
Mountain Zone
Northern Zone
Southern Zone
Y
X
325,000E
325,500E
326,000E
326,500E
327,000E
327,500E
328,000E

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Table 24.2 Pit Optimization Parameters
Parameter	Unit	Value
Resource Classification Used	all	Ind & Inf
Production rate, P2O5 concentrate	tpa	900,000
P2O5 concentrate grade	% P2O5	40
Mining Costs
Process plant feed	$/t mined	2.75
Waste rock	$/t mined	2.75
Overburden	$/t mined	2.00
Process Plant Costs
Processing cost	$/t processed	13.00
Tailings cost	$/t processed	1.85
G&A cost	$/t processed	1.20
Total Processing+ Tailing + G&A	$ t processed	16.05
Concentrate Costs (Deductions)
Concentrate handling and transport	$/t concentrate	35.00
Phosphate Price Model
Exchange Rate (FX)	CAD$:US$	0.73
Phosphate Concentrate Price Input	US$/dmt	281.25
Phosphate Price	CAD$/dmt	385.27
(-) Concentrate Costs	CAD$/dmt	-35.00
Phosphate Net Price	CAD$/dmt	350.27
Concentrate Grade	% P2O5	40
P2O5 Recovery	%	90.0
Cut-off Grade (% P2O5)	% P2O5	2.04
Pit Slopes (Optimization Slopes)		Maximum
Mountain Zone– Hanging Wall	deg	42
Mountain Zone–Footwall	deg	47
Northern Zone– Hanging Wall	deg	38
Northern Zone–Footwall	deg	41
Southern Zone– Hanging Wall	deg	39
Southern Zone–Footwall	deg	44
Overburden	deg	30

Note: Ind & Inf = Indicated and Inferred Mineral Resources, dmt = dry metric tonne.

Pit optimization produced a series of pit shells at different Revenue Factors (“RF”) ranging from 0.3 to 1.0 at 0.02 intervals. The 1.0 RF corresponds to the base case P2O5 concentrate price of US$281.25/t. The results of pit optimization indicate that the discounted value of net operating cash flows starts to level off above a RF of 0.6. Beyond a RF of 0.58, the process plant feed tonnage increases very gradually which results in higher waste strip ratios. Due to site conditions, waste storage capacity is limited and mining high amounts of waste materials is not favoured.

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Therefore, minimizing the need for large external waste storage capacity is a factor in selecting the ultimate pit shell. The pit shell corresponding to 0.56 RF was selected as the basis for the open pit design.

Pit designs were performed based on the 0.56 RF pit shell and BBA recommendations (November 2024). In addition to the ultimate pit, a series of pit phases were designed for production scheduling purposes. The ultimate pit will be mined out in seven phases as shown in Table 24.3. The Mountain Zone will be mined in one phase (Phase 1 in Table 24.3); The Northern Zone will be mined in three phases (Phases 2 to 4 in Table 24.3) and the Southern Zone will be mined in three phases (Phases 5 to 7 in Table 24.3). The final pit design is shown in Figure 24.3.

Figure 24.3	Final Open Pit Design

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Table 24.3 Pit Phase Tonnages
Material	Total	Phase 1	Phase 2	Phase 3	Phase 4	Phase 5	Phase 6	Phase 7
Total Material (Mt)	369.61	40.37	23.13	76.83	94.41	44.31	36.75	53.81
Overburden (Mt)	7.78	1.20	1.14	1.28	1.50	1.18	0.61	0.85
Waste Rock (Mt)	211.28	21.04	12.01	49.85	63.76	16.51	16.01	32.09
Process Plant Feed (Mt)	150.55	18.11	9.95	25.68	29.16	26.58	20.15	20.90
P2O5 (%)	5.76	7.20	5.93	5.66	5.96	5.28	5.33	5.30
Fe2O3 (%)	10.32	9.02	10.71	10.51	10.72	10.62	10.27	10.11
TiO2 (%)	3.39	2.97	3.39	3.24	3.32	3.62	3.57	3.53
Strip Ratio	1.5	1.23	1.32	1.99	2.24	0.67	0.82	1.57

The mine production schedule consists of six months of pre-production followed by 22 years of active mining and one year of stockpile reclaim, for a total LOM of 24 years. Total mining is 23 years and total process plant production is 23 years.

In generating the production schedule, the target was to supply sufficient tonnage of phosphate feed to the process plant in order to produce approximately 900,000 tpa of recoverable 40% P2O5 concentrate. Process plant ramp up was assumed to be 70% in the first production year and reaches full capacity starting in the second production year. Low-grade material in excess of required process plant capacity and above the process plant cut-off grade will be stored in a low-grade stockpile area close to the primary crusher. This material will be processed mostly during the last two production years when the pit is mined out. Mining starts in the Mountain Zone since the grade is high and the strip ratio is relatively low. The Mountain Zone will be completed during the first four production years and will be available for in-pit waste rock storage. Subsequently, the first phase of the Northern Zone will be mined, followed by the first phase of the Southern Zone. To reduce the need for external waste storage space, mining will continue in the second phase of the Northern Zone followed by the third (final) phase of the Northern Zone. Once the Northern Zone is completely mined out, it will be available from production year 16 to store waste rock mined out from the second and third phases of the Southern Zone. Over the LOM, the open pit will produce 150.55 Mt of process plant feed grading 5.76% P2O5, 10.32% Fe2O3 and 3.39% TiO2. Total waste generated will be 219 Mt with a LOM strip ratio of 1.5:1.

The open pit will require the development of external storage facilities for both overburden and waste rock and will generate 8 Mt of overburden and 211 Mt of waste rock. Overburden will be stored in two storage areas to the south of the open pit. Waste rock will be stored in external waste storage south of the pit as well as in-pit in the mined-out Mountain and Northern Zones. Over the LOM, a total of 138 Mt will be placed in the external waste storage, 30 Mt will be placed in-pit in the Mountain Zone, and 43 Mt will be placed in-pit at the Northern Zone.

It is assumed that the Bégin-Lamarche mine will be an owner operated open pit mine, except for blasting operations. It is assumed that an explosive supplier would be contracted for explosive delivery, blast hole charging, and blast control. It is anticipated that the mining operations would be conducted 24 hours per day and 7 days per week throughout the entire year.

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It is expected that diesel-powered hydraulic excavators (10 m3 bucket size) and front-end loaders (11 m3 bucket size) will be used to excavate the blasted rock. The anticipated truck capacity is 90 t. The primary mining equipment will be supported by a fleet of equipment consisting of dozers, road graders, watering trucks, maintenance vehicles, and service vehicles. The mining personnel will peak in Year 10 at approximately 184, including operators, maintenance, supervision, and technical staff.

The Bégin-Lamarche open pit operation will require mine offices, maintenance facilities, warehousing, lube and fuelling station, and cold storage areas. These will be located in the general vicinity of the process plant area.”

24.11	RECOVERY METHODS

“The principal process stages will include a gyratory unit crushing of ROM material, SAG-ball mill grinding, the application of various intensities of magnetic separation to produce a magnetite concentrate, and the performance of moderate strength multi-stage flotation to produce a high-grade apatite concentrate. High density slurry reagent conditioning, regrinding of rougher magnetite and first cleaner apatite concentrates will be necessary. Concentrate slurry thickening will be followed by pressure filtration, drying and preparation for shipping of the magnetite and apatite products. Magnetite and apatite tailings will be combined, thickened, and pressure filtered to accommodate “dry stacking” tailings management. Desliming, a common process step in industrial minerals processing, is not expected to be included in the flowsheet. Confirmation of this flowsheet can be anticipated following receipt of the results of additional bench-scale testing and pilot scale tests on fresh samples and on samples representing variations in Mineral Resource mineralization.

The principal mineral product is a high-grade apatite concentrate at 900,000 tpa that will be suitable for purified phosphoric acid (“PPA”) which can contribute to electric vehicle (“EV”) battery manufacturing as well as other high value phosphorous products. The conversion of the apatite to provide phosphorous compounds for these products will be undertaken off-site by buyers of the apatite product or by First Phosphate in partnership with other organizations at a Saguenay location.

Based on 336 operating days per year (92% of 365), the tonnage processed is planned to be increased from 10,300 tpd in the first production year, up to on average 15,800 tpd for years 2 to 4, and on average 20,800 tpd for years 5 to the end of mine life. The process plant will include design characteristics that will readily permit a 30% increase in capacity after year 4. The phosphate grade mined from the open pit will decrease over the LOM, hence higher process plant throughput is required to keep a constant production of 900,000 tpa of apatite concentrate.

Ilmenite concentrate production is not included in the current process flowsheet. High intensity magnetic separation, gravity separation and possibly froth flotation could be considered in future efforts to produce an ilmenite concentrate from the apatite tails.”

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24.12	PROJECT INFRASTRUCTURE

24.12.1	Existing Infrastructure

“Existing infrastructure at the Bégin-Lamarche Project site consists of the following:

•	A nearby electrical powerline with the closest point being 25 km southeast of the Bégin-Lamarche site. It is a 735 kV transmission line controlled and maintained by Hydro-Québec; and

•	A well-maintained access road system consisting of three roads connecting with the municipalities of Bégin, Labrecque and Lamarche. The site is currently accessible from the City of Saguenay. Upon upgrading, the secondary logging road site accesses will be sufficient for the transportation of major equipment including mills, crusher, process equipment and tankage, piping and electrical as well as all consumables and mine manpower.”

24.12.2	Planned Infrastructure

“The planned infrastructure to support the mining activities of the Bégin-Lamarche Project (Figure 24.4) are the following:

•	Open pit mine;
•	Primary crusher;
•	Process plant and laboratory with main electrical substation and power distribution;
•	Three dry stacked storage areas of filtered tailings;
•	Waste rock storage area;
•	Overburden stockpiles;
•	Low-grade mineralization stockpile; and
•	Water collection basins and a central water treatment plant with basin;

Additional auxiliary buildings will complete the infrastructure:

•	Main access road and gatehouse;
•	Administration building;
•	Mechanical parts warehouse;
•	Process plant supplies warehouse;
•	Maintenance building for mining equipment;
•	Explosives storage and magazine;
•	Water and sewage treatment plants; and
•	Diesel fuel tank farm and fuelling station.

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Figure 24.4	General Mine Area Layout

Major infrastructure excluding the open pit are the dry stacked filtered tailings and the waste rock storage areas. The dry stacked filtered tailings will be in three separate piles. The intent is to avoid fish habitat as much as possible. The three piles will handle a total of 77 Mm3 of filtered tailings. The waste rock storage area will be located southeast of the open pit, at a minimum distance of 300 m from the pit rim and at 500 m on average from the pit. The total waste rock capacity is designed at 65 Mm3, and the remaining waste rock will be backfilled in the pit with a proper sequence aligned with the LOM plan. The waste rock is considered non-PAG and non-metal leaching.

Two overburden stockpiles are located south of the open pit and will be used for reclamation at the end of the mine life.

The low-grade mineralized material will be stockpiled near of the primary crusher for processing in the later years of the Project.”

24.13	MARKET STUDIES AND CONTRACTS

“The Authors utilized the approximate November 30, 2024, 24-month trailing average P2O5 grade-premium adjusted phosphate price (US$250/t + 25% purity premium + US$38/t assured supply premium = US$350/t) and grade-premium adjusted magnetite price (US$135/t + 35% purity premium = US$168/t) and a CAD$:US$ exchange rate of 1.37:1.

There are no existing contracts in place related to the Bégin-Lamarche Property. There is an offtake MOU in place with a European purified phosphoric acid producer to cover part of its needs, which amount to approximately 400,000 tonnes of annual phosphate concentrate. Additionally, the offtake addresses the idea/concept of a long-term purified phosphoric acid toll processing agreement. There is also an offtake MOU with a US-based specialized scrap steel processor for all magnetite production to supplement its feed requirements.

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SGS testwork indicates the concentrates produced will be very low in deleterious elements, and smelter/refining penalties are not anticipated.”

24.14	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

24.14.1	Baseline Studies

“First Phosphate commissioned environmental baseline studies using the services of Groupe Synergis. Fieldwork was completed in summer 2024, and reports are currently being finalized.

Further studies will be undertaken to provide the level of information required for the Environmental and Social Impact Assessment (“ESIA”). First Phosphate is committed to ensuring the infrastructure does not encroach on the natural environment or as little as possible.

Due to its diverse and extensive hydrographic networks, the Saguenay–Lac-Saint-Jean Region supports a significant fish community. Thirteen species found in the region are of interest for sport fishing, Indigenous subsistence fishing, due to their vulnerable status, or because of their role as forage fish.

Based on a comparative analysis of available and sought-after habitats done by Synergis, the potential presence of assessed rare plant and animal species (“EASP”) ranges from none to moderate (Groupe Synergis, 2024).

Additional baseline studies will be performed during 2025.”

24.14.2	Permitting

“The construction, operation and closure of a mine is subjected to several laws and regulations at the federal, provincial, and municipal levels.

The Project is subject to Québec’s Environment Quality Act (“EQA”, c. Q-2) and the environmental examination procedure (including the Bureau d’audiences publiques sur l’environnement (“BAPE”) procedure).

A preliminary analysis of the Project suggests the Project will be subjected to the Federal Impact Assessment examination procedure since a magnetite concentrate will be produced in addition to apatite concentrate, however, this is still unclear at this stage.”

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24.14.3	Social or Community Impact

“The Project is located within the Fjord-du-Saguenay and the Lac-Saint-Jean Est Regional County Municipalities (“RCM”), more specifically in the municipalities of Bégin, Lamarche and Labrecque.

The Project is located on provincial public land. There are four vacation leases in the study area and no forest shelter leases. There is a non-exclusive lease (“BNE”) for extracting surface mineral substances, held by the Coopérative Forestière de Petits Paris, on the northeastern side of the Property.

First Phosphate organized public presentations to engage with broader local stakeholders and gather feedback with:

•	Saguenay–Lac-Saint-Jean Chamber of Commerce;
•	Regional Mining Consultation Table; and
•	University of Québec at Chicoutimi.”

24.14.3.1	Pekuakamiulnuatsh First Nation (Mashteuiatsh)

“A collaboration agreement with the Pekuakamiulnuatsh First Nation was established to support the economic stability of the Project. This agreement also formalizes ongoing consultations and provides a framework for regular follow-up to monitor Project benefits for the Community.”

24.14.4	Geochemistry and Closure

24.14.4.1	Geochemistry

“Static testing has been carried out on four mineralized samples and 18 waste rock samples. A waste rock and mineralization sampling campaign was carried out in summer 2024 by a First Phosphate geologist.

According to MELCCFP Guidelines, a few samples were considered possibly ARD from preliminary static tests results. Preliminary results for leaching tests carried out with SPLP and CTEU-9 procedures showed that waste rock and mineralized samples were classified as non-leachable according to MELCCFP Guidelines.

Kinetic testing using a humidity cells procedure was also carried out on two waste rock and two mineralized composite samples. First results from the kinetic test indicate that mineralization could show no ARD potential.

No testing has been conducted on tailings at this stage.”

24.14.4.2	Closure

“The main measures for restoring the mining site will include:

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•	Building a raised trench or rock barrier to prevent access to the open pit;

•	Revegetation of the Project footprint, including process plant area, waste rock piles, dry stacked tailings and overburden storage areas;

•	Demolishing and removing all buildings and other surface infrastructure;

•	Managing the materials generated during dismantling of the facilities, by applying the principles of reduction, reuse, recycling and reclamation and, if necessary, disposing of materials at authorized sites, according to the level of contamination;

•	Conducting a land characterization study to identify the presence of contaminants;

•	Scarifying the roads built as part of the mining activities;

•	Creating a breach in the water management ponds, levelling dams, covering the surface with topsoil before revegetation; and

•	Restoring the hydrological drainage to passive flows when appropriate.

Progressive reclamation works will be carried out during the mining operations in areas that are no longer active as a means of verifying the success of larger-scale efforts that will take place during the mine closure phase.

Lastly, implementing an environmental monitoring program will demonstrate that reclamation works have achieved their goals.”

24.15	CAPITAL AND OPERATING COSTS

“All costs are presented in Q4 2024 Canadian Dollars. No provision has been included in the cost estimates to offset future escalation. The total initial capital cost of the Bégin-Lamarche Project is estimated at $675M. Sustaining capital costs incurred during the 23 production years are estimated at $317M. Total operating costs over the life-of-mine (“LOM”) are estimated at $4,261M, which averages $28.31/t of process plant feed. This amounts to $218.39/t of phosphate concentrate before considering magnetite credits and $120.90/t of phosphate concentrate net of magnetite credits.

Initial capital costs are for construction of a 900,000 tpa phosphate concentrate process plant and dry stack tailings facility, and to set up an open pit mining site with the necessary infrastructure and pre-production activities. The capital cost estimates are summarized in Table 24.4.

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Table 24.4 Capital Cost Estimate
Item	Initial ($M)	Sustaining ($M)	Total ($M)
Open Pit Mining Equipment and Pre-stripping	28.2	100.5	128.7
Process Plant	261.7	62.5	324.2
Tailings Management Facilities	29.2	39.1	68.3
Indirects, EPCM and Owner’s Costs	151.4	4.4	155.8
Site Infrastructure	89.0	44.4	133.4
Contingency (20%)	111.9	50.2	162.1
Reclamation/Closure	3.6	16.0	19.6
Total[1]	675.0	317.1	992.1

1 Totals may not sum due to rounding.

Operating costs are estimated to average $28.31/t processed over the LOM as presented in Table 24.5. Open pit mining costs are for 23 years of production and the pre-production mine operating costs are capitalized and incorporated into the initial capital costs. The operating costs have been estimated from first principles and consumable quotes, with factoring and estimates from the Authors’ experience at other similar mines.

Table 24.5 Operating Cost Estimate
Item	Unit	Unit Cost ($/t)	LOM Total ($M)
Mined
Open Pit Mining all Material	$/t mined	2.73	1,010.3

Processed
Open Pit Mining	$/t processed	6.71	1,010.3
Process Plant	$/t processed	12.56	1,890.6
General and Administration	$/t processed	1.28	192.5
Tailings and Water Management	$/t processed	3.45	519.1
Concentrate Handling and Transport	$/t processed	4.31	648.9
Total[1]	$/t processed	28.31	4,261.3

1 Totals may not sum due to rounding.”

24.16	ECONOMIC ANALYSIS

“Cautionary Statement - The reader is advised that this PEA Technical Report is intended to provide only an initial, high-level review of the Bégin-Lamarche Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred Mineral Resources. Inferred Mineral Resources are considered to be too speculative to be used in an economic analysis except as allowed by NI 43-101 in PEA studies. There is no guarantee the Project economics described herein will be achieved.

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Under baseline scenarios (8% discount rate, payable commodities using prices of US$350/t phosphate concentrate (40% P2O5), US$168/t magnetite concentrate (92% Fe203), OPEX and CAPEX as set out above), the after-tax NPV of the Project is estimated at $1.59B ($2.10B pre-tax), with an after-tax IRR of 33% (37% pre-tax). This results in an after-tax payback period of approximately 2.9 years. Applicable taxes have been calculated on taxable income at rates of Canadian Federal at 15% and Québec Provincial at 11.5%. A variable Québec mining tax rate of 16, 22 and 28% is applied to the profit margins of 0-35%, 35-50% and greater than 50%, respectively. The Project will qualify for a 30% Investment Tax Credit for Clean Technology Manufacturing.

A summary of the key economic parameters and results is presented in Table 24.6. All $ amounts are Canadian unless stated otherwise.

Table 24.6 PEA Summary Parameters and Results
Parameter	Amount[1]
Phosphate Price (40% P2O5) US$/t	350
Magnetite Price (92% Fe2O3) US$/t	168
Exchange Rate CAD$:US$	1.37
Production Profile
Tonnes Processed (Mt)	150.55
Average Process Plant Feed Grade (%P2O5)	5.76
Average Process Plant Feed Grade (%Fe2O3)	10.32
Average Process Plant Feed Grade (%TiO2)	3.39
Mine Life (years)	23
Process Plant Production (ktpa phosphate concentrate)	900
Phosphate Concentrate Grade (% P2O5)	40
Magnetite Concentrate Grade (% Fe2O3)	92
P2O5 Process Plant Recovery (%)	90
Fe2O3 Process Plant Recovery (%)	70
LOM Phosphate Concentrate (Mt)	19.51
LOM Magnetite Concentrate (Mt)	8.27
Revenue ($ M)	11,257.5
Operating Costs
Unit Average LOM OPEX ($/t processed)	28.31
Unit Average LOM OPEX ($/t P2O5 conc. no Fe2O3 credit)	218.39
Unit Average LOM OPEX ($/t P2O5 conc. with Fe2O3 credit)	120.90
Open Pit Mining Costs ($ per tonne processed)	6.71
Processing Costs ($ per tonne processed)	12.56

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 181 of 229

Table 24.6 PEA Summary Parameters and Results
Parameter	Amount[1]
G&A ($ per tonne processed)	1.28
Tailings and Water Management Costs ($ per tonne processed)	3.45
Concentrate Handling and Transport ($ per tonne processed)	4.31
Total LOM Operating Cost ($ M)	4,261.3
Capital Requirements
Pre-Production Capital Cost ($ M)	675.0
LOM Sustaining Capital Cost ($ M)	317.1
Project Economics
Taxes ($ M)	1,472.4
Pre-Tax
NPV (8% Discount Rate) ($ M)	2,099.7
IRR (%)	37.1
Payback (years)	2.6
Cumulative Undiscounted Cash Flow ($ M)	6,021.1
After-Tax
NPV (8% Discount Rate) ($ M)	1,589.5
IRR (%)	33.0
Payback (years)	2.9
Cumulative Discounted Cash Flow ($ M)	4,548.7

1 Totals may not sum due to rounding.

The Project NPV is most sensitive to changes in commodity prices, followed by OPEX, and then CAPEX, as shown in Figure 24.5.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 182 of 229

Figure 24.5	Project After-Tax NPV Sensitivity

It is the opinion of the Authors that the Bégin-Lamarche Project has potential to be financially viable. Therefore, it is recommended to advance the Project to the next phase of study.”

24.17	ADJACENT PROPERTIES

“The Niobec Mine, located in Saint-Honoré, Québec, ~30 km southeast of the Bégin-Lamarche Deposit, is the only operating mine in the area. The mine is one of the world’s few and leading producers of niobium, a critical element used mainly in making high-strength, low-alloy steels. The mine is owned and operated by Magris Resources, a private Brazilian company. The mine has been in operation since 1976 and is expected to continue producing for several more decades.

The Bérubé Property is located a few km west of the Bégin-Lamarche Deposit. The owner of the claims explores for peat moss and is associated with Tourbières Lambert, which has a peat moss packing facility just west of the Bégin-Lamarche Property.

The Cormier Property, enclosed by the southern part of the Bégin-Lamarche Property, was drilled in 2011 and 2012 for phosphate and titanomagnetite. Nineteen drill holes were completed totalling 3,149 m on the known phosphate mineralization. Three mineralized zones were discovered on that property; the Centre, West and East Zones (GM 67674). The average phosphate content of the Center Zone is 9.16% P2O5, the average phosphate content of the West Zone is 8.91% P2O5, and the East Zone contains 9.17% P2O5.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 183 of 229

Silice Charlevoix owns a property located north of the Niobec Mine. No work has been carried out on that property. There are a several small properties in and around the Bégin-Lamarche Property held by individual prospectors or businessmen with little or no reported exploration work.”

24.18	PROJECT RISKS AND OPPORTUNITIES

“Risks and opportunities have been identified for the Project. The most significant potential risk for impact on the Project is lower commodity prices. Advanced studies are required to improve the confidence in the operating and capital cost estimates. Further metallurgical testing and bench-scale batch and pilot-scale concentration tests are required to optimize recoveries, process plant design and Project revenue.

Opportunities consist of potentially increasing the mine life by expanding the open pit should future economic conditions change. The current Mineral Resource is estimated at 41.5 Mt Indicated and 214.0 Mt of Inferred Mineral Resource, and the current mine plan is smaller, set at 150.55 Mt of process feed. Further metallurgical testing may prove economic viability of titanium mineralization recovery and production of an ilmenite concentrate.”

24.19	CONCLUSIONS

“The Bégin-Lamarche Phosphate Property contains a significant P2O5 Mineral Resource that is hosted in an oxide gabbro intrusion within a large anorthosite intrusive complex. The Property has potential for delineation of additional Mineral Resources associated with extension of known anorthosite-associated magmatic mineralized zones and for discovery of new magmatic mineralized zones.

The Authors conclude that the Bégin-Lamarche Project has economic potential as an open pit mining and mineralized material processing operation to produce a high-quality apatite (phosphate) concentrate and secondary magnetite (iron) concentrate. This conclusion would need to be confirmed in a subsequent and more detailed Pre-Feasibility Study supported by additional Mineral Resource drilling and metallurgical tests.

The Authors note that this PEA is preliminary in nature, and its Mineral Resources include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves, and there is no certainty that the preliminary assessment will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.”

24.20	RECOMMENDATIONS

“The Bégin-Lamarche Phosphate Property contains a significant P2O5 Mineral Resource that is hosted in an oxide gabbro intrusion within a large anorthosite intrusive complex. The Property has potential for delineation of additional Mineral Resources associated with extension of known anorthosite-associated magmatic mineralized zones and for discovery of new magmatic mineralized zones.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 184 of 229

Additional exploration and pre-development study expenditures are warranted to improve the viability of the Bégin-Lamarche Phosphate Project and advance it through a Pre-Feasibility Study (“PFS”). The Authors recommend that First Phosphate undertake the following exploration and pre-development program.

The Authors recommend additional drilling and exploration work to convert the in-pit Inferred Mineral Resources to Indicated Mineral Resources, and to convert in-pit Indicated Mineral Resources to Measured Mineral Resources within the Mountain Zone since it has the highest grades and is planned to be mined first. It is estimated that a total of 12,000 m of drilling will be required. The current Mineral Resource is generally open to expansion by drilling down-dip. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and to umpire sample 5 to 10% of all future drill core samples at a reputable secondary laboratory.

Additional metallurgical tests should be undertaken:

1.	Bench-scale batch and pilot-scale concentration tests on composites representing rock type and grades similar to the Indicated Mineral Resource grades of each rock type; Pilot testing of the production of customer-acceptable magnetite and apatite concentrates; Ilmenite production may not be included in the test program, unless a new process is developed and accepted; The confirmation of process and production of adequate sample for customer checking; Solid-liquid and drying tests; and

2.	Concentrate modifications such as magnetite for battery iron process feed; Apatite flow characteristics and agglomeration technology development for dust suppression and prevention of fluidization in shipment stability; Ilmenite (subject to development of acceptable process) agglomeration/pelletizing, and sintering bench scale tests.

Geological and geotechnical data compiled to date provides a basis for preliminary pit slope design assumptions. There may be an opportunity to optimize pit slope design angles once a comprehensive site geomechanical model is established. To improve geotechnical design confidence, data gaps should be addressed:

1.	Some regions of the proposed pit walls have not been probed with diamond drilling. Drilling into the northeast and southwest walls should be oriented towards those walls. Geotechnical parameters (example: rock mass characterization, rock hardness, joint set orientation) should be obtained from the new diamond drill holes;

2.	Develop a 3-D geological fault model, interpreting orientations and inclinations of faulting encountered by diamond drilling. Characterize the fault properties (example: width, presence of gouge, etc.);

3.	Develop a 3-D geological model to include additional lithologies (example: dykes) that may be present in the vicinity of the pits;

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 185 of 229

4.	Perform televiewer surveys in select existing diamond drill holes to generate the jointing database necessary for kinematic analysis. New diamond drill holes (specific geotechnical drill holes) should be structurally logged with oriented core methods or surveyed with a televiewer;

5.	Perform laboratory testing on representative diamond drill core samples to establish material properties of lithologies that are to be exposed in the pit highwall. Testing examples include Uniaxial (“UCS”) testing, Tensile and Triaxial testing. A minimum of five tests per major rock lithology should be performed. As Project understanding improves, Direct Shear testing should be considered on representative open discontinuities; and

6.	Kinematics and numerical (limit equilibrium and finite element) stability analyses are recommended for PFS level studies. Kinematic analysis, based on rock fabric data obtained from Televiewer and/or oriented drill core logging, is to be performed on all pit wall orientations. Incorporate the results of hydrogeology interpretations into future pit geotechnical designs (example: groundwater profile and seepage potential).

Recommendations on water management issues are as follows:

Collect site-specific meteorological and hydrological data. This data will be used to refine seasonal run-off values, design storm estimates and minimum freeboard requirements; Confirm the catchment areas contributing run-off to the process plant site and open pit, and the amount of groundwater inflow to the open pit; Complete a monthly site-wide water balance; Develop a predictive water quality model, in conjunction with the water balance, to review the requirements for water treatment and/or discharge; Develop a predictive aerial dispersion model of air-borne tailings and for operational noise of the DST areas to assess the impact on the citizens of the Town of Lamarche; And review and optimize water diversion channels.

Recommendations on dry stacked tailings are as follows:

Complete tailings testing to confirm index, strength, permeability, and filtration properties; Conduct a first geotechnical/hydrogeological site investigation to characterize the foundations of the infrastructure and conditions prevailing at the open pit; Optimize installation of the vertical drainage of consolidation cells by replacing vertical sand drainage system with wick drains during progressive installation of cell placement; Consider incorporating downstream rockfill buttresses under the liner system to steepen both the upstream and downstream slopes of peripheral dykes using a central raise scenario; Geochemical characterization testwork on the tailings and interstitial tailings water to confirm the geochemical properties and treatment requirements; Additional geochemical characterization testwork on the waste rock to confirm the geochemical properties; Perform analyses of pore water pressure increase under construction loading in consolidation cells and evaluate an adequate sizing of the drainage system; Study the possibility that climatic precipitation percolating down in the stack may raise the water level in the DST due to a diminution of the drainage capacity with time. Particle migration, precipitation of dissolved chemicals, etc. could be involved in this diminution. Such a condition could generate a DST overall instability and justify the installation of an upper membrane liner to avoid downward percolation of climatic precipitation; And perform effective stress stability analysis to refine and optimize stack geometry and embankment sections. The analysis should consider the increase of pore water pressure and the potential for liquefication and/or strength loss in the foundation and in the filtered tailings mass during construction loading and also upon a potential large magnitude earthquake.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 186 of 229

The costs to complete the recommended work programs are estimated to be $8.5M (Table 24.7). The PFS activities are contingent on prior completion of the Exploration and Drilling items.

Table 24.7 Budget for Recommended Work Program
Program	Units / Description	Cost Estimate (CAD$)
Exploration and Drilling
Infill Drilling	12,000 m	2,400,000
Exploration Drilling	3,000 m	600,000
Geomechanical Drilling	2,500 m	500,000
Geomechanical Drilling	Televiewer Surveys	50,000
Geomechanical Drilling for Pit Wall Slopes	1,000 m	200,000
Contingency (20%)		750,000
Subtotal Exploration and Drilling		4,500,000

Pre-Feasibility Study
Environmental, Permitting, Social Support		300,000
Updated Mineral Resource Estimate		200,000
Metallurgical Testwork*	Bench-scale Concentration and Concentrate Modification Tests	1,100,000
PFS Study		1,500,000
Contingency (20%)		620,000
Subtotal PFS		3,720,000

Administration & Overhead		300,000

Total		8,520,000

* Cost of assembling a large enough feed sample not included.”

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 187 of 229

25.0	INTERPRETATION AND CONCLUSIONS

The Bégin-Lamarche Property is located ~270 km north of Québec City, Québec and ~75 km northwest of the City of Saguenay, Québec. The Property consists of 173 contiguous CDC EERs with a total area of 9,689 ha, which First Phosphate fully owns. All Property EERs are registered with the Ministry of Natural Resources and Forests (“MRNF”). All the Bégin-Lamarche Property EERs are in good standing as of the effective date of this Report.

The Bégin-Lamarche Property is accessible via ~50 km driving distance on highways 170 and 172 west and northwest of the City of Saguenay. These highways connect by secondary and tertiary roads to the Property. The Bégin-Lamarche Project, which includes the area of the current Mineral Resource, is located ~1 km north of the Town of Bégin and adjacent to the Town of Lamarche.

The Saguenay region has a humid continental-type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C) with very cold winters (average −21.1°C in January) and relatively cool summers (24.1°C on average in July). The topography of the Property is made up of rolling hills containing numerous outcrops and small valleys covered with a thick layer of overburden. Vegetation is a mixed forest of deciduous and coniferous trees with a few lakes.

The Saguenay - Lac Saint-Jean Region has a population of 280,000 inhabitants and extensive industrial, agricultural, forestry and tourist industries. The region also has a significant hydroelectric generation system (owned by Rio Tinto) for the aluminum production and transformation industries. The University of Québec at Chicoutimi in the City of Saguenay houses a well-known geological department. The nearby mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine is the Niobec Niobium Mine operated by Magris Resources.

The City of Saguenay is the sixth largest city in Québec, with an airport, a skilled industrial workforce, and established local infrastructure. Deep-water all-season port facilities at the Port of Saguenay, 30 road-km away, are linked by the Saguenay River to the St. Lawrence River at the Town of Tadoussac and, ultimately, the Atlantic Ocean. The Company has signed a Memorandum of Understanding with the Port of Saguenay to secure access and development space at the port facilities. Furthermore, the port of Bécancour is located 260 km south-southeast of the City of Saguenay and is accessible by Highway Road 172 west to Highway 169, and then south along Highway 155 to the City of Trois-Rivieres. There are regularly scheduled flights to Saguenay from the City of Montréal.

Historically, exploration work in the Bégin-Lamarche region focused mainly on industrial minerals and dimensional stone. In the 1970s, the region was mapped by Provincial Government teams, with a focus on a large anorthosite complex. In 1986 and 1996, lake-sediment samples and stream sediment samples returned anomalous values in nickel, copper and cobalt. From the mid-1990s to 2022, Virginia Gold Mines, Secova Metals and local prospectors completed geophysical, lithogeochemical, and geological surveys designed to detect mainly the presence of massive magmatic sulphide mineralization associated with anorthosite. Disseminated Ni-Cu-Co sulphide mineralized showings and phosphate mineralization occurrences were found.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 188 of 229

First Phosphate interest in the Bégin-Lamarche area stemmed from the presence of a 7 km long, southwesterly trending airborne anomaly and two historical grab samples taken by prospectors that returned results of 10.5 and 12.0% P2O5 in a cumulate rock with >90% oxide (magnetite and ilmenite) and apatite. In 2022, First Phosphate purchased the northern part of the Bégin Property from the local prospectors, expanded it through staking and additional acquisition deals, and commenced exploration for magmatic phosphate mineralization.

The Bégin-Lamarche Phosphate Deposit is hosted in oxide-apatite peridotite intrusions within the large Proterozoic Lac-Saint-Jean-Anorthosite (“LSJA”) Suite in the Grenville Province, Québec. The LSJA is the largest phosphate mineralized anorthosite complex worldwide.

Bégin-Lamarche is an anorthosite massif-hosted phosphate (apatite) mineral deposit. The Deposit extends for 2.5 km along strike, dips steeply, and is internally offset along cross-cutting faults into the Southern and Central Zones, the Northern Zone, and the Mountain Zone. The mineralized wireframes were constructed on 50 m spaced vertical cross-sections, with on-screen digitized polylines on drill hole cross-sections in GEMS™. The mineralized wireframe outlines were influenced by the selection of mineralized material above 2.5% P2O5 that demonstrated lithological and structural zonal continuity along strike and down-dip. In some cases, mineralization <2.5% P2O5 was included for the purpose of maintaining mineralized zone continuity. The minimum constrained width for mineralized wireframe interpretation was 3 m of drill core length.

In 2023 and 2024, First Phosphate completed geological reconnaissance and sampling programs, an airborne magnetic survey, a petrographic study, bulk sampling for metallurgical testing, and diamond drilling programs. In 2023, 21 drill holes were completed totalling 4,461 m of NQ drill core. Between January and April 2024, 99 drill holes were completed totalling 25,929 m. In all, First Phosphate completed 120 drill holes totalling 30,390 m on the Property.

More recently, an infill drill program on the four main mineralized zones (Mountain, North, Central and South) commenced on March 24, 2025, and was completed on March 31, 2026. The drilling program confirmed extensive, continuous mineralization across the existing horizon of the initial MRE. The drill program also discovered two new phosphate intersections in the Northern Zone and the Southern Zone on the eastern side of the known mineralized zones. An additional 10,000 m of targeted drilling was added to the initial drill program of 30,000 m, in order to develop an understanding of these new intersects and to test additional mineralization located at depth in various areas across the Northern and Southern Zones. In the Mountain Zone, several intervals exceeding 50 m with grades >10% P₂O₅ were intersected within the broader composite intervals. Several massive apatite veins reaching up to 2 m in thickness were also encountered. In all, 169 drill holes totalling 41,220 m were completed.

It is the Author’s opinion that sample preparation, security and analytical procedures for the Bégin-Lamarche Project 2023 to 2026 drill program were adequate, and that the data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate. Recommendation is made for future drill core sampling at the Project to include the insertion and monitoring of field and coarse reject duplicates, and to umpire sample 5 to 10% of all future drill core samples at a reputable secondary laboratory.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 189 of 229

Verification of the Bégin-Lamarche Project data, used for the current Mineral Resource Estimate, was undertaken by the Author, and included a site visit, due diligence sampling, verification of drilling analytical data, and assessment of the available QA/QC data for the recent drilling data. The Author considers that there is satisfactory correlation between the P2O5, TiO2 and Fe2O3 analytical values in First Phosphate’s database and the independent verification samples analysed at SGS. The Author considers that sufficient verification of the Project data has been undertaken and that the supplied data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate.

Metallurgical Testwork has been successfully completed by SGS at their Québec City facility with additional support by SGS Lakefield Ontario and Queens University. Recent test results have confirmed that an apatite concentrate can be obtained grading 40.4% P2O5 and at 88% recovery.

The Mineral Resources are considered by the Authors to be amenable to open pit mining methods. At a cut-off grade of 2.5% P2O5, pit-constrained Measured Mineral Resources total 6.2 Mt with an average grade of 7.70% P2O5 (phosphate), Indicated Mineral Resources total 198.5 Mt with an average grade of 6.00% P2O5, and Inferred Mineral Resources total 89.5 Mt with an average grade of 6.16% P2O5. Contained mineralization are 0.47 Mt of P2O5 in Measured Mineral Resources, 11.91 Mt P2O5 in Indicated Mineral Resources and 5.50 Mt of P2O5 in Inferred Mineral Resources. The effective date of the Mineral Resource Estimate is May 1, 2026.

The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The Inferred Mineral Resource component of this estimate has a lower level of confidence than that applied to the Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resources could be converted to Indicated Mineral Resources with continued exploration.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 190 of 229

26.0	RECOMMENDATIONS

The Bégin-Lamarche Phosphate Property contains a significant P2O5 Mineral Resource that is hosted in an oxide gabbro intrusion within a large Proterozoic age anorthosite intrusive complex. The Property has potential for delineation of additional Mineral Resources associated with extension of known anorthosite-associated magmatic mineralized zones and for discovery of new mineralized zones.

Additional exploration and pre-development study expenditures are warranted to improve the viability of the Bégin-Lamarche Phosphate Project and advance it through a Feasibility Study (“FS”). The Author recommends that First Phosphate undertake the following exploration and pre-development program.

The Author recommends additional drilling and exploration work to convert the in-pit Inferred Mineral Resources to Indicated Mineral Resources, and to convert in-pit Indicated Mineral Resources to Measured Mineral Resources within the Mountain Zone, since it has the highest grades and is planned to be mined first. A total of 10,000 m of drilling is recommended at a cost of $2.4M. The current Mineral Resources are generally open to expansion by drilling down-dip. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and to sample 5 to 10% of all future drill core samples for umpire analyses at a reputable secondary laboratory.

Additional metallurgical tests are recommended. The continuation of bench-scale apatite flotation testing should be continued, in particular to determine the variability of metallurgical performance representing the variability of the Mountain, North, Central and South Zones Mineral Resources. The initial bench-scale test focus should target the Mountain Zone Mineral Resource, because the current, conceptual mining plan identifies this Zone as the first to be mined. In addition, the Mountain Zone appears to contain a unique range of mineralization.

Additional continuous operations testing to be planned (e.g. pilot-scale), the following aspects could be considered for inclusion:

•	Simplified LIMS procedure to remove magnetically susceptible minerals;
•	Scrubbing and desliming in advance of flotation;
•	Double stage conditioning to reduce short-circuiting;
•	High density, high temperature saponified fatty acid conditioning;
•	Elevated flotation temperature; and
•	Column cells in final flotation cleaning stages.

Further to the 2025 PEA (summarized in Section 24 of this Report), the geological and geotechnical data compiled to date provides a basis for preliminary pit slope design assumptions. There may be an opportunity to optimize pit slope design angles when a comprehensive site geomechanical model is established. To improve geotechnical design confidence, data gaps should be addressed:

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 191 of 229

1.	Some regions of the proposed pit walls have not been probed with diamond drilling. Drilling into the northeast and southwest walls should be oriented towards those walls. Geotechnical parameters (example: rock mass characterization, rock hardness, joint set orientation) should be obtained from the new diamond drill holes;

2.	Develop a 3-D geological fault model, interpreting orientations and inclinations of faulting encountered by diamond drilling. Characterize the fault properties (example: width, presence of gouge, etc.);

3.	Develop a 3-D geological model to include additional lithologies (example: dykes) that may be present in the vicinity of the pits;

4.	Perform televiewer surveys in select existing diamond drill holes to generate the jointing database necessary for kinematic analysis. New diamond drill holes (specific geotechnical drill holes) should be structurally logged with oriented drill core methods or surveyed with a televiewer;

5.	Perform laboratory testing on representative diamond drill core samples to establish material properties of lithologies that are to be exposed in the pit highwall. Testing examples include Uniaxial (“UCS”) testing, Tensile and Triaxial testing. A minimum of five tests per major rock lithology should be performed. As Project understanding improves, Direct Shear testing should be considered on representative open discontinuities; and

6.	Kinematics and numerical (limit equilibrium and finite element) stability analyses are recommended for PFS level studies. Kinematic analysis, based on rock fabric data obtained from Televiewer and/or oriented drill core logging, is to be performed on all pit wall orientations. Incorporate the results of hydrogeology interpretations into future pit geotechnical designs (example: groundwater profile and seepage potential).

Recommendations for water management studies are as follows:

1.	Collect site-specific meteorological and hydrological data. These data will be used to refine seasonal run-off values, design storm estimates and minimum freeboard requirements;

2.	Confirm the catchment areas contributing run-off to the process plant site and open pit, and the amount of groundwater inflow to the open pit; Complete a monthly site-wide water balance;

3.	Develop a predictive water quality model, in conjunction with the water balance, to review the requirements for water treatment and/or discharge;

4.	Develop a predictive aerial dispersion model of airborne tailings and for operational noise of the DST areas to assess the impact on the citizens of the Town of Lamarche; and

5.	Review and optimize water diversion channels.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 192 of 229

Recommendations for dry stacked tailings studies are as follows:

1.	Complete tailings testing to confirm index, strength, permeability, and filtration properties;

2.	Perform a first geotechnical/hydrogeological site investigation to characterize the foundations of the infrastructure and conditions prevailing at the open pit;

3.	Optimize installation of the vertical drainage of consolidation cells by replacing vertical sand drainage system with wick drains during progressive installation of cell placement;

4.	Consider incorporating downstream rockfill buttresses under the liner system to steepen both the upstream and downstream slopes of peripheral dykes using a central raise scenario;

5.	Geochemical characterization testwork on the tailings and interstitial tailings water to confirm the geochemical properties and treatment requirements;

6.	Additional geochemical characterization testwork on the waste rock to confirm the geochemical properties;

7.	Perform analyses of pore water pressure increase under construction loading in consolidation cells and evaluate an adequate sizing of the drainage system;

8.	Study the possibility that climatic precipitation percolating down in the stack may raise the water level in the DST due to a diminution of the drainage capacity with time.

9.	Particle migration, precipitation of dissolved chemicals, etc. could be involved in this diminution. Such a condition could generate a DST overall instability and justify the installation of an upper membrane liner to avoid downward percolation of climatic precipitation; and

10.	Perform effective stress stability analysis to refine and optimize stack geometry and embankment sections. The analysis should consider the increase of pore water pressure and the potential for liquefaction and (or) strength loss in the foundation and in the filtered tailings mass during construction loading and also upon a potential large magnitude earthquake.

The costs to complete the recommended work programs are estimated to be CAD$20M (Table 26.1). The FS level activities are contingent on prior completion of the exploration and drilling items.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 193 of 229

Table 26.1 Cost Estimates for the Recommended Work Program.
Program	Units / Description	Cost Estimate (CAD$)
Exploration and Drilling
Infill Drilling	10,000 m	2,400,000
Exploration Drilling	3,000 m	600,000
Geomechanical Drilling	2,500 m	500,000
Geomechanical Drilling	Televiewer Surveys	50,000
Geomechanical Drilling for Pit Wall Slopes	1,000 m	200,000
Contingency (20%)		750,000
Subtotal Exploration and Drilling		4,500,000

Feasibility Study
Environmental, Permitting, Social Support		300,000
Updated Mineral Resource Estimate		250,000
Metallurgical Testwork	Bench-scale Concentration and Concentrate Modification Tests	1,000,000
Feasibility Study		10,000,000
Contingency (20%)		2,310,000
Subtotal Feasibility Study		13,860,000

Administration & Overhead		2,000,000

Total		20,360,000

* Cost of assembling a large enough feed sample is not included.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 194 of 229

27.0	REFERENCES

Arndt, N.T. 2013. The Formation of Massif Anorthosite: Petrology in Reverse. Geoscience Frontiers 4, 195-198.

Ashwal, L.D. 1993. Anorthosites. Heidelberg, Springer, 422 pages.

Banerjee, S. 2023. Cl Contents of Phosphatic Layers in First Phosphate’s Bégin-Lamarche Property, Québec, Canada. Technical report produced for First Phosphate Corp. 22 pages.

Banerjee, S., Dare, S. and Pufahl, P.K. 2024. Igneous Rock Phosphate: Ore Grades, Concentrates and Mining Operations Around the World. Queen’s University and Université de Québec à Chicoutimi Research Note to First Phosphate Corp., 11 pages.

Banerjee, S., Dare, S. and Pufahl, P.K. 2025a. Characterization of First Phosphate’s Bégin-Lamarche Phosphate Deposit (North and South Zones), Lac-Saint-Jean Anorthosite (LSJA) Complex, Québec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries, Queen’s University and Université de Québec à Chicoutimi. January 6, 2025.

Banerjee, S., Dare, S. and Pufahl, P.K. 2025b. Characterization of First Phosphate’s Bégin-Lamarche Phosphate Deposit (Mountain Zone), Lac-Saint-Jean Anorthosite (LSJA) Complex, Québec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries, Queen’s University and Université de Québec à Chicoutimi. January 6, 2025.

Banerjee, S., Pufahl, P.K., Dare, S.A.S. and Arguin, J.-P. 2026. Genesis of high-quality phosphate ore from anorthosite-hosted mafic and ultramafic rocks of the newly discovered Bégin-Lamarche Fe-Ti-P deposit, Grenville Province, Canada. Ore Geology Reviews 190, Article 107138.

Barette, J.-P. Rapport de Prospection sur des Cibles Géochimiques pour le Nickel et le Cuivre, Région du Saguenay et du Lac-St-Jean. IOS Services Géoscientifiques Inc., 1996.18 pages.

Barton, N., Lien, I., and Lunde, J., 1974. Engineering classification of rock masses for the design of tunnel support. Rock Mechanics, 6(4): 186-236.

Baziotis, I., Xydous, S., Asimov, P.D., Mavrogonatos, C., Flemetakis, S., Klemme, S., and Berndt, J. 2019. The potential for phosphorous in clinopyroxene as a geospeedometer: examples from mantle xenoliths. Geochim. Cosmochim. Acta 266, 307-331.

BBA. Geomechanics Basis for PEA Slope Designs. Bégin-Lamarche Property. BBA Document No./Rev.: 8727001-000000-4M-ERA-0001-R00. November 27, 2024.

Bédard, J.H., 2001. Parental Magmas of the Nain Plutonic Suite Anorthosites and Mafic Cumulates: a Trace Element Modelling Approach. Contributions to Mineralogy and Petrology 64, 33-52.

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Bédard, J.H. 2009. Parental Magmas of Grenville Province Massif-Type Anorthosites, and Conjectures About Why Massif Anorthosites are Restricted to the Proterozoic. Transactions of the Royal Society of Edinburgh 100, 77–103.

Charlier, B., Duchesne, J.-C., Auwera, J.V., Storme, J.-Y., Maquil, R. and Longhi, J. 2010. Polybaric Fractional Crystallization of High-Alumina Basalt Parental Magmas in the Egersund-Ogna Massif-type Anorthosite (Rogaland, SW Norway) Constrained by Plagioclase and High-Alumina Orthopyroxene Megacrysts. Journal of Petrology 51, 2515-2546.

Choinière, J. 1986. Géochimie des Sédiments de Lac-Région du Saguenay. MRNQ DP 86-34, 10 maps.

Choinière, J. 1986. Données Brutes des Sédiments de Lac de la Région du Saguenay. MRNQ, MB 86-70, 172 pages.

Côté, D. 1986. Pétrographie Pétrologie et Etude Géochimique du Dyke de Diorite de l’Intrusion Troctolitique et des Deux Petits Massifs Anorthositiques de Canton Tache [Mémoire de Maîtrise, Université du Québec à Chicoutimi]. https://doi.org/10.1522/1419871.

Côté, F., Duplessis, C., Gagnon, G., Guimont, H., Kelahan, M.E., Latulippe, S., Topalovic, A., Turgeon, B., Vallée, P., Verreault, M. and Wingate, E. 2013. Feasibility Study to Produce 3 Mtpy of High Purity Apatite Concentrate at the Lac à Paul Project, Québec, Canada NI-43-101 Technical Report.

Diyoyo, J.K., Dare, S., Simard, R-L. and Moukhsil, A. 2024. Rapport Préliminaire sur l’Avancement des Travaux: Cartographie de la Suite Anorthositique de Lac-Saint-Jean (SALSJ) dans le Secteur des Minéralisations de Fe-Ti-V-P du Corridor de Saint-Charles-de-Bourget et de Bégin-Lamarche. MB 2024-08. Ressources naturelles et des forêts Québec, 38 pages.

Duchesne, J.C. 1999. Fe-Ti Deposits in Rogaland Anorthosites (South Norway): Geochemical Characteristics and Problems of Interpretation. Mineralium Deposita 34, 182-198.

Emslie, R. F., Hamilton, M. A. and Theriault, R. J. 1994. Petrogenesis of a Midproterozoic Anorthosite-Mangerite-Charnockite-Granite (AMCG) Complex Isotopic and Chemical Evidence from the Nain Plutonic Suite. Journal of Geology 120, 539-558.

GM 06255. 1939. Rapport d’Examen de la Propriété avec Notes Caractéristiques des Gisements de Muscovite. Prepared by Paul D’Aragon for the Québec Department of Mines, Mineral Deposits Branch. 6 pages.

GM 57006. 1995. Compilation Géoscientifique des Indices de Cuivre-Nickel, Région du Saguenay-Lac-St-Jean. Prepared by IOS Services Géoscientifiques Inc. Project 95-066. Assessment Report for Énergie et Ressources naturelles Québec. 15 pages.

GM 65097. 2009. Rapport Technique et Recommendations, Campagne de Reconnaissance Géologique, Projet Géneration-Grenville. Mines Virginia Inc. dated Mars 2010. 75 pages.

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GM 67674. 2013. Fall 2011 and Winter 2012 Drilling Program, Titanomagnetite Project. Prepared by Aubin, A., Girard, R. and Martin-Tanguay, B. of IOS Services Géoscientifiques Inc., COREM, Université du Québec à Chicoutimi, ALS Mineral Claims Cormier 32d11. 868 pages and 8 plans.

GM 72942. 2022. Nova G2 Very High Resolution Heliborne Magnetic Survey on the Bégin Project, in Saguenay – Lac Saint-Jean Region, Québec. Prepared for First Phosphate Corp. by NovaTEM Airborne Geophysics, dated September 2022. 28 pages.

GM 73598. 2023. Rapport des Travaux pour 2020 à 2023 sur la propriété Bégin. Ressources naturelles et forêts, Québec. 72 pages.

Green, T.H. and Watson, E.B. 1982. Crystallization of apatite in natural magmas under high pressure, hydrous conditions, with particular reference to ‘orogenic’ rock series. Contributions to Mineralogy and Petrology 79, 96-105.

Haines, A. and Terbrugge, P.J., 1991. Preliminary estimate of rock slope stability using rock mass classification systems. In: 7th Congress of International Society of Rock Mechanics, Aachen, Germany, pp. 887–892.

Hébert, C., Cadieux, A.-M. et Van Breemen, O. 2005. Temporal Evolution and Nature of Ti–Fe–P Mineralization in the Anorthosite–Mangerite– Charnockite–Granite (AMCG) Suites of the South-Central Grenville Province, Saguenay – Lac St. Jean Area, Québec, Canada. Canadian Journal of Earth Sciences, 42, 16.

Hébert, C. and Lacoste, P. 1998. Géologie de la Région de Jonquière-Chicoutimi (22D/06). Service Géologique de Québec, Direction de la Géologie [Secteur des Mines, Ministère des Ressources naturelles].

Hébert, C., Van Breemen, O. et Cadieux, A.-M. 2009a. Géologie Économique. Dans Région du Réservoir Pipmuacan (SNRC 22E): Synthèse Géologique (p. 31-37). Ressources naturelles et Faune Québec. http://collections.banq.qc.ca/ark:/52327/1940772

Hébert, C., Van Breemen, O. and Cadieux, A.-M. 2009b. Région du Réservoir Pipmuacan (SNRC 22E): Synthèse Géologique. Ressources naturelles et faune Québec. http://collections.banq.qc.ca/ark:/52327/1940772.

Higgins, M. D., Ider, M. and Van Breemen, O. 2002. U–Pb Ages of Plutonism, Wollastonite Formation, and Deformation in the Central Part of the Lac-Saint-Jean Anorthosite Suite. Canadian Journal of Earth Sciences 39, 1093–105.

Hoek, E., & Bray, J., 1981. Rock Slope Engineering, 3rd edition. Institute Mining and Metallurgy, London.

Holycross, M.E. and Watson, E.B. 2018. Trace element diffusion and kinetic fractionation in wet rhyolitic melt. Geochim Cosmochim. Acta 232, 14-29.

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Howarth, G.H. and Gross, J. 2019. Diffusion-controlled and concentric growth zoning revealed by phosphorous in olivine from rapidly ascending kimberlite magma, Benfontein, South Africa. Geochim. Cosmochim. Acta 266, 292-306.

Intissar, R. and Benahmed, S. 2021. Levé Magnétique et Spectrométrique Aéroporté dans le Secteur du Lac-Saint-Jean Est, Province of Grenville. MERN Report DP 2021-03, 9 pages.

Laurin, A. F. and Sharma, K. N. M. 1972. Geology of the Mistassini River North, Mistassini River South, Peribonca Lake, Pipmuacan Reservoir, Chicoutimi and Baie Saint-Paul Map Areas, Québec: Grenville Project 1965, 1966, 1967. MRNQ, DP 126, 85 pages, 10 maps.

Laurin, A. F. and Sharma, K.N.M. 1975. Région des Rivières Mistassini, Péribonka et Saguenay (Grenville 1965-67). MRNQ, RG 161, 89 pages.

Laverne, C., Grauby, O., Alt, J. C. and Bohn, M. 2006. Hydroschorlomite in Altered Basalts from Hole 1256D, ODP Leg 206: The Transition from Low-Temperature to Hydrothermal Alteration. Geochemistry, Geophysics, Geosystems, 7(10).

Mao, M., Ruhkhlov, A.S., Rowins, S.M., Spence, J. and Coogan, L.A. 2016. Apatite trace element compositions: a robust new tool for mineral exploration. Economic Geology 111, 1187-1222.

P&E. 2022. Technical Report and Initial Mineral Resource Estimate of the Lac Orignal Phosphate Property, Saguenay Region, Northern Québec. Prepared for First Phosphate Corp. dated November 17, 2022. 212 pages.

P&E. 2023. Preliminary Economic Assessment of the Lac à L’Orignal Phosphate Property, Saguenay – Lac Saint-Jean Region, Northern Québec. Prepared for First Phosphate Corp. by P&E Mining Consultants Inc. dated September 11, 2023. 294 pages.

P&E. 2024. Technical Report and Initial Mineral Resource Estimate of the Bégin-Lamarche Phosphate Property, Saguenay-La Saint-Jean Region, northern Québec. Prepared for First Phosphate Corp. by P&E Mining Consultants Inc., dated October 31, 2024. 204 pages.

P&E. 2025. Preliminary Economic Assessment of the Bégin-Lamarche Property, Saguenay-Lac Sait-Jean Region, Northern Québec. Prepared for First Phosphate Corp. by P&E Mining Consultants, dated January 17, 2025. 326 pages.

Piccoli, P.M. and Candela, P.A. 2002. Apatite in Igneous Systems. Reviews in Mineralogy and Geochemistry, 48(1), 255-292.

Proust, D., Caillaud, J. and Fontaine, C. 2006. Clay Minerals in Early Amphibole Weathering: Tri-to Dioctahedral Sequence as a Function of Crystallization Sites in the Amphibole. Clays and Clay Minerals, 54(3), 351-362.

Pufahl, P.K. and Groat, L.A. 2017. Sedimentary and Igneous Phosphate Deposits: Formation and Exploration: An invited paper. Economic Geology 112, 483-516.

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Sander Geophysics. 2021. Levé Magnétique et Spectrométrique Aéroporté dans le Secteur du Lac-Saint-Jean Est, Bloc B: Rapport Final. Dated 2 March 2021. 100 pages.

Scoates, J.S. and Mitchell, J.N. 2000. The Evolution of Troctolitic and High Al Basaltic Magmas in Proterozoic Anorthosite Plutonic Suites and Implications for the Voisey’s Bay Massive Sulphide Deposit. Economic Geology 95, 677-701.

SGS, Québec City. 2024. Results of Mineralogical, Grinding and Flotation Testing, Bégin-Lamarche composite sample - numerous files. Summary Report in Preparation by SGS, January 2025.

SGS, September 2024, First Phosphate TIMA Data.

SIGÉOM. 2024. Ministère des Ressources naturelles et des Forêts (2024). SIGÉOM Système d’information géominière. Carte interactive. https://sigeom.mines.gouv.qc.ca/signet/classes/I1108_afchCarteIntr

Singh, P., Banerjee, S., Choudhury, T. R., Bhattacharya, S. and Pande, K. 2023. Distinguishing Celadonite from Glauconite for Environmental Interpretations. A review. Journal of Palaeogeography 12 (2), 179-194.

Tollari, N., Toplis, M.J. and Barnes, S.J. 2006. Predicting phosphate saturation in silicate magmas: an experimental study of the effects of melt composition and temperature. Geochim. Cosmochim. Acta 70, 1518-1536.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 199 of 229

28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

ANTOINE R. YASSA, P.GEO.

I, Antoine R. Yassa, P.Geo. residing at 3602 Rang des Cavaliers, Rouyn-Noranda, Québec, J0Z 1Y2, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc.

2.	This certificate applies to the Technical Report titled “Updated Mineral Resource Estimate and Technical Report on the Bégin-Lamarche Phosphate Project, Saguenay – Lac Saint-Jean Region, Northern Québec”, (The “Technical Report”) with an effective date of May 1, 2026.

3.	I am a graduate of Ottawa University at Ottawa, Ontario with a B.Sc. (HONS) in Geological Sciences (1977) with continuous experience as a geologist since 1979. I am a geological consultant currently licensed by the Order of Geologists of Québec (License No 224) and by the Association of Professional Geoscientist of Ontario (License No 1890);

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Minex Geologist (Val d’Or), 3-D Modelling (Timmins), Placer Dome	1993-1995
•	Database Manager, Senior Geologist, West Africa, PDX,	1996-1998
•	Senior Geologist, Database Manager, McWatters Mine	1998-2000
•	Database Manager, Gemcom modelling and Resources Evaluation (Kiena Mine)	2001-2003
•	Database Manager and Resources Evaluation at Julietta Mine, Bema Gold Corp.	2003-2006
•	Consulting Geologist	2006-present

4.	I have visited the Property that is the subject of this Technical Report on April 9, 2024 and on May 21, 2026.

5.	I am responsible for authoring Sections 1 to 28 of this Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101. I am independent of the Vendor and the Property.

7.	I have had prior involvement with the Project that is the subject of this Technical Report. I was a “Qualified Person” for a Technical Report titled “Technical Report and Initial Mineral Resource Estimate of the Bégin-Lamarche Phosphate Property, Saguenay – Lac Saint-Jean Region, Northern Quėbec”, with an effective date of September 9, 2024. I was also a “Qualified Person” for a Technical Report titled” Preliminary Economic Assessment of the Bégin-Lamarche Phosphate Property, Saquenay - Lac Saint-Jean Region, Northern Quėbec”, with an effective date of December 4, 2024.

8.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

9.	As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: May 1, 2026

Signing Date: August 24, 2026

{SIGNED AND SEALED} [Antoine R. Yassa]

Antoine R. Yassa, P.Geo.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 200 of 229

APPENDIX A         DRILL HOLE PLAN

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
5,401,500 N
PIT OUTLINE
2,400 NE
2,200 NE
2,000 NE
1,800 NE
1,600 NE
1,400 NE
1,200 NE
1,000 NE
800 NE
600 NE
400 NE
200 NE
0 NE
SECTION REFERENCE LINE
MINERALIZED DOMAINS
PROJECTED TO SURFACE
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
0
100
200
300
400
500
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
SURFACE DRILL HOLE PLAN
Scale 1:11,000
July 2026

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APPENDIX B          3-D DOMAINS

BÉGIN LAMARCHE PROJECT
3D DOMAINS

N
W
E
DOMAINS
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
0
250
500
750
Metres

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APPENDIX C           LOG NORMAL HISTOGRAMS AND PROBABILITY PLOTS

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APPENDIX D       VARIOGRAMS

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APPENDIX E       P2O5 BLOCK MODEL CROSS SECTIONS AND PLANS

SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
$P_2O_5$ %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
0
100
200
300
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
$P_2O_5$ BLOCK MODEL CROSS-SECTION 600 NE
Scale 1:4,000
July 2026

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SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
P_2O_5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
0
100
200
300
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P_2O_5 BLOCK MODEL CROSS-SECTION 1,400 NE
Scale 1:4,000
July 2026

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SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
$P_2O_5$ %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
0
100
200
300
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
$P_2O_5$ BLOCK MODEL CROSS-SECTION 1,800 NE
Scale 1:4,000
July 2026

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SECTION REFERENCE LINE
400 EL
300 EL
200 EL
100 EL
0 EL
SURFACE
OVERBURDEN
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
$P_2O_5$ %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
0
100
200
300
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
$P_2O_5$ BLOCK MODEL CROSS-SECTION 2,400 NE
Scale 1:4,000
July 2026

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325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
PIT OUTLINE
P_2O_5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
0 100 200 300 400 500
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P_2O_5 BLOCK MODEL PLAN 200 EL
Scale 1:11,000
July 2026

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325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
N
PIT OUTLINE
P_2O_5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
0 100 200 300 400 500
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P_2O_5 BLOCK MODEL PLAN 100 EL
Scale 1:11,000
July 2026

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 213 of 229

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
N
PIT OUTLINE
PIT OUTLINE
PIT OUTLINE
P2O5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS
PROJECTED TO PLAN
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
0 100 200 300 400 500
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P2O5 BLOCK MODEL PLAN 0 EL
Scale 1:11,000
July 2026

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APPENDIX F        CLASSIFICATION BLOCK MODEL CROSS SECTIONS AND PLANS

SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
CLASS
INDICATED
INFERRED
0
100
200
300
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL CROSS-SECTION 600 NE
Scale 1:4,000
July 2026

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SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE OVERBURDEN
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
CLASS
INDICATED
INFERRED
0
100
200
300
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL CROSS-SECTION 1,400 NE
Scale 1:4,000
July 2026

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SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
CLASS
INDICATED
INFERRED
0
100
200
300
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL CROSS-SECTION 1,800 NE
Scale 1:4,000
July 2026

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 217 of 229

SECTION REFERENCE LINE
400 EL
300 EL
200 EL
100 EL
0 EL
SURFACE
OVERBURDEN
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
CLASS
MEASURED
INDICATED
0
100
200
300
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL CROSS-SECTION 2,400 NE
Scale 1:4,000
July 2026

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 218 of 229

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
N
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
0 100 200 300 400 500
METRES
CLASS
MEASURED
INDICATED
INFERRED
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL PLAN 200 EL
Scale 1:11,000
July 2026

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 219 of 229

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
5,401,500 N
N
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
CLASS
INDICATED
INFERRED
0 100 200 300 400 500
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL PLAN 100 EL
Scale 1:11,000
July 2026

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 220 of 229

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
5,401,500 N
N
PIT OUTLINE
PIT OUTLINE
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
CLASS
INDICATED
INFERRED
0 100 200 300 400 500
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL PLAN 0 EL
Scale 1:11,000
July 2026

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 221 of 229

APPENDIX G           OPTIMIZED PIT SHELL

BÉGIN LAMARCHE PROJECT
OPTIMIZED PIT SHELL

N
DOMAINS
MONTAGNE
NORD1
NORD2
NORD3
NORD4
SSUD1
SSUD2
SSUD3
South1
South2
South3
South4
South5
South6
South7
South8
0
250
500
750
Metres

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 222 of 229

APPENDIX H         EERS LISTING

Table H.1 Bégin-Lamarche Property EERs Information * (7-pages)
Title No.	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)	Status
2597636	CDC	56.82	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597637	CDC	56.82	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597638	CDC	56.82	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597639	CDC	56.82	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597640	CDC	56.81	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	1,484	Active
2597641	CDC	56.81	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597642	CDC	56.81	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597643	CDC	56.81	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597644	CDC	56.81	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597645	CDC	56.80	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	15,237	Active
2597646	CDC	56.80	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	13,900	Active
2597647	CDC	56.80	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597648	CDC	56.80	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2597649	CDC	56.80	2021-02-07	2028-02-06	First Phosphate Corp.	1,200	80.75	2,684	Active
2612967	CDC	56.77	2021-06-11	2028-06-10	First Phosphate Corp.	1,200	80.75	16,916	Active
2612968	CDC	56.77	2021-06-11	2028-06-10	First Phosphate Corp.	1,200	80.75	13,822	Active
2612969	CDC	56.76	2021-06-11	2028-06-10	First Phosphate Corp.	1,200	80.75	13,822	Active
2612970	CDC	56.76	2021-06-11	2028-06-10	First Phosphate Corp.	1,200	80.75	13,822	Active
2612971	CDC	56.77	2021-06-11	2028-06-10	First Phosphate Corp.	1,200	80.75	13,822	Active
2612972	CDC	56.78	2021-06-11	2028-06-10	First Phosphate Corp.	1,200	80.75	16,416	Active
2612973	CDC	56.78	2021-06-11	2028-06-10	First Phosphate Corp.	1,200	80.75	13,822	Active
2612974	CDC	56.78	2021-06-11	2028-06-10	First Phosphate Corp.	1,200	80.75	13,822	Active
2615546	CDC	44.79	2021-07-26	2028-07-25	First Phosphate Corp.	1,200	80.75	0	Active
2644046	CDC	56.79	2022-04-04	2027-04-03	First Phosphate Corp.	1,200	80.75	18,116	Active
2644047	CDC	56.79	2022-04-04	2027-04-03	First Phosphate Corp.	1,200	80.75	1,698,670	Active
2644048	CDC	56.79	2022-04-04	2027-04-03	First Phosphate Corp.	1,200	80.75	16,916	Active

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 223 of 229

Table H.1 Bégin-Lamarche Property EERs Information * (7-pages)
Title No.	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)	Status
2644049	CDC	56.78	2022-04-04	2027-04-03	First Phosphate Corp.	1,200	80.75	1,856,001	Active
2655561	CDC	56.80	2022-06-28	2027-06-27	First Phosphate Corp.	1,200	80.75	14953,11	Active
2655562	CDC	56.80	2022-06-28	2027-06-27	First Phosphate Corp.	1,200	80.75	13,753	Active
2655563	CDC	56.78	2022-06-28	2027-06-27	First Phosphate Corp.	1,200	80.75	586,917	Active
2655564	CDC	56.78	2022-06-28	2027-06-27	First Phosphate Corp.	1,200	80.75	327,589	Active
2655565	CDC	56.78	2022-06-28	2027-06-27	First Phosphate Corp.	1,200	80.75	18,046	Active
2657024	CDC	56.81	2022-07-16	2027-07-15	First Phosphate Corp.	1,200	80.75	15,647	Active
2657025	CDC	56.81	2022-07-16	2027-07-15	First Phosphate Corp.	1,200	80.75	13,753	Active
2657026	CDC	56.80	2022-07-16	2027-07-15	First Phosphate Corp.	1,200	80.75	13,753	Active
2657027	CDC	56.80	2022-07-16	2027-07-15	First Phosphate Corp.	1,200	80.75	16,846	Active
2658090	CDC	56.85	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658091	CDC	56.85	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658092	CDC	56.85	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658093	CDC	56.85	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658094	CDC	56.85	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658095	CDC	56.84	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658096	CDC	56.84	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658097	CDC	56.84	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658098	CDC	56.84	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	1,893	Active
2658099	CDC	56.84	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658100	CDC	56.84	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658101	CDC	56.83	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658102	CDC	56.83	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658103	CDC	56.83	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658104	CDC	56.83	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	3,025	Active
2658105	CDC	56.83	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 224 of 229

Table H.1 Bégin-Lamarche Property EERs Information * (7-pages)
Title No.	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)	Status
2658106	CDC	56.83	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658107	CDC	56.83	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658108	CDC	56.83	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658109	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658110	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658111	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	3,024	Active
2658112	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658113	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658114	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658115	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658116	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658117	CDC	56.81	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	12,622	Active
2658118	CDC	56.81	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	14,378	Active
2658119	CDC	56.81	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,753	Active
2658120	CDC	56.81	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,753	Active
2658121	CDC	56.81	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	11,353	Active
2658122	CDC	56.80	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	12,622	Active
2658123	CDC	56.80	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	14,953	Active
2658124	CDC	56.80	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,753	Active
2658125	CDC	56.79	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	12,622	Active
2658126	CDC	56.79	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	14,953	Active
2658127	CDC	56.79	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	14,953	Active
2658128	CDC	56.79	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	14,953	Active
2658149	CDC	56.78	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	12,622	Active
2658150	CDC	56.78	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active
2658151	CDC	56.77	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 225 of 229

Table H.1 Bégin-Lamarche Property EERs Information * (7-pages)
Title No.	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)	Status
2658152	CDC	56.77	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active
2658153	CDC	56.77	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active
2658154	CDC	56.77	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	1,063,114	Active
2658155	CDC	56.77	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	1,727,441	Active
2658156	CDC	56.76	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	12,622	Active
2658157	CDC	56.76	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active
2658158	CDC	56.76	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	12,622	Active
2658159	CDC	56.76	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	12,622	Active
2658160	CDC	56.76	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active
2658161	CDC	56.76	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658162	CDC	56.76	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658163	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658164	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658165	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658166	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658167	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658168	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658169	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658170	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658171	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658172	CDC	56.75	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658173	CDC	56.74	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658174	CDC	56.74	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658175	CDC	56.74	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658398	CDC	56.79	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active
2658399	CDC	56.79	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 226 of 229

Table H.1 Bégin-Lamarche Property EERs Information * (7-pages)
Title No.	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)	Status
2658400	CDC	56.79	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	13,822	Active
2658597	CDC	56.85	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658598	CDC	56.82	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	0	Active
2658599	CDC	56.81	2022-07-27	2027-07-26	First Phosphate Corp.	1,200	80.75	12,553	Active
2658778	CDC	56.85	2022-07-28	2027-07-27	First Phosphate Corp.	1,200	80.75	0	Active
2658779	CDC	56.85	2022-07-28	2027-07-27	First Phosphate Corp.	1,200	80.75	0	Active
2658780	CDC	56.85	2022-07-28	2027-07-27	First Phosphate Corp.	1,200	80.75	0	Active
2658781	CDC	56.85	2022-07-28	2027-07-27	First Phosphate Corp.	1,200	80.75	0	Active
2659306	CDC	56.85	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659307	CDC	56.84	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659308	CDC	56.83	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659309	CDC	56.83	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659310	CDC	56.82	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659311	CDC	56.82	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659313	CDC	56.81	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659314	CDC	56.81	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659317	CDC	56.80	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659318	CDC	56.80	2022-07-31	2027-07-30	First Phosphate Corp.	1,200	80.75	0	Active
2659370	CDC	56.85	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659371	CDC	56.85	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659372	CDC	56.85	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659373	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	1,893	Active
2659374	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659375	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659376	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659377	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 227 of 229

Table H.1 Bégin-Lamarche Property EERs Information * (7-pages)
Title No.	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)	Status
2659378	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659379	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659380	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659381	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659382	CDC	56.84	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659383	CDC	56.83	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659384	CDC	56.83	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659385	CDC	56.83	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659386	CDC	56.83	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659389	CDC	56.82	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659390	CDC	56.82	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	0	Active
2659393	CDC	56.81	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	11,422	Active
2659394	CDC	56.81	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	11,422	Active
2659397	CDC	56.80	2022-08-01	2027-07-31	First Phosphate Corp.	1,200	80.75	12,622	Active
2661423	CDC	41.82	2022-08-29	2027-08-28	First Phosphate Corp.	1,200	80.75	0	Active
2661424	CDC	54.01	2022-08-29	2027-08-28	First Phosphate Corp.	1,200	80.75	0	Active
2661425	CDC	28.34	2022-08-29	2027-08-28	First Phosphate Corp.	1,200	80.75	0	Active
2661427	CDC	40.58	2022-08-29	2027-08-28	First Phosphate Corp.	1,200	80.75	0	Active
2661428	CDC	48.55	2022-08-29	2027-08-28	First Phosphate Corp.	1,200	80.75	0	Active
2661429	CDC	50.70	2022-08-29	2027-08-28	First Phosphate Corp.	1,200	80.75	0	Active
2661432	CDC	50.82	2022-08-29	2027-08-28	First Phosphate Corp.	1,200	80.75	0	Active
2661433	CDC	51.19	2022-08-29	2027-08-28	First Phosphate Corp.	1,200	80.75	0	Active
2661446	CDC	18.98	2022-08-29	2027-08-28	First Phosphate Corp.	500	41.50	0	Active
2824401	CDC	56.83	2024-04-04	2027-04-03	First Phosphate Corp.	1,200	80.75	0	Active
2824402	CDC	56.83	2024-04-04	2027-04-03	First Phosphate Corp.	1,200	80.75	0	Active
2824403	CDC	56.83	2024-04-04	2027-04-03	First Phosphate Corp.	1,200	80.75	0	Active

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 228 of 229

Table H.1 Bégin-Lamarche Property EERs Information * (7-pages)
Title No.	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)	Status
2827259	CDC	56.80	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827260	CDC	56.80	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827261	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	0	Active
2827262	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	0	Active
2827263	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	0	Active
2827264	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827265	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827266	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827267	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827268	CDC	56.78	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827269	CDC	56.78	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827270	CDC	56.78	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827271	CDC	56.78	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	13,822	Active
2827272	CDC	56.77	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	15,022	Active
2827273	CDC	56.77	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	15,022	Active
2827274	CDC	56.76	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	15,022	Active
2827275	CDC	56.76	2024-05-20	2027-05-19	First Phosphate Corp.	1,200	80.75	15,022	Active
Count		173
Total		9,688.73				206,900	13,930.50	8,158,695

* EERs information effective May 1, 2026.

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Project, Report No. 496	Page 229 of 229